

SOUTHERN STATES BANCSHARES, INC.

2022
ANNUAL REPORT



SOUTHERN STATES
BANCSHARES, INC.

Dear Fellow Stockholders:

> **We generated excellent results throughout our 15th full year of operations, producing strong loan growth and record net income, while carefully managing expenses and maintaining solid credit quality.**

We grew loans by 18.1% annualized in the fourth quarter and 26.9% for the full year.

Loan growth, combined with an increased net interest margin, fueled the expansion of our fourth-quarter and full year net interest income, which increased by 7.5% from the prior quarter and by 34.8% for all of 2022. Our core deposit franchise remains solid as total deposits grew by 10.6% in 2022 and noninterest-bearing deposits represent 26.79% of total deposits at year-end.

Our success is predicated on our team's collective experience and enduring connections with the customers and communities we serve. Importantly, our capital and liquidity levels are strong, putting Southern States in great financial shape to continue deepening ties with existing and new customers.

At the same time, our conservative underwriting and disciplined approach to responsible growth was evident in our historically low nonperforming loans, which made up only 0.14% of gross loans at the close of 2022.

Even as we grew substantially, our total noninterest expenses increased just 8.7% in 2022.

We posted record full-year earnings of $27.1 million and diluted earnings per share of $3.02, annual increases of 45.8% and 35.4%, respectively. The strength of our profitability was evidenced by a 1.43% return on average assets and a 15.55% return on average stockholders' equity for the year.

Notably, our efficiency ratio for 2022 improved to 49.12% from 57.13% a year earlier.

Our loan pipeline remains solid moving into 2023, supported by our relationship-based banking model and the ongoing health of our markets.

Of course, we are mindful of the slowing economic environment heading into 2023 and the lagging impact of rising interest rates on deposit costs. Our long-term commitment to disciplined banking fundamentals and prudent lending gives us confidence in our ability to navigate the changing landscape and continue to drive strong risk-adjusted returns for our shareholders.

However, you can look for the pace of growth to moderate in 2023. You should also know we will carefully manage costs. To that end, during the fourth quarter, we completed the sale of two branches as part of an ongoing effort to optimize our physical footprint while continuing to provide exceptional service. The sale of branches resulted in a net gain of $2.4 million.

Looking ahead, we are well-positioned for steady, selective growth. We are confident in our ability to create long-term value for our stockholders. I thank you for your support on behalf of everyone at Southern States.

Sincerely,

Stephen Whatley
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 10-K
_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-40727
_____



Southern States Bancshares, Inc.
(Exact name of registrant as specified in its charter)
_____

Alabama	**26-2518085**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
615 Quintard Ave., Anniston, AL	**36201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (256) 241-1092

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $5.00 par value	**SSBK**	**The Nasdaq Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $172.1 million as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter. Solely for the purposes of this computation, it has been assumed that executive officers and directors of the registrant serving at that time (and any trusts or entities that they own or control) are "affiliates".

As of March 13, 2023, the registrant had 8,747,763 shares of common stock, $5 par value per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for the 2023 Annual Meeting of Shareholders to be held on May 17, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such Definitive Proxy Statement will be filed with the SEC within 120 days after the end of the registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of Southern States Bancshares, Inc. ("Southern States" or the "Company") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), which reflect our current expectations and beliefs with respect to, among other things, future events and our financial performance. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Although we believe that the expectations reflected in such forward-looking statements are reasonable as of the dates made, we cannot give any assurance that such expectations will prove correct and actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict.

These statements are often, but not always, made through the use of words or phrases such as "may," "can," "should," "could," "to be," "predict," "potential," "believe," "will likely result," "expect," "continue," "will," "likely," "anticipate," "seek," "estimate," "intend," "plan," "target," "project," "would" and "outlook," or the negative version of those words or other similar words or phrases of a future or forward-looking nature. Forward-looking statements appear in a number of places in this Annual Report on Form 10-K and may include statements about business strategy and prospects for growth, operations, ability to pay dividends, competition, regulation and general economic conditions.

There are or may be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

- our ability to execute and prudently manage our growth and execute our strategy, including expansion activities;
- our ability to adequately measure and limit our credit risk;
- business, market and economic conditions generally and in the financial services industry, nationally and within our local markets;
- factors that can impact the performance of our loan portfolio, including real estate values and liquidity in our markets and the financial health of our commercial borrowers;
- the failure of assumptions and estimates, as well as differences in, and changes to, economic, market, and credit conditions, including changes in borrowers' credit risks and payment behaviors;
- compliance with governmental and regulatory requirements, including the Dodd-Frank Act and others relating to banking, consumer protection, securities and tax matters, and our ability to maintain licenses required in connection with mortgage origination, sale and servicing operations;
- compliance with the Bank Secrecy Act, Office of Foreign Assets Control ("OFAC") rules and anti-money laundering laws and regulations;
- governmental monetary and fiscal policies;
- the effectiveness of our risk management framework, including internal controls;
- the composition of and future changes in our management team and our ability to attract and retain key personnel;
- geographic concentration of our business in certain Alabama and Georgia markets;
- our ability to attract and retain customers;
- the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and interest-sensitive assets and liabilities, and the risks and uncertainty of the amounts realizable;
- changes in the availability and cost of credit and capital in the financial markets, and the types of instruments that may be included as capital for regulatory purposes;
- changes in the prices, values and sales volumes of residential and commercial real estate;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, trust and other wealth management services and insurance services, including the disruption effects of financial technology and other competitors who are not subject to the same regulations as the Company and Southern States Bank ("the Bank");
- the failure of assumptions and estimates underlying the establishment of allowances for possible loan losses and other asset impairments, losses, valuations of assets and liabilities and other estimates;
- the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions;
- changes in technology or products that may be more difficult, costly, or less effective than anticipated;
- systems failures or interruptions involving our risk management framework, our information technology and telecommunications systems or third-party servicers;
- unauthorized data access, cyber-crime and other threats to data security and customer privacy;
- our ability to maintain our historical rate of growth;

- our ability to identify potential candidates for, consummate, and achieve synergies resulting from, potential future acquisitions;
- deterioration of our asset quality or the value of collateral securing loans;
- changes in the laws, rules, regulations, interpretations or policies relating to financial institutions, accounting, tax, trade, monetary and fiscal matters and appropriate compliance with applicable law and regulation;
- operational risks associated with our business;
- volatility and direction of market interest rates and the shape of the yield curve;
- our ability to maintain important deposit customer relationships, maintain our reputation or otherwise avoid liquidity risks;
- the obligations associated with being a public company;
- the commencement and outcome of litigation and other legal proceedings against us or to which we may become subject;
- natural disasters and adverse weather, acts of terrorism, an outbreak of hostilities (such as the conflict between Russia and Ukraine) or other international or domestic calamities as well as national and international economic conditions and health issues, such as COVID-19, and other matters beyond our control; and
- other factors that are discussed in the sections titled "Risk Factors" in this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements and the "Risk Factors" included in this Annual Report on Form 10-K. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUMMARY RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks summarized below, together with the information in Item 1A – Risk Factors and all other information included in this Annual Report on Form 10-K, including our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K.

Risks Related to Our Business

- Our profitability is vulnerable to interest rate fluctuations.
- Our business is concentrated in, and largely dependent upon, the continued growth of, and economic conditions in, the markets where we operate.
- The elimination of the London Interbank Offered Rate ("LIBOR") and its replacement by other benchmark rates and the market acceptance of alternative indexes could adversely impact our business and results of operations.
- We could suffer losses from a decline in the credit quality of our assets.
- A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could negatively affect our business.
- Our allowance for estimated loan losses may not be adequate, which may require us to take a charge to earnings and adversely impact our financial condition and results of operations.
- Acquisitions may disrupt our business and dilute stockholder value, and integrating acquired companies may be more difficult, costly, or time-consuming than we expect.
- Our financial performance will be negatively impacted if we are unable to execute our growth strategy, including branch expansions into new markets.
- Our liquidity needs might adversely affect our financial condition and results of operations.
- We may not be able to adequately measure and limit the credit risks associated with our loan portfolio, which could adversely affect our profitability.
- As a community banking institution, we have smaller lending limits and different lending risks than certain of our larger, more diversified competitors.
- Our business success and growth depends significantly on key management personnel and our ability to attract and retain key people.

Risks Related to Banking Regulation

- The banking industry is subject to extensive regulation.
- Banking agencies periodically conduct examinations, and failure to comply with any supervisory actions could result in materially adverse effects.
- FDIC deposit insurance assessments may materially increase in the future, which would have an adverse effect on earnings.
- Banks are subject to minimum capital requirements by regulators.
- The Federal Reserve may require us to commit capital resources to support the Bank.
- The Bank may need to raise additional capital in the future, including as a result of potential increased minimum capital thresholds established by regulators, but that capital may not be available when it is needed or may be dilutive to stockholders.
- The Company is an entity separate and distinct from the Bank.
- The Bank is the Company's principal asset, and all of the Bank's outstanding stock has been pledged to secure a line of credit with First Horizon (the "Line of Credit").
- The Company depends on dividends from the Bank, which are subject to restriction.
- The banking industry is highly competitive and technology in the industry is continually evolving.

Risks Related to an Investment in Our Common Stock

- An active, liquid market for our common stock may not be sustained.
- The market price of our common stock may be subject to substantial fluctuations.
- Institutional holders own a significant amount of our common stock.
- Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.
- The rights of our common stockholders are subordinate to the rights of the holders of any debt and may be subordinate to any series of preferred stock that we may issue in the future.
- Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult, which could adversely affect our common stock.
- There are also substantial regulatory limitations on changes of control of bank holding companies that may discourage investors from purchasing shares of our common stock.

- We are an "emerging growth company" and subject to reduced SEC reporting requirements.
- Any deficiencies in our financial reporting or internal controls could materially and adversely affect our business and the market price of our common stock.
- Securities analysts may not initiate or continue coverage on us.
- An investment in our common stock is not an insured deposit and is subject to risk of loss.
- Our stock repurchase program may not enhance long-term stockholder value, and stock repurchases, if any, could increase the volatility of the price of our common stock and will diminish our cash reserves.

General Risk Factors

- We are subject to risk due to increasing interest rates.
- The implementation of the Current Expected Credit Loss ("CECL") accounting standard could require us to increase our allowance for loan losses and may have a material adverse effect on our financial condition and results of operations.
- Use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.
- Southern States is subject to information technology and cybersecurity risk.
- The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.
- Southern States depends on the accuracy and completeness of information about customers and counterparties.
- Southern States historical growth rate and performance may not be indicative of future results.
- The internal controls that Southern States has implemented in order to mitigate risks inherent to the business of banking might fail or be circumvented.
- Changes in accounting standards could materially impact Southern States' financial statements.
- Severe weather, natural disasters, pandemics, epidemics, acts of war or terrorism or other external events could have significant effects on our business.
- Events that could affect the world economy could have negative effects on our business.
- Southern States is subject to risk from lawsuits and changing laws and regulations.
- Our profitability and liquidity may be affected by changes in interest rates and interest rate levels, the shape of the yield curve and economic conditions.
- Liquidity risks could affect operations and jeopardize our financial condition.
- Any new activities and expansion plans may be subject to regulatory approvals.
- Southern States is subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
- Southern States is subject to the Bank Secrecy Act and other anti-money laundering statutes and regulations, and any deemed deficiency by Southern States with respect to these laws could result in significant liability and restrict our potential growth through branching and acquisitions.
- The obligations associated with being a public company require significant resources and management attention.

Item 1. & 2. Business and Properties

Company Overview

We are a bank holding company headquartered in Anniston, Alabama. We operate primarily through our wholly-owned subsidiary, Southern States Bank, an Alabama banking corporation formed in 2007. The Bank is a full service community banking institution, which offers an array of deposit, loan and other banking-related products and services to businesses and individuals in our communities. Our franchise is focused on personalized, relationship-driven service combined with local market management and expertise to serve small and medium size businesses and individuals.

In October 2015, we completed our acquisition of Columbus Community Bank in Columbus, Georgia. In September 2019, we completed our acquisition of Wedowee, Alabama based East Alabama Financial Group, Inc. ("East Alabama") and its subsidiary bank, Small Town Bank ("Small Town Bank").

Through our Bank, we engage in the business of banking, which consists primarily of accepting deposits from the public and making loans and other investments. Our principal sources of funds for loans and investments at our Bank are demand, time, savings, and other deposits and the amortization and prepayments of loans and investments. Our principal sources of income are interest and fees collected on loans, interest and dividends collected on other investments, fees earned from the origination and sale of residential mortgage loans, SBA/USDA fees, and service charges. Our principal expenses are interest paid on savings and other deposits, interest paid on other borrowings, employee compensation, office expenses, and other overhead expenses.

Our Markets

Our primary service areas in Alabama are Anniston, Auburn, Birmingham and Huntsville with a presence extending into Calhoun, Lee, Jefferson, Talladega, Madison and Randolph Counties of Alabama and their surrounding areas. In Georgia, we serve the Columbus metropolitan statistical area ("MSA"), as well as Carroll, Coweta, and Dallas Counties in the greater Atlanta MSA. The Bank also operates two loan production offices ("LPO") in Atlanta, Georgia.

Our markets are a mix of higher-growth areas and stable markets with strong core deposits. We find strength in the stability of our rural markets coupled with higher growth potential in metropolitan areas such as Atlanta, Birmingham, Huntsville and Auburn.

Corporate Information

Our principal executive office is located at 615 Quintard Avenue, Anniston, Alabama 36201, and our telephone number is (256) 241-1092. We maintain an Internet website at www.southernstatesbank.net.

We make available through our website, free of charge, our annual reports on Form 10-K, our annual reports to shareholders, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. These documents are also available on the SEC's website at www.sec.gov. The information contained on or accessible from our website does not constitute a part of this Annual Report on Form 10-K and is not incorporated by reference herein.

Properties

We provide banking services from 13 offices in Alabama and the Atlanta and Columbus, Georgia MSAs. We also operate two LPOs in Atlanta, Georgia. Our executive offices and those of the Bank are located at 615 Quintard Avenue, Anniston, Alabama. The Bank also owns an operations center located at 1131 Wilmer Avenue, Anniston, Alabama 36202. We believe that our banking and other offices are in good condition and are suitable and adequate to our needs.

The Bank owns its main office building and eleven of its banking centers. The remaining facilities are occupied under lease agreements, with terms ranging from one to five years, with extension options.

Competition

Southern States Bank faces substantial competition in attracting and retaining deposits and making loans to its customers in all of its principal markets. The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks and credit unions. We also compete with mortgage companies, trust companies, brokerage firms, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, financial technology companies and other financial intermediaries for certain of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within the banking and financial services industry. Other important competitive factors in our industry and markets include office locations and hours, quality of client service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer excellent banking products and services.

Competition involves efforts to retain current customers, obtain new loans and deposits, increase types of services offered, and offer competitive interest rates on deposits and loans. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations.

While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our broad suite of financial solutions, our high-quality client service culture, our positive reputation and our longstanding community relationships will enable us to compete successfully within our markets and enhance our ability to attract and retain clients.

Human Capital Management

As of December 31, 2022, we had 188 total employees, of which 187 were classified as full time. Our employees are not represented by a collective bargaining unit. We consider our relations with our employees to be excellent.

We are committed to fostering, cultivating, and preserving a culture of diversity and inclusion. We are working to cultivate our leaders and shape future talent to help us meet the needs of our customers now and in the future. Our human capital is the most valuable asset we have. The collective sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities, and talent that our employees invest in their work represents a significant part of not only our culture but our reputation and our achievement as well. We embrace our employee's differences in age, color, disability, ethnicity, family or marital status, gender identity or expression, language, national origin, race, religion, sexual orientation, socio-economic status, veteran status, and other characteristics that make our employees unique.

Our commitment is to have diversity represented at all levels within the bank including our board of directors, executive management, leadership, workforce, suppliers, and vendors. All employees of Southern States Bank have a responsibility to always treat others with dignity and respect. All employees are expected to exhibit conduct that reflects inclusion at work and within our communities.

We incorporate annual training on "Valuing Diversity" along with other technical and professional development programs. Our emphasis on training allows employees to enhance and expand their abilities.

We offer competitive compensation to attract and retain talent. Our generous total rewards package includes market-competitive salary, bonuses, short-term and long-term equity incentives, healthcare and retirement benefits, and paid time off. Approximately 25% of our employees own stock in us. Employees have regular performance reviews and salary raises commensurate with performance.

We continue to evolve to meet our employees' health, wellness, and work-life balance needs.

Supervision and Regulation

General

Bank holding companies and banks are regulated extensively under both federal and state law. The bank regulatory framework is intended primarily for the protection of depositors, the deposit insurance system, and the banking system, and not for the protection of stockholders or any other group.
This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance

with applicable laws and regulations, but also capital levels, asset quality and risk, management's ability and performance, earnings, liquidity, sensitivity to market risks and various other factors.

Composite ratings are based on evaluations of an institution's managerial, operational, financial and compliance performance. The composite CAMELS rating is not an arithmetical formula or rigid weighting of numerical component ratings. Elements of subjectivity and examiner judgment, especially as these relate to qualitative assessments, are important elements in assigning ratings.

These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, or the operations fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to Southern States and Southern States Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by express reference to each of the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy may have a material effect on the business of Southern States and Southern States Bank.

Southern States

Southern States is registered as a bank holding company with the Federal Reserve. Southern States is subject to examination, regulation and supervision by the Federal Reserve under the Bank Holding Company Act ("BHCA") of 1956, as amended, as well as the Alabama State Banking Department ("ASBD"). Southern States is required to file annual reports and such additional information as the Federal Reserve may require.

The Company is a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company. See "Transactions with Affiliates."

Federal and state laws regulate Southern States' corporate governance, its investment authority, its manner of doing business, its employment practices, its consumer privacy policies and procedures, its relationship with Southern States Bank and its other affiliates, its ability to merge with, acquire, or be acquired by other entities, its requisite minimum capital and the forms of capital, its payment of dividends or other distributions, the types of businesses in which it can engage, and many other aspects of its business.

Southern States Bank

Southern States Bank is chartered by the ASBD. Southern States Bank is also a member of the Federal Deposit Insurance Corporation ("FDIC") and its deposits are insured, as provided by law, by the Deposit Insurance Fund ("DIF"). Southern States Bank is subject to supervision, regulation, and examination by the FDIC and ASBD. Southern States Bank is also subject to various requirements and restrictions under federal and state law, including capital adequacy requirements, restrictions on dividends, requirements to maintain reserves against deposits, requirements under the Community Reinvestment Act ("CRA"), restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon and limitations on the types of investments that may be made, activities that may be engaged in, and types of services that may be offered. The operations of Southern States Bank are also affected by various consumer laws and regulations, including regulations of the Consumer Financial Protection Bureau ("CFPB"), and other state and federal agencies relating to equal credit opportunity, truth in lending disclosures, truth in savings disclosures, debt collection laws, privacy regulations, and regulation of consumer lending practices. In addition to the impact of direct regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Strict compliance at all times with state and federal banking laws, as well as other laws, is and will continue to be required. Southern States Bank believes that the experience of its executive management will assist it in its continuing efforts to achieve the requisite level of compliance. Certain provisions of state law may be preempted by existing and future federal laws, rules and regulations, and no prediction can be made as to the impact of preemption on state law or the regulation of Southern States Bank thereunder.

Enforcement Powers of Federal and State Banking Agencies

The federal and state bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance, impose cease and desist orders, substantial fines and other civil and criminal penalties, and appoint a conservator or receiver for financial institutions. Failure to comply with applicable laws and regulations could subject us and our officers and directors to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed below under "Prompt Corrective Action and Other Consequences of

Capital Adequacy," the appropriate bank regulatory agency may appoint the FDIC as conservator or receiver for a depository institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the depository institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan.

Payment of Dividends and Repurchases of Capital Instruments

Southern States is a legal entity separate and distinct from Southern States Bank. Southern States' principal source of cash flow, including cash flow to pay dividends to its stockholders, is dividends Southern States Bank pays to Southern States as Southern States Bank's sole stockholder. Statutory and regulatory limitations apply to Southern States Bank's payment of dividends to Southern States as well as to Southern States' payment of dividends to its stockholders. The Federal Reserve's policy that a bank holding company should serve as a source of strength to its subsidiary banks includes the position that a bank holding company should generally only pay dividends or other capital distributions from current year earnings. The Federal Reserve also has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders over the past four quarters has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the corporation's capital needs, asset quality and overall financial condition. Southern States' ability to pay dividends is also subject to the provisions of Alabama corporate law.

Federal Reserve Supervisory Letter SR-09-4 (February 24, 2009), as revised December 21, 2015 and July 24, 2020, applies to dividend payments, stock redemptions and stock repurchases. Prior consultation with the Federal Reserve supervisory staff is required before:

- declaring and paying a dividend that could raise safety and soundness concerns (for example, declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid);
- redemptions or repurchases of capital instruments when the bank holding company is experiencing financial weakness; and
- redemptions and purchases of common or perpetual preferred stock which would reduce Tier 1 capital at end of the period compared to the beginning of the period.

Bank holding company directors must consider different factors to ensure that the company dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company's dividends if:

- its net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;
- its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or
- it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

The capital rules further limit permissible dividends, stock repurchases and discretionary bonuses by the Bank unless the Bank meets the capital conservation buffer requirement discussed under "Capital Adequacy" below.

The ASBD also regulates Southern States Bank's dividend payments. Under Alabama law, a state-chartered bank has to maintain a capital surplus equal to at least 20% of its capital. The Bank has a capital surplus at least equal to 20% of its capital. Thereafter, the prior approval of the Alabama Superintendent of Banks is required for its payment of dividends if the total of all dividends declared by a bank in any calendar year will exceed the total of (1) the bank's net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends, withdrawals or transfers may be made from the bank's surplus without the prior written approval of the Superintendent.

Southern States and Southern States Bank's payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines or provisions in debt instruments and contracts. Bank regulatory agencies have the authority to prohibit bank holding companies and banks from engaging in unsafe or unsound practices in conducting their business. The payment of dividends, depending on the financial condition of a bank holding company and of its subsidiary bank, could under certain circumstances be deemed an unsafe or unsound practice, and therefore restricted.

Under the Federal Deposit Insurance Act, an FDIC-insured depository institution may not make any capital distributions (including the payment of dividends) or pay any management fees to its holding company if it is undercapitalized or if such payment would cause it to become undercapitalized.

Restrictions on Acquisitions and Certain Activities

As a bank holding company, Southern States must obtain prior approval of the Federal Reserve before (1) acquiring, directly or indirectly (except in certain limited circumstances), ownership or control of more than 5% of the voting stock of a bank, (2) acquiring all or substantially all of the assets of a bank, or (3) merging or consolidating with another bank holding company. The BHCA also generally limits the business in which a bank holding company may engage in to banking, managing or controlling banks, and furnishing or performing services for Southern States Bank. A bank holding company may engage in or acquire an interest in a company that engages in activities that the Federal Reserve has determined by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Banks are also subject to restrictions on the types of activities that they are permitted to engage in under regulations of the ASBD and the FDIC, which are generally limited to the business of banking and activities that are incidental to the business of banking.

Bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of non-banking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. Southern States has not elected to be a financial holding company, and we have not engaged in any activities determined by the Federal Reserve to be financial in nature or incidental or complementary to activities that are financial in nature.

Federal law also prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may be presumed to exist under certain circumstances between 5.00% and 24.99% ownership.

The Federal Reserve may require that a bank holding company terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the Federal Reserve believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve also has the authority to regulate provisions of certain bank holding company debt. Under certain circumstances, a bank holding company must file written notice and obtain approval from the Federal Reserve prior to purchasing or redeeming its equity securities.

Moreover, poor examination ratings, lower capital ratios than peer group institutions, regulatory concerns regarding management, controls, assets, operations, or other factors can all potentially result in practical limitations on the ability of a bank or bank holding company to engage in new activities, grow, acquire new businesses, repurchase its stock or pay dividends, or to continue to conduct existing activities.

Company Expected to be Source of Financial Strength for Bank Subsidiary

Under Federal Reserve policy and the Federal Deposit Insurance Act, Southern States is expected to act as a source of financial strength to, and to commit resources to support, Southern States Bank. This support may be required at times when, absent such Federal Reserve policy, Southern States may not be inclined to provide it.

In the event an FDIC-insured subsidiary becomes subject to a capital restoration plan with its regulators, the parent bank holding company is required to guarantee performance of such plan up to the lesser of 5.0% of the bank's assets at the time it became undercapitalized or the amount necessary to cause the institution to be adequately capitalized, and such guarantee is given priority in bankruptcy of the bank holding company. In addition, where a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company's subsidiary depository institutions may be responsible for any losses to the FDIC's DIF, if an affiliated depository institution fails. As a result, a bank holding company may be required to loan money to a bank subsidiary in the form of subordinate capital notes or other instruments which qualify as capital under bank regulatory rules. However, any loans from the holding company to such subsidiary banks likely will be unsecured and subordinated to such bank's depositors and to other creditors of the bank. See "Capital."

Capital Adequacy

The various federal banking agencies, including the Federal Reserve and FDIC, have adopted risk-based capital requirements for assessing bank and bank holding company capital adequacy. These standards establish minimum capital standards in relation to the relative credit risk of assets and off-balance sheet exposures. Capital is classified into two tiers. Tier 1 capital consists generally of common equity tier 1 capital (generally comprised of common stockholders' equity and retained earnings) and additional tier 1 capital (includes, among other things, certain types of noncumulative perpetual preferred stock) and is reduced by goodwill and certain other intangible assets. Tier 2 capital generally includes the allowance for possible loan losses (subject to certain limitations) and certain types of subordinated debt and cumulative perpetual preferred stock. Institutions may elect a one-time option to exclude unrealized gains and losses on the investment securities portfolio from the calculation of Tier 1 and Tier 2 capital. The Bank has made such an election. The risk-based capital guidelines require financial institutions to maintain specific defined credit risk factors and apply them to their assets which results in risk-adjusted assets.

The capital standards impose the following minimum capital requirements:

- a ratio of common equity tier 1 capital to total risk-weighted assets of 4.5%,
- a ratio of tier 1 capital to total risk-weighted assets of 6%,
- a ratio of total capital to total risk-weighted assets of 8%, and
- a ratio of tier 1 capital to adjusted average total assets of 4%.

In addition to these minimum regulatory capital ratios, the regulations establish a capital conservation buffer with respect to the first three ratios listed above. Specifically, banking organizations must hold common equity tier 1 capital in excess of their minimum risk-based capital ratios by at least 2.5% of risk-weighted assets in order to avoid limits on capital distributions (including dividend payments, discretionary payments on tier 1 instruments, and stock buybacks) and certain discretionary bonus payments to executive officers. Thus, when including the 2.5% capital conservation buffer, a bank holding company and a bank's minimum ratio of common equity tier 1 capital to risk-weighted assets becomes 7%, its minimum ratio of tier 1 capital to total risk-weighted assets becomes 8.5%, and its minimum ratio of total capital to risk-weighted assets becomes 10.5%.

These guidelines are only minimum standards and regulators expect bank holding companies and banks to maintain capital well above these minimum requirements. Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business, including in certain circumstances, the appointment of a receiver.

The federal banking agencies finalized a rule in November 2019 that allows bank holding companies and banks with less than $10.0 billion in total consolidated assets and limited amounts of certain assets and off balance sheet exposures and a leverage ratio of greater than 9% (subsequently temporarily reduced to 8% for 2020 and 8.5% for 2021 as a COVID-19 relief measure) to elect to use the Community Bank Leverage Ratio ("CBLR") framework. A community banking organization electing to use the CBLR framework would have a simplified capital regime and would not be subject to other capital and leverage requirements and would be considered well capitalized as long as it continued to meet the requirements of the CBLR framework. We have not elected to use the CBLR framework and it is uncertain if Southern States will elect to utilize the CBLR framework in the future, as it believes it will continue to calculate the other capital measures, which provide comparable information to other publicly traded banking institutions.

As a bank holding company with less than $3 billion in total consolidated assets, Southern States is eligible to be treated as a "small bank holding company" under the Federal Reserve's Small Bank Holding Company and Savings and Loan Holding Company Policy Statement. As a result, Southern States' capital adequacy is evaluated at the bank level and on a parent-only basis, and it is not subject to consolidated capital standards for regulatory purposes.

Prompt Corrective Action and Other Consequences of Capital Adequacy

The Federal Deposit Insurance Act requires, among other things, that the federal banking regulators take prompt corrective action with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. Under the Federal Deposit Insurance Act, insured depository institutions are divided into five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized as set forth below. An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating:

- well capitalized if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 8% or greater, a Common Equity Tier 1 capital ratio of 6.5% or greater, a leverage capital ratio of 5% or greater and is not subject to any written agreement, order, capital directive or prompt corrective action directive by a federal bank regulatory agency to maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 6% or greater, a Common Equity Tier 1 capital ratio of 4.5% or greater, and has a leverage capital ratio of 4% or greater;
- "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 6%, a Common Equity Tier 1 capital ratio of less than 4.5% or has a leverage capital ratio of less than 4%;
- "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 4%, a Common Equity Tier 1 capital ratio of less than 3%, or a leverage capital ratio of less than 3%; or

- "critically undercapitalized" if its ratio of tangible equity to total assets is equal to or less than 2%.

The federal bank regulatory agencies have authority to require additional capital and have indicated that higher capital levels may be required in light of market conditions and risk.

The Federal Deposit Insurance Act generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve. In addition, undercapitalized depository institutions are subject to, among other things, growth limitations and are required to submit capital restoration plans. An insured depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan, for the plan to be accepted by the applicable federal regulatory authority. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan or fails to implement its plan, it is treated as if it is significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, to sell to another bank or bank holding company, to reduce total assets, to restrict interest rates paid on deposits, to replace the board of directors or management and to cease receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator, generally within ninety (90) days of the date on which they become critically undercapitalized, and are subject to other restrictions.

Business activities may be influenced by an institution's capital classification. For example, only a "well capitalized" depository institution may accept brokered deposits without prior regulatory approval and an "adequately capitalized" institution may accept such deposits only with prior regulatory approval. Such approval has historically been difficult to obtain.

General Regulatory Considerations

Under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), all insured institutions must undergo regular on-site examination by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC and the appropriate agency (and state supervisor when applicable). FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset quality.

In response to perceived needs in financial institution regulation, Congress enacted the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"). FIRREA provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default.

FIRREA provides that financial institutions and their affiliated parties (such as officers and directors) may be subject to civil money penalties for certain types of violations and misconduct. In addition, the FDIC was granted enhanced authority to withdraw or to suspend deposit insurance in certain cases. The banking regulators have not been reluctant to use the enforcement authorities provided under FIRREA. Further, regulators have broad power to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts or take other actions as determined by the ordering agency to be appropriate.

Federal and state banking laws subject banks to certain restrictions on extensions of credit to executive officers, directors, certain principal stockholders and their related interests. For example, such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. These laws also impose certain lending limits on such loans.

Community Reinvestment Act

The CRA requires that each insured depository institution shall be evaluated by its primary federal regulator with respect to its record in meeting the credit needs of its local community, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

A bank's compliance with its CRA obligations is based on a performance-based evaluation system that bases CRA ratings on an institution's lending, service and investment performance. When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve will review the CRA assessment of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application. In connection with its assessment of CRA performance, the appropriate bank regulatory agency assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance."

The federal CRA regulations require that evidence of discriminatory, illegal or abusive lending practices be considered in the CRA evaluation. A less than satisfactory CRA rating will slow, if not preclude, acquisitions, and new branches and other expansion activities and may prevent a company from becoming a financial holding company.

CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank's primary federal regulator. A financial holding company election, and such election and financial holding company activities are permitted to be continued, only if any affiliated bank has not received less than a "satisfactory" CRA rating.

The federal banking agencies have proposed changes to modernize the CRA regulations, but at present such changes have not been finalized.

USA Patriot Act

After the terrorist attacks of September 11, 2001, Congress enacted broad anti-terrorism legislation called the "United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001," which is generally known as the "USA Patriot Act." Title III of the USA Patriot Act requires financial institutions, including Southern States and Southern States Bank, to help prevent, detect and prosecute international money laundering and the financing of terrorism. The Department of the Treasury has adopted additional requirements to further implement Title III.

The law is intended to enhance the powers of the federal government and law enforcement organizations to combat terrorism, organized crime and money laundering. The USA Patriot Act materially amended and expanded the application of the existing Bank Secrecy Act. It provided enhanced measures, including know your customer, new suspicious activity reporting rules and enhanced anti-money laundering programs. Under the USA Patriot Act, each financial institution is required to establish and maintain anti-money laundering compliance and due diligence programs, which include, at a minimum:

- the development of internal policies, procedures, and controls;
- the designation of a compliance officer;
- an ongoing employee training program; and
- an independent audit function to test programs.

In addition, the USA Patriot Act requires regulatory agencies to consider the record of a bank or bank holding company in combating money laundering activities in their evaluation of bank and bank holding company merger, acquisition and branch expansion transactions.

The U.S. Treasury Department has issued regulations under the USA Patriot Act. The regulations state that a depository institution will be deemed in compliance with the USA Patriot Act provided it continues to comply with the Bank Secrecy Act regulations. Under these regulations, a mechanism has been established for law enforcement to communicate names of suspected terrorists and money launderers to financial institutions, in return for securing the ability to promptly locate accounts and transactions involving those suspects. Financial institutions receiving names of suspects must search their account and transaction records for potential matches and report positive results to FinCEN. Each financial institution must designate a point of contact to receive information requests. These regulations outline how financial institutions can share information concerning suspected terrorist and money laundering activity with other financial institutions under protection from the statutory safe harbor from liability, provided each financial institution notifies FinCEN of its intent to share information.

FinCEN rules require banks to know the beneficial owners of customers that are not natural persons, update customer information in order to develop a customer risk profile, and generally monitor such matters.

FinCEN has also adopted regulations intended to prevent money laundering and terrorist financing through correspondent accounts maintained by U.S. financial institutions on behalf of foreign banks. Financial institutions are required to take reasonable steps to ensure that they are not providing banking services directly or indirectly to foreign shell banks.

Bank Mergers

Section 18(c) of the Federal Deposit Insurance Act, known as the "Bank Merger Act," requires the written approval of a bank's primary federal regulator before the bank may (1) acquire through merger or consolidation, (2) purchase or otherwise acquire the assets of, or (3) assume the deposit liabilities of, another bank. The Bank Merger Act prohibits the reviewing agency from approving any proposed merger transaction that would result in certain significant anti-competitive effects. In every proposed merger transaction, the reviewing agency must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, the bank's CRA performance, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities. In addition to FDIC approval, the Bank must also obtain the prior approval of the ASBD before acquiring or merging with another bank. The ASBD will consider similar criteria when reviewing an application.

Branching

Under Alabama law, Southern States Bank is permitted to establish additional branch offices within Alabama, subject to the approval of the ASBD. As a result of the Dodd-Frank Act, Southern States Bank may also establish additional branch offices outside of Alabama, subject to prior regulatory approval, so long as the laws of the state where the branch is to be located would permit a state bank chartered in that state to establish a branch. Any new branch, whether located inside or outside of Alabama, must also be approved by the FDIC, as the Bank's primary federal regulator. Southern States Bank may also establish offices in other states by merging with banks or by purchasing branches of other banks in other states, subject to certain restrictions.

Lending Limits

Under Alabama law, the amount of loans which may be made by a bank in the aggregate to one person is limited. Alabama law provides that unsecured loans by a bank to one person may not exceed an amount equal to 10% of the capital and unimpaired surplus of the bank. If the amount exceeds such 10% level, the excess must be secured up to a limit of 20%. For purposes of calculating these limits, loans to various business interests of the borrower, including companies in which a substantial portion of the stock is owned or partnerships in which a person is a partner, must be aggregated with those made to the borrower individually. Loans secured by certain readily marketable collateral are exempt from these limitations, as are loans secured by deposits and certain government securities.

Guidance on Commercial Real Estate Concentrations

Lending operations that involve concentrations of commercial real estate loans are subject to enhanced scrutiny by federal banking regulators. Regulators have issued guidance with respect to the risks posed by commercial real estate lending concentrations. Commercial real estate loans generally include construction and development loans and loans secured by multifamily property and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property, but it excludes owner-occupied real estate. The guidance prescribes the following guidelines for examiners to help identify institutions that are potentially exposed to concentration risk and may warrant greater supervisory scrutiny:

- Total loans for construction, land development and other land represent 100 percent or more of an institution's total capital; or
- Total non-owner occupied commercial real estate loans represent 300 percent or more of an institution's total capital.

FDIC Insurance Assessments

The FDIC has adopted a risk-based assessment system for insured depositary institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The assessment rate is based on a combination of factors, including certain financial data and its level of supervisory risk.

The FDIC may terminate the deposit insurance of a bank if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

The FDIC issued a final rule in October 2022 increasing deposit insurance assessments beginning in the first quarterly assessment period of 2023. The FDIC can also impose special assessments in certain instances. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, Southern States Bank may be required to pay higher FDIC insurance premiums.

Transactions with Affiliates

Southern States Bank is subject to sections 23A and 23B of the Federal Reserve Act, or the Affiliates Act, and the Federal Reserve's implementing Regulation W. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Accordingly, transactions between Southern States and Southern States Bank will be subject to a number of restrictions. The Affiliates Act imposes restrictions and limitations on the Bank from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, Southern States or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of Southern States or other affiliates. Such restrictions and limitations prevent Southern States or other affiliates from borrowing from the Bank unless the loans are secured by certain types of collateral of designated amounts. All such transactions, as well as contracts entered into between the Bank and affiliates, must be on terms that are no less favorable to the Bank than those that would be available from non-affiliated third parties. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Consumer Financial Services

Southern States Bank is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, the Military Lending Act, and these laws' respective state law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices and subject us to substantial regulatory oversight. Violations of the applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for mergers or acquisitions or prohibition from engaging in such transactions even if approval is not required.

There has been an enhanced focus by certain bank regulatory agencies with respect to industry practices relating to overdraft fees and non-sufficient funds fees. For example, the CFPB issued a Request for Information in January 2022 seeking public input with respect to financial institution practices relating to, among other areas, credit card fees, overdraft fees and non-sufficient funds fees and stated its intent to reduce these types of fees through crafting rules, issuing industry guidance, and focusing supervision and enforcement resources to achieve this goal. In August 2022, the FDIC issued guidance with respect to banking practices involving charging multiple non-sufficient funds fees on the representment of the same unpaid transaction on a deposit account. In addition, the CFPB issued guidance in October 2022 with respect to certain practices relating to overdraft fees.

Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, was signed into law. This law significantly changed the bank regulatory structure and affected the lending, deposit, investment, trading and operating activities of banks and their holding companies. The Dodd-Frank Act required various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The following summarizes just a few of the provisions of the Dodd-Frank Act. While much of the Dodd-Frank Act has been implemented in the form of final rules from the banking agencies, the full extent of its impact on our operations is not yet determined. It is possible that existing rules may still be modified or repealed or that new rules may be implemented.

The Dodd-Frank Act changed the types of instruments that are eligible for tier 1 capital treatment at the holding company-level. It also called for the Federal Reserve to apply to bank holding companies the same minimum leverage and risk-based capital standards that apply to banks.

The Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest-bearing checking accounts.

The Dodd-Frank Act required fees charged by banks for debit card transactions, commonly referred to as interchange fees, to be both "reasonable and proportional" to the cost incurred by the card issuer and authorized the Federal Reserve to implement regulations with respect to this requirement.

The Dodd-Frank Act also broadened the base for FDIC insurance assessments. Assessments are based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor.

The Dodd-Frank Act created a new Consumer Financial Protection Bureau (the "CFPB") with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets. Banks with less than $10 billion in assets will be examined for compliance with consumer laws by their primary bank regulator.

The Dodd-Frank Act increased the regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards and servicing requirements.

Mortgage Lending Rules

The Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including a proper determination of a borrower's ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a "reasonable and good faith determination" that the consumer has a "reasonable ability" to repay the loan. The Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure but provides a full or partial safe harbor from such defenses for loans that are "qualified mortgages." The CFPB published final rules to, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan's monthly payments. Since then, the CFPB has made certain modifications to these rules. The rules extend the requirement that creditors verify and document a borrower's income and assets to include all information that creditors rely on in determining repayment ability.

Financial Privacy and Cybersecurity Requirements

Federal law and regulations limit a financial institution's ability to share consumer financial information with unaffiliated third parties. Specifically, these provisions require all financial institutions offering financial products or services to consumer customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of personal financial information with unaffiliated third parties. The sharing of information for marketing purposes is also subject to limitations.

Federal law and regulations also establish certain information security guidelines that require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to develop, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. Federal and state laws require notice to be provided to customers of a data breach incident under certain circumstances.

Federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management. A financial institution is expected to implement multiple lines of defense against cyber-attacks. Financial institutions are also expected to implement procedures designed to address the risks posed by potential cyber threats, and to allow the institution to respond and recover effectively after a cyber-attack.

Other Legislation and Regulation

Other legislative and regulatory proposals regarding changes in banking and the regulation of banks, thrifts and other financial institutions are considered from time to time by the executive branch of the federal government, Congress and various state governments. It cannot be predicted whether any of such legislative or regulatory proposals will be adopted and, if adopted, how these will affect Southern States and Southern States Bank.

Monetary and Fiscal Policy

Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on its loans to customers and its securities holdings generally constitutes the major portion of a bank's earnings. Thus, the earnings and growth of Southern States Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which members may borrow, and reserve requirements on deposits and funds availability regulations. These instruments are used in varying combinations to influence the overall growth of bank loans, investments and deposits and also affect interest rates charged on loans or paid on deposits. The policies of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and will continue to do so in the future. The nature and timing of any future changes in Federal Reserve policies and their impact on Southern States Bank cannot be predicted.

Item 1A. Risk Factors
RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks described below, together with all other information included in this Annual Report on Form 10-K, including our consolidated financial statements and related notes appearing elsewhere herein. We believe the risks described below are the risks that are material to us as of the date of this Annual Report. If any of the following risks actually materialize, our business, financial condition or results of operations could be materially and adversely affected. In that case, you could experience a partial or complete loss of your investment. Further, to the extent that any of the information in this Annual Report on Form 10-K constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business

Southern States' profitability is vulnerable to interest rate fluctuations.

Southern States' profitability depends substantially upon its net interest income. Net interest income is the difference between the interest earned on assets (such as loans and securities held in Southern States' investment portfolio) and the interest paid for liabilities (such as interest paid on deposits).

Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates are events over which Southern States has no control, and such changes may have an adverse effect on Southern States' net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect Southern States' assets and liabilities. For example, an increase in interest rates could, among other things, reduce the demand for loans and decrease loan repayment rates. Such an increase could also adversely affect the ability of Southern States' floating-rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in non-performing assets and net charge offs. Conversely, a decrease in the general level of interest rates could affect Southern States by, among other things, leading to greater competition for deposits and incentivizing borrowers to prepay or refinance, at lower interest rates, their loans more quickly or frequently than they otherwise would, and at current interest rates and with current yield curves, it would reduce our net interest income and margin. Southern States attempts to minimize the adverse effects of changes in interest rates by structuring its asset-liability composition in order to obtain the maximum spread between interest income and interest expense and its primary tool for managing interest rate risk is a simulation model that evaluates the impact of interest rate changes on net interest income and the economic value of equity. However, there can be no assurance that Southern States will be successful in minimizing the adverse effects of changes in interest rates.

We generally price our variable rate loans based on the prime interest rate. As of December 31, 2022, we had $733.6 million of variable rate loans.

Generally, the interest rates on Southern States' interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent or on the same basis. Even assets and liabilities with similar maturities or re-pricing periods may react differently to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset. In a rising interest rate environment, the value of our securities AFS portfolio generally declines. As of December 31, 2022, our net unrealized loss in our securities AFS portfolio was $14.9 million due to the significant rise in interest rates during 2022. Changes in interest rates could materially and adversely affect Southern States' financial condition and results of operations.

Generally, interest rate spreads (the difference between interest rates earned on assets and interest rates paid on liabilities) have narrowed in recent years as a result of changing market conditions, policies of various government and regulatory authorities, and competitive pricing pressures, and Southern States cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads, and related decreases, could adversely affect Southern States' results of operations, cash flows and financial condition.

Southern States business is concentrated in, and largely dependent upon, the continued growth of, and economic conditions in, the markets where Southern States operates.

Southern States' operations are in Alabama and the Atlanta and Columbus, Georgia MSAs. Southern States' success depends to a significant extent upon the business activity, population, income levels, deposits, and real estate activity in these areas. Although customers' business and financial interests may extend outside of these areas, adverse economic conditions in those areas could reduce Southern States' growth rate, affect the ability of Southern States' customers to repay their loans, affect the value of collateral underlying loans and affect Southern States' ability to attract deposits. Adverse changes in the economic conditions in one or more of our local markets could negatively affect our results of operations and our profitability, affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact Southern States' charge offs and provisions for loan and credit losses, and our financial condition and results of operations. Economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. Any of these factors could adversely affect Southern States' financial condition, results of operations and cash flows. Because of Southern States' geographic concentration, Southern States may be less able than other regional or national financial institutions to diversify its credit risks across multiple markets.

Certain markets are also affected by the growth of automobile manufacturing and related suppliers located in our markets and nearby, and the automobile industry and other industries have been adversely affected by supply chain disruptions and shortages. Auto sales are cyclical and are affected adversely by higher interest rates.

An elimination of LIBOR or other benchmark rates and the lack of availability of alternative indexes could adversely impact our business and results of operations.

As of December 31, 2022, we had approximately 42 loans with balances of $116.0 million that use LIBOR interest rates. LIBOR and certain other benchmark rates are the subject of recent national, international, and other regulatory guidance and proposals for reform. The U.S. federal banking agencies have told banking organizations to cease using U.S. dollar LIBOR as a reference rate in new contracts by December 31, 2022, and will be evaluating banks' transition efforts as part of their examinations. We cannot predict what rate or rates may become accepted alternatives to LIBOR, or what the effect of any such changes in views or alternatives may be on the markets for LIBOR-linked financial instruments, including our loans, borrowings and interest rate swaps. We are in the process of assessing the impact that a cessation or market replacement of LIBOR would have on certain of our products and contracts.

Southern States could suffer losses from a decline in the credit quality of the assets that Southern States holds.

Southern States could sustain losses if borrowers, guarantors, and related parties fail to perform in accordance with the terms of their loans. Southern States has adopted underwriting and credit monitoring procedures and policies that Southern States believes are appropriate to manage these risks, including the establishment and review of the allowance for credit losses, periodic assessment of the likelihood of nonperformance, tracking loan performance, and diversifying its credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect Southern States' financial condition and results of operations. In particular, Southern States faces credit quality risks presented by past, current, and potential economic and real estate market conditions.

A significant portion of Southern States' loan portfolio is secured by real estate, and events that negatively impact the real estate market could negatively impact Southern States' business.

As of December 31, 2022, 83.4% of Southern States' loan portfolio is secured by either residential or commercial real estate. As of December 31, 2022, Southern States had $167.9 million in residential real estate loans and $904.9 million in commercial real estate loans outstanding, representing 10.5% and 56.8%, respectively, of gross loans outstanding on that date. Loans in hospitality properties, including hotels, motels, restaurants and shopping centers, which were $181.0 million, representing 11.4% of our net loans outstanding at December 31, 2022, may be especially sensitive to economic conditions and the risks of the travel and retail industries, including the effects of COVID-19.

There are significant risks associated with real estate-based lending. Real estate collateral may deteriorate in value during the time that credit is extended, in which case Southern States might not be able to sell such collateral for an amount necessary to satisfy a defaulting borrower's obligation to Southern States. In that event, there could be a material adverse effect on Southern States' financial condition and results of operations. Additionally, commercial real estate loans are subject to unique risks. These types of loans are often viewed as having more risks than residential real estate or other consumer loans, primarily because relatively large amounts are loans to a relatively small number of borrowers. Thus, the deterioration of even a small number of these loans could cause a significant increase in the loan loss allowance or loan charge offs, which in turn could have a material adverse effect on Southern States' financial condition and results of operations. Furthermore, commercial real estate loans depend on cash flows from the property securing the debt. Cash flows may be affected significantly by general economic conditions and a downturn in the local economy in one of Southern States' markets or in occupancy rates where a property is located could increase the likelihood of default.

We may foreclose upon and take title to or operate property in the ordinary course of business, which may subject us to environmental risk. Although management has policies requiring environmental reviews before loans secured by real property are made and before foreclosure is commenced, if hazardous substances are found on such property, or found in a greater extent than expected, Southern States could be liable for remediation costs, as well as for personal injury and property damage on such collateral.

Our limited geographic markets increase these risks. Most of the real estate securing Southern States' loans is located in Alabama and Georgia. Because the value of this collateral depends upon local real estate market conditions and activity, and is affected by, among other things, neighborhood characteristics, real estate tax rates, the cost of operating the properties, and local governmental regulation, adverse changes in any of these factors in our markets could cause a decline in the value of the collateral securing a significant portion of Southern States' loan portfolio. Further, the concentration of real estate collateral in these markets limits Southern States' ability to diversify the risk of such occurrences.

Southern States' allowance for estimated loan losses may not be adequate to cover actual loan losses, which may require Southern States to take a charge to earnings and adversely impact its financial condition and results of operations.

Southern States maintains an allowance for estimated loan losses that Southern States believes is adequate to absorb any probable losses in its loan portfolio. Management determines the amount of the allowance based upon an analysis of general market conditions, the credit quality of Southern States' loan portfolio and the performance of Southern States' customers relative to their financial obligations with Southern States. Southern States periodically evaluates the loan portfolio and assigns risk grading to its loans, which can result in changes in the allowance for loan losses. The amount of future losses is affected by changes in economic, operating, and other conditions, including changes in interest rates, which may be beyond Southern States' control, and such losses may exceed the allowance for loan losses. Although Southern States believes that its allowance for estimated loan losses is adequate to absorb probable losses on existing loans that may become uncollectible, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future. If actual losses exceed the allowance, the excess losses could adversely affect Southern States' net income and capital. Such excess could also lead to larger allowances for loan losses in future periods, which could in turn adversely affect net income and capital in those periods. If economic conditions differ substantially from the assumptions used in the estimate, or if the performance of Southern States' loan portfolio deteriorates, future losses may occur, and increases in the allowance may be necessary, either of which would have a negative effect on Southern States' financial condition and results of operations.

Additionally, federal banking regulators, as part of their supervisory function, periodically review the adequacy of Southern States' allowance for estimated loan losses. These agencies may require Southern States to establish additional allowances based on their judgment of the information available at the time of their examinations. If these regulatory agencies require Southern States to increase the allowance for estimated loan losses, it would have a negative effect on Southern States' financial condition and results of operations.

Finally, the measure of our allowance for loan losses is subject to new accounting standards. FASB adopted a new accounting standard that was effective for us on January 1, 2023. This new standard, referred to as CECL, requires financial institutions to determine periodic estimates of lifetime expected credit losses on loans and recognize the expected credit losses as allowances for credit losses. This changes our historical method of providing allowances for loan losses that are probable, which could require us to increase our allowance for credit losses going forward. CECL also greatly increases the types of data we need to collect and review to determine the appropriate level of the allowance for credit losses. The CECL model could create more volatility in the level of our allowance for credit losses going forward.

Any branch expansion into new markets might not be successful.

As part of Southern States' ongoing strategic plan, Southern States may consider expansion into adjacent markets. Such expansion might take the form of the establishment of *de novo* branches or the acquisition of existing banks or bank branches. There are considerable costs associated with opening new branches, and new branches generally do not generate sufficient revenues to offset costs until they have been in operation for some time. There are substantial risks associated with opening or acquiring branches, including risks that

- revenues from such activities might not be sufficient to offset the development, compliance, and other implementation costs;
- branch acquisitions permit the existing customers to move their deposit and loan relationships and such runoff may adversely affect the expected benefits of such expansion;

- competing products and services and shifting market preferences might affect the profitability of such activities;
- integration costs and time and loss of branch personnel may make branch acquisitions more costly and less profitable than expected; and
- Southern States' internal controls might be inadequate to manage the risks associated with new activities.

Furthermore, it is possible that Southern States' unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be an adverse effect on Southern States' financial condition and results of operations.

Acquisitions may disrupt Southern States' business and dilute stockholder value, and integrating acquired companies may be more difficult, costly, or time-consuming than Southern States expects.

Southern States' business strategy focuses on organic growth, including new hires and facilities, and growth through acquisitions of financial institutions. The market for acquisitions may be limited, and we may face increased difficulties pursuing growth through acquisitions. Southern States' pursuit of acquisitions may disrupt Southern States' business, and common stock that Southern States issues as merger consideration may dilute the book value or market value of our common stock, especially since an acquisition frequently involves the payment of a premium over book and market values. In addition, Southern States may fail to realize some or all of the anticipated benefits of completed acquisitions.

In addition, Southern States' acquisition activities could be material to Southern States' business and involve a number of significant risks, including the following:

- incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in Southern States' attention being diverted from the operation of Southern States' existing business;
- using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target company or the assets and liabilities that Southern States seeks to acquire;
- exposure to potential asset quality issues of the target company;
- intense competition from other banking organizations and other potential acquirers, many of which have substantially greater resources than Southern States has;
- potential exposure to unknown or contingent liabilities of banks and businesses Southern States acquires, including, without limitation, liabilities for regulatory and compliance issues;
- inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits of the acquisition;
- incurring time and expense required to integrate the operations and personnel of the combined businesses;
- inconsistencies in standards, procedures, and policies that would adversely affect Southern States' ability to maintain relationships with customers and employees;
- experiencing higher operating expenses relative to operating income from the new operations, creating an adverse short-term effect on Southern States' results of operations;
- losing key employees and customers;
- the costs, time and risk of converting financial and customer data;
- integration of acquired customers into financial and customer product systems;
- potential changes in banking or tax laws or regulations that may affect the target company; or
- risks of marking assets and liabilities to current market values, and possible future impairment of goodwill and other intangibles resulting from acquisitions.

If difficulties arise with respect to the integration process, the economic benefits expected to result from acquisitions might not occur. As with any merger of financial institutions, there also may be business disruptions that cause Southern States to lose customers or cause customers to move their business to other financial institutions. Failure to successfully integrate businesses that Southern States acquires could have an adverse effect on its profitability, return on equity, return on assets, or its ability to implement its strategy, any of which in turn could have a material adverse effect on its business, financial condition, and results of operation.

Southern States' financial performance will be negatively impacted if Southern States is unable to execute its growth strategy.

Southern States' current growth strategy is to grow organically, including through new hires and facilities, supplemented with select acquisitions. Southern States' ability to grow organically depends primarily on generating loans and deposits of acceptable risk and expense, and Southern States may not be successful in continuing this organic growth. Southern States' ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at a reasonable cost depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, and changes in banking laws, among other factors. Conversely, if Southern States grows too quickly and is unable to control costs and maintain asset quality, such growth, whether organic or through select acquisitions, could materially and adversely affect its financial condition and results of operations.

If we are unable to execute on the acquisition of suitable banks for any reason, including changes in the market that make acquisitions less attractive, more costly, or more risky, our future growth plans, and our financial performance, could be impaired.

Southern States' liquidity needs might adversely affect Southern States' financial condition and results of operations.

The primary sources of liquidity for Southern States Bank are customer deposits, loan repayments and the sale or maturity of investment securities. Loan repayments are subject to credit risks. In addition, deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, and general economic conditions. If market interest rates rise or our competitors raise the rates they pay on deposits, our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Higher funding costs could reduce our net interest margin and net interest income and could have a material adverse effect on our business, financial condition, results of operations and cash flows from operations.

Therefore, Southern States Bank may be required to rely from time to time on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations or support growth. Southern States Bank has lines of credit in place with the Federal Home Loan Bank of Atlanta and correspondent banks that Southern States believes are adequate to meet the Bank's liquidity needs. However, there can be no assurance that these arrangements will be sufficient to meet future liquidity needs, particularly if loan demand grows faster than anticipated.

The Company is a separate and distinct entity from the Bank, and depends on the issuance of capital stock and borrowings, which could include subordinated debt, as well as dividends from the Bank, for liquidity.

Southern States may not be able to adequately measure and limit the credit risks associated with its loan portfolio, which could adversely affect its profitability.

As a part of the products and services that Southern States offers, Southern States makes commercial and commercial real estate loans. The principal economic risk associated with each class of loans is the creditworthiness of the borrower, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower's ability both to properly evaluate changes in the supply and demand characteristics affecting its market for products and services, and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant occupancy rates and the quality of management of the property. A failure to effectively measure and limit the credit risks associated with Southern States loan portfolio could have an adverse effect on Southern States' business, financial condition, and results of operations.

For a variety of reasons, customers may, from time to time, be unable to meet their loan obligations to us. Loan modifications and payment deferrals provide our borrowers with temporary relief, but such relief may be insufficient. In addition to loan deferrals and modifications, we are participating in certain government programs designed to bolster the economy during the pandemic, such as the PPP, which is intended to fund borrowers' payrolls and certain operating expenses, not to support existing borrowers' loans. Our customers' participation in other government programs also may stabilize their cash flows during a short to medium term pandemic, but may not prevent significant loan delinquencies and losses. In addition, we have loans that are not covered or supported by any government guarantees or program. Thus, we could experience various impairments of such loans, including a delay in payments of principal and interest, and borrowers may be unable to meet their loan payments timely. In the event we are forced to foreclose upon collateral securing our loans, we may be unable to sell such collateral timely at reasonable prices. All of the foregoing could have adverse consequences on our business, results of operations and financial condition.

As a community banking institution, Southern States has smaller lending limits and different lending risks than certain of its larger, more diversified competitors.

Southern States is a community banking institution that provides banking services to the local communities in the market areas in which it operates. Southern States' ability to diversify economic risks is limited by Southern States' local markets and economies. Southern States lends primarily to individuals and small to medium-sized businesses, which may expose Southern States to greater lending risks than those of banks that lend to larger, better-capitalized businesses with longer operating histories. These small to medium-sized businesses and entrepreneurs may have fewer financial resources in terms of capital or borrowing capacity, and less developed internal controls and financial reporting than larger entities. If economic conditions negatively impact our markets generally, and small to medium-sized businesses are adversely affected, Southern States' financial condition and results of operations may be negatively affected. In addition, Southern States' legally mandated lending limits are lower than those of certain of Southern States' competitors that have more capital than Southern States has. These lower lending limits may discourage borrowers with lending needs that exceed Southern States' limits from doing business with Southern States.

Our business success and growth depends significantly on key management personnel and our ability to attract and retain key people.

Southern States depends heavily upon its senior management team. Our success and growth depends, in large part, on our ability to attract and retain key people with customer relationships. We compete with other financial services companies for people primarily on the basis of compensation and benefits, support services and financial position. Intense competition exists for key employees with demonstrated ability, and we may be unable to hire or retain such employees. We may also be impacted by general labor market constraints. The loss of the services of a member of Southern States' senior management team, or an inability to attract other experienced banking personnel, could adversely affect Southern States' business. Some of these adverse effects could include the loss of personal contacts with existing or potential customers, as well as the loss of special technical knowledge, experience, and skills of such individuals who are responsible for Southern States' operations.

Risks Related to Banking Regulation

Southern States is subject to extensive regulation in the conduct of its business, which imposes additional costs on Southern States and adversely affects its profitability.

As a bank holding company, Southern States is subject to federal regulation under the Bank Holding Company Act of 1956 and the examination and reporting requirements of the Federal Reserve. Southern States Bank is subject to extensive supervision, regulation and examination by the FDIC and ASBD. Federal and state regulation of the banking industry, along with tax and accounting laws, regulations, rules, and standards, may limit Southern States' operations significantly and control the methods by which Southern States conducts business, as they limit those of other banking organizations. Banking regulations are primarily intended to protect depositors, deposit insurance funds, and the banking system as a whole, and not stockholders or other creditors. These regulations affect lending practices, capital structure, capital levels, investment practices, dividend policy, and overall growth, among other things. For example, federal and state consumer protection laws and regulations limit the manner in which Southern States may offer and extend credit. In addition, the laws governing bankruptcy generally favor debtors, making it more expensive and more difficult to collect from customers who become subject to bankruptcy proceedings.

Southern States also may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with new or additional regulations that may be adopted by Congress or the banking regulators. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact Southern States' financial condition and results of operations.

Banking agencies periodically conduct examinations of Southern States' business, including compliance with laws and regulations, and Southern States' failure to comply with any supervisory actions to which Southern States becomes subject as a result of such examinations could materially and adversely affect Southern States.

Southern States and the Bank are subject to supervision and regulation by banking agencies that periodically conduct examinations of their businesses, including compliance with laws and regulations. Southern States and any nonbanking subsidiaries are subject to supervision and periodic examination by the Federal Reserve. The Bank is subject to supervision and periodic examination by the FDIC and the ASBD. Accommodating such examinations may require management to reallocate resources, which would otherwise be used in the day-to-day operation of other aspects of Southern States' business. If, as a result of an examination, any such banking agency was to determine that the financial condition, capital resources, allowance for loan losses, asset quality, earnings prospects, management, liquidity, or other aspects of Southern States' operations had become unsatisfactory, or that Southern States or its management were in violation of any law or regulation, such banking agency may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in Southern States' capital, to restrict Southern States' growth, to timely transition away from LIBOR rates, to assess civil monetary penalties against Southern States, its officers, or directors, to remove officers and directors, and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate Southern States' deposit insurance. If Southern States becomes subject to any such a regulatory action, it could have a material adverse effect on Southern States' business, financial condition, and results of operations. See "Item 1. & 2. Business and Properties—Supervision and Regulation."

FDIC deposit insurance assessments may materially increase in the future, which would have an adverse effect on earnings.

Southern States Bank is assessed a quarterly deposit insurance premium by the FDIC. The failure of banks nationwide during the financial crisis significantly depleted the DIF and reduced the ratio of reserves to insured deposits. The FDIC adopted a DIF Restoration Plan, which required the DIF to attain a 1.35% reserve ratio by September 30, 2020. This ratio was attained in the third quarter of 2018. FICO assessments by the FDIC ended March 2019 and the Bank received small bank assessment credits from the FDIC aggregating $200,262 during the last six months of 2019 and no amounts in 2020. The Bank also realized an offset to its FDIC 2020 assessments as a result of its participation in the PPP. This offset for the period ended December 31, 2021 was $25,300. There was no offset for the period ended December 31, 2022. Southern States Bank could be required to pay significantly higher premiums or additional special assessments, if, among other things, future bank failures deplete the DIF. This would adversely affect earnings, thereby reducing the availability of funds to pay dividends to Southern States.

Southern States and Southern States Bank are subject to capital requirements by regulators.

Applicable regulations require Southern States and Southern States Bank to maintain specific capital standards in relation to the respective credit risks of their assets and off-balance sheet exposures. Various components of these requirements are subject to qualitative judgments by regulators. Southern States Bank maintains a "well capitalized" status under the current regulatory framework. Southern States Bank's failure to maintain a "well capitalized" status could affect customers' confidence in Southern States Bank, which could adversely affect its ability to do business. In addition, failure to maintain such status could also result in restrictions imposed by regulators on Southern States Bank's growth, brokered deposits and deposit rates, dividends, management compensation and other activities. Any such effect on customers or restrictions by regulators could have a material adverse effect on Southern States' financial condition and results of operations.

The Federal Reserve may require Southern States to commit capital resources to support the Bank.

Federal law requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks, and to commit resources to support such subsidiary banks. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when Southern States may not have the resources to provide it and therefore may be required to borrow the funds or raise capital, even if a further investment was not otherwise warranted.

Southern States may need to raise additional capital in the future, including as a result of potential increased minimum capital thresholds established by regulators, but that capital may not be available when it is needed or may be dilutive to stockholders.

Southern States is required by federal and state regulatory authorities to meet regulatory capital requirements. Institutions that seek acquisitions such as Southern States are expected to maintain capital substantially above regulatory minimums. Recent regulations implementing minimum capital standards require financial institutions to maintain higher minimum capital ratios and place a greater emphasis on common equity and tangible common equity as a component of "Tier 1 capital," which consists generally of stockholders' equity and qualifying preferred stock, less certain goodwill items and other intangible assets. In order to support Southern States' operations and comply with regulatory standards, Southern States may need to raise capital in the future. Southern States' ability to raise additional capital will depend on conditions in the capital markets at that time (which are outside of Southern States' control) on Southern States' financial condition and performance. The capital and credit markets have experienced significant volatility in recent years, and capital may not be available to Southern States or on reasonable terms, when needed. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If Southern States cannot raise additional capital when needed, its financial condition and results of operations may be adversely affected, and its banking regulators may subject Southern States to regulatory enforcement action as outlined above. Furthermore, Southern States' issuance of additional shares of common stock could dilute the economic ownership interest of Southern States' stockholders.

The Company is an entity separate and distinct from the Bank.

The Company is an entity separate and distinct from the Bank. Company transactions with the Bank are limited by Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. We depend upon the Bank's earnings and dividends, which are limited by law and regulatory policies and actions, for cash to pay the Company's debt and corporate obligations, and to pay dividends to our shareholders. If the Bank's ability to pay dividends to the Company was limited, the Company's liquidity and financial condition could be materially and adversely affected.

Southern States' ability to pay dividends is subject to restriction by various laws and regulations and other factors.

As a bank holding company, Southern States is a separate entity from the Bank and has no material assets other than its equity interest in the Bank. Thus, it has no independent means of generating revenue except for dividends from the Bank and cash and securities it may hold. The Bank or its subsidiaries may be restricted from making

distributions to Southern States under applicable law or regulation or under the terms of financing arrangements, or may otherwise be unable to provide such funds.

Declarations of dividends is subject to the approval of our board of directors and subject to limits imposed on us by our regulators. Any future constraints on liquidity at the holding company level could impair Southern States' ability to declare and pay dividends on Southern States' common stock. In order to pay any dividends, we rely on dividends from the Bank. Under Alabama law, state-chartered banks must maintain a capital surplus of at least 20% of its capital, which the Bank currently exceeds. Moreover, our Bank is also required by Alabama law to obtain the prior approval of the ASBD Superintendent for its payment of dividends if the total of all dividends declared by the Bank in any calendar year will exceed the total of (1) the Bank's net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, the Bank must maintain certain capital levels, which may restrict the ability of our Bank to pay dividends to us and our ability to pay dividends to our stockholders. The federal banking agencies' capital regulations applicable to Southern States Bank require it to maintain the following capital ratios (when including the 2.5% capital conservation buffer which is made up solely of common equity tier l capital) to avoid limits on capital distributions, including dividends: (i) minimum ratio of common equity tier 1 capital to total risk-weighted assets of 7%, (ii) minimum ratio of tier 1 capital to total risk-weighted assets of 8.5%, and (iii) minimum ratio of total capital to risk-weighted assets of 10.5%. Please see "Item 1. & 2. Business and Properties—Supervision and Regulation—Capital Adequacy." Also, Southern States' and Southern States Bank's regulators have the authority to restrict dividends and payments on subordinated notes on each entity, if they determine they are operating in an unsafe or unsound manner, including inadequate capital.

At December 31, 2022, Southern States Bank could pay $52.0 million of dividends to Southern States without prior approval of the Superintendent. However, the payment of dividends is also subject to declaration by our board of directors, which takes into account our financial condition, earnings, general economic conditions and other factors, including statutory and regulatory restrictions. There can be no assurance that dividends will in fact be paid on our common stock in future periods or that, if paid, such dividends will not be reduced or eliminated. However, the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of a number of factors, including, but not limited to: (1) our historical and projected financial condition, liquidity and results of operations; (2) our capital levels and needs; (3) any acquisitions or potential acquisitions that we are considering; (4) contractual, statutory and regulatory prohibitions and other limitations; (5) general economic conditions; and (6) other factors deemed relevant by our board of directors. Our ability to pay dividends may also be limited on account of our outstanding indebtedness, as we generally must make payments on our outstanding indebtedness before any dividends can be paid on our common stock. Finally, because our primary asset is our investment in the stock of the Bank, Southern States is dependent upon dividends from the Bank to pay our operating expenses, satisfy our obligations and pay dividends on our common stock, and the Bank's ability to pay dividends on its common stock will substantially depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate and other factors deemed relevant by its board of directors. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Dividends and Dividend Policy" and "Item 1. & 2. Business and Properties—Supervision and Regulation."

Southern States operates in a highly competitive industry and faces significant competition from other financial institutions and financial services providers, which may decrease its growth or profits.

Consumer and commercial banking are highly competitive industries. Southern States' market areas contain not only a large number of community and regional banks, but also a significant presence of the country's largest commercial banks. Southern States competes with other state and national financial institutions, as well as savings and loan associations, savings banks, and credit unions, for deposits and loans. In addition, Southern States competes with financial intermediaries, such as consumer finance companies, commercial finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds, and several government agencies, as well as major retailers, all actively engaged in providing various types of loans and other financial services. Some of these competitors may have a longer history of successful operations in Southern States' market areas and greater ties to local businesses and more expansive banking relationships, as well as more established depositor bases, fewer regulatory constraints, and lower cost structures than Southern States has. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, to conduct more extensive promotional and advertising campaigns, or to operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than Southern States can offer. For example, in the current rate environment, there is an increase in competition for deposits. Further, increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect Southern States' ability to market Southern States' products and services. Technology has lowered barriers to entry and made it possible for banks to compete in Southern States' market areas without a retail footprint by offering competitive rates, and for non-banks to offer products and services traditionally provided by banks. There has also been an increasing trend of credit unions acquiring banks. Credit unions are tax-exempt entities, which provides an

advantage when pricing loans and deposits. The acquisition of banks by credit unions may increase competition for customers and acquisition targets.

The financial services industry could become even more competitive as a result of legislative, regulatory, and technological changes and continued consolidation. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking.

Southern States' ability to compete successfully depends on a number of factors, including:

- Southern States' ability to develop, maintain, and build upon long-term customer relationships based on quality service and high ethical standards;
- Southern States' ability to attract and retain qualified employees to operate Southern States' business effectively;
- Southern States' ability to expand market position;
- the scope, relevance, and pricing of products and services that Southern States offers to meet customer needs and demands;
- the rate at which Southern States introduces new products and services relative to its competitors;
- customer satisfaction with Southern States' level of service; and
- industry and general economic trends.

Failure to perform in any of these areas could significantly weaken Southern States' competitive position, which could adversely affect Southern States' growth and profitability, which, in turn, could harm Southern States' business, financial condition, and results of operations.

Southern States continually encounters technological change and may have fewer resources than its competitors to continue to invest in technological improvements.

The banking and financial services industries are undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to enhancing the level of service provided to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Southern States' future success will depend, in part, upon Southern States' ability to address the needs of customers by using technology to provide products and services that enhance customer convenience and create additional efficiencies in operations. Many of Southern States' competitors have greater resources to invest in technological improvements, and Southern States may not be able to effectively implement new technology-driven products and services, which could reduce its ability to effectively compete.

Risks Related to Our Common Stock

An active, liquid market for our common stock may not develop or be sustained.

We concluded an initial public offering of our common stock on August 12, 2021. Although our common stock is listed on NASDAQ, an active, liquid trading market for our common stock may not develop or be sustained on a long-range basis. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, stockholders may not be able to sell their shares at the volume, prices and times desired or sell their shares at all. Moreover, the lack of an established market could have an adverse effect on the value of our common stock. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business through acquisitions, by using our common stock as consideration, should we elect to do so.

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for stockholders to resell their shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

- actual or anticipated fluctuations in our operating results, financial condition or asset quality;
- changes in economic or business conditions, such as inflation, labor shortages or supply chain issues;
- the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve, or in laws or regulations affecting us;
- the public reaction to our press releases, our other public announcements and our filings with the SEC;
- changes in accounting standards, policies, guidance, interpretations or principles;
- the number of securities analysts covering us;

- publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;
- changes in market valuations or earnings of companies that investors deem comparable to us;
- the trading volume of our common stock;
- future issuances of our common stock or other securities;
- future sales of our common stock by us or our directors, executive officers or principal stockholders;
- additions or departures of key personnel;
- perceptions in the marketplace regarding our competitors and us;
- changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws or regulations;
- new technology used, or services offered by, competitors;
- additional investments from third parties;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;
- other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services;
- other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry; and
- geopolitical conditions such as wars, acts or threats of terrorism, pandemics, military conflicts, tariffs or trade wars.

In particular, the realization of any of the risks described in "Risk Factors" section of this Annual Report on Form 10-K could have a material adverse effect on the market price of our common stock and cause the value of our common stock to decline. The stock market and, in particular, the market for financial institution stocks have at times experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility could have an adverse effect on the market price of our common stock, which could make it difficult to sell shares at the volume, prices and times desired.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Future sales of a substantial number of shares of our common stock in the public market, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and under compensation and incentive plans, including the 2017 Incentive Stock Compensation Plan. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments. Such issuances of common stock may dilute our existing stockholders.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan, including the Plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.

The rights of our common stockholders are subordinate to the rights of the holders of any debt instruments that we may issue and may be subordinate to the holders of any series of preferred stock that we may issue in the future.

As of December 31, 2022, we had nothing outstanding under our Line of Credit. On February 7, 2022, we issued and sold in a private placement $48.0 million in aggregate principal amount of 3.50% Fixed-to-Floating Rate Subordinated notes due 2032. On October 26, 2022, we issued and sold in a private placement $40.0 million in aggregate principal amount of 7.0% Fixed-to-Floating Rate Subordinated notes due 2032.

Our existing indebtedness is, and future indebtedness that we may incur will be senior to our common stock. We must make payments on our indebtedness before any dividends can be paid on our common stock, and, in the event of our bankruptcy, dissolution or liquidation, the holders of any indebtedness must be satisfied in full before any distributions can be made to the holders of our common stock. Additionally, the right of a bank holding company to participate in the assets of its subsidiary bank in the event of a bank-level liquidation or reorganization is subject to the claims of the bank's creditors, including depositors, which generally take priority over bank holding company claims.

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult, which could adversely affect the market price of our common stock.

Certain provisions of our amended and restated certificate of incorporation ("certificate of incorporation") and amended and restated bylaws ("bylaws") could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our stockholders as beneficial to their interests. Our certificate of incorporation or bylaws include, among other things, provisions that:

- enable our board of directors to issue additional shares of authorized, but unissued capital stock including additional shares of common stock and preferred stock, without further stockholder approval;
- enable our board to establish the terms of preferred stock, including voting rights, dividend rights, redemption features, rights on liquidation or dissolution, and other qualifications, limitations and restrictions;
- establish an advance notice procedure for director nominations and other stockholder proposals;
- do not permit stockholders to call special meetings of stockholders or act by written consent; and
- enable our board of directors to increase the size of the board and fill the vacancies created by the increase.

In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. Any of the foregoing provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our stockholders might otherwise receive a premium over the market price of our shares.

There are also substantial regulatory limitations on changes of control of bank holding companies that may discourage investors from purchasing shares of our common stock.

With limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring 10% or more (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of the directors or otherwise direct the management or policies of our company without prior notice or application to, and the approval of, the Federal Reserve. Companies investing in banks and bank holding companies receive additional review and may be required to file Change in Bank Control Act notices. Accordingly, prospective investors must be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. These provisions could discourage third parties from seeking to acquire significant interests in us or in attempting to acquire control of us, which, in turn, could materially and adversely affect the market price of our common stock.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups ("JOBS") Act and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." As an emerging growth company:

- we are required to present only two years of audited financial statements and related information;
- we are exempt from the requirement to obtain an attestation report from auditors on management's assessment of internal control over financial reporting under the Sarbanes-Oxley Act;
- we are not required to comply with any new requirements adopted by the Public Company Accounting Oversight Board ("PCAOB"), requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;
- we are permitted to provide less extensive disclosure about our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and
- we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these exemptions until we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have at least

$1.24 billion in annual gross revenues, (ii) the date on which we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act (the last day of the fiscal year in which we have more than $700 million in market value of our common stock held by non-affiliates as of the prior June 30), (iii) the date on which we issue more than $1.00 billion of non-convertible debt during the prior three-year period, or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering in 2021. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt some of the reduced disclosure requirements described above.

We expect to take advantage of some of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our stockholders. As a result, the information that we provide to our stockholders may be different than what you might receive from public reporting companies from which you hold equity interests.

In addition, the JOBS Act permits us to take advantage of an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that the financial statements included in this Annual Report on Form 10-K, as well as any financial statements that we file in the future, may not be subject to all new or revised accounting standards generally applicable to public companies for the transition period as long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

We cannot predict whether investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may a less active trading market for our common stock, and our stock price may be more volatile or decline.

Any deficiencies in our financial reporting or internal controls could materially and adversely affect our business and the market price of our common stock.

For the year ended December 31, 2019, we became subject to the FDIC rules requiring annual management reports on our financial statements, our internal controls and for compliance with laws and regulations related to safety and soundness. SEC rules require that our Chief Executive Officer and Chief Financial Officer periodically certify the existence and effectiveness of our internal control over financial reporting. Beginning with the first Annual Report on Form 10-K we file following the date we cease to be an "emerging growth company" as defined in the JOBS Act, but no later than our Annual Report for the fiscal year ending December 31, 2026, we will be required to include our independent registered public accounting firm's attestation report on the design and operating effectiveness of our internal control over financial reporting. This process will require significant documentation of policies, procedures and systems, and review of that documentation and testing of our internal control over financial reporting by our internal auditing and accounting staff and our independent registered public accounting firm. This process will require considerable time and attention from management, which could prevent us from successfully implementing our business initiatives and improving our business, financial condition and results of operations, strain our internal resources, and increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter.

During the course of our testing we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. A material weakness is defined by the standards issued by the PCAOB as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, we would have to disclose in periodic reports we file with the SEC any material weakness in our internal control over financial reporting. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective and would preclude our independent auditors from expressing an unqualified opinion on the effectiveness of our internal control over financial reporting. In addition, disclosures of deficiencies of this type in our SEC reports could cause investors to lose confidence in our financial reporting, and may negatively affect the market price of our common stock, and could result in the delisting of our securities from the securities exchanges on which they trade. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, it may materially and adversely affect us.

Securities analysts may not initiate or continue coverage on us.

The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover us. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and your investment may lose money.

Our stock repurchase program may not enhance long-term stockholder value, and stock repurchases, if any, could increase the volatility of the price of our common stock and will diminish our cash reserves.

On February 16, 2022, we announced that our board of directors approved a stock repurchase program (the "Program") that authorizes us to repurchase up to $10.0 million of our common stock. The Program was in effect until December 31, 2022. On February 15, 2023, the board of directors extended the Program for another $10.0 million to be in effect until December 31, 2023, with the timing of purchases and number of shares repurchased under the Program dependent upon a variety of factors including price, trading volume, corporate and regulatory requirements, and market conditions. We are not obligated to purchase any shares under the Program and the Program may be suspended or discontinued at any time without notice.

Repurchases pursuant to our stock repurchase program could affect our stock price and increase its volatility. The existence of a stock repurchase program could also cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. Additionally, repurchases under our stock repurchase program will diminish our cash reserves, which impacts our ability to pursue possible future strategic opportunities and acquisitions, support our operations, invest in securities, and pay dividends and could result in lower overall returns on our cash balances. Stock repurchases may not enhance shareholder value because the market price of our common stock may decline below the levels at which we repurchased shares of stock, and short-term stock price fluctuations could reduce the program's effectiveness.

General Risk Factors

We are subject to risk due to increasing interest rates.

Beginning March 2020, we were in a low interest rate environment. In March 2020, the target federal funds rate decreased 150 bps to a range of 0.00% to 0.25% and remained at that rate until March 2022, when the Federal Reserve began increasing the target federal funds rate. The Federal Reserve increased the target federal funds rate by 25 bps in March 2022; 50 bps in May 2022; 75 bps in each of June, July, September, and November 2022; and 50 bps in December 2022, resulting in a range of 4.25% to 4.50% as of December 31, 2022. The Federal Reserve has also increased interest rates in 2023 and has indicated an intent to continue to raise interest rates in 2023.

Our costs of funds may increase as a result of increasing interest rates. Additionally, our deposit may face competitive pressures. Higher rates also have an adverse effect on our investment securities portfolio. Additionally, increasing rates to combat inflation may negatively impact the economies generally, which may in turn impact the demand for loans.

The implementation of the Current Expected Credit Loss ("CECL") accounting standard could require us to increase our allowance for loan losses and may have a material adverse effect on our financial condition and results of operations.

The Financial Accounting Standards Board ("FASB") has issued a new accounting standard that will replace the current approach under Generally Accepted Accounting Principles ("GAAP"), for establishing allowances for loan and lease losses, which generally considers only past events and current conditions, with a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first originated or acquired. This standard, referred to as Current Expected Credit Loss, or CECL, was effective for us beginning January 1, 2023. The CECL standard will require us to record, at the time of origination, credit losses expected throughout the life of the asset portfolio on loans and held to maturity securities, as opposed to the current practice of recording losses when it is probable that a loss event has occurred. Southern States is currently evaluating the impact the CECL standard will have on its accounting. The adoption of the CECL standard will materially affect how we determine allowance for loan losses and could require us to significantly increase the allowance. Moreover, the CECL standard may create more volatility in the level of the allowance. If we are required to materially increase the level of the allowance for any reason, such increase could adversely affect our business, financial condition and results of operations.

Use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, Southern States generally requires an appraisal. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and appraisals are based upon various assumptions about the real property and local market conditions. If the appraisal does not accurately reflect the amount that may be obtained upon any sale or foreclosure of the property, Southern States may not realize an amount equal to the indebtedness secured by the property.

Southern States uses information technology in its operations, offers online banking services to its customers, and depends on outside third party vendors for data processing services. Unauthorized access to Southern States or its customers' confidential or proprietary information as a result of a cyber-attack or otherwise could expose Southern States to reputational harm and litigation and adversely affect Southern States' ability to attract and retain customers.

Southern States relies heavily on communications and information systems to conduct its business. Any failure or interruption of these systems could impair or prevent the effective operation of Southern States' customer relationship management, general ledger, deposit, lending, or other functions. Information security risks for financial institutions have significantly increased in recent years, in part because of the proliferation of new technologies, the use of the internet and telecommunication technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, foreign governments, hackers, terrorists, activists, and other external parties. Southern States and its service providers are under continuous and expanding threats of loss due to hacking and cyber-attacks, especially as Southern States continues to expand customer applications using the internet, wireless, mobile and other remote channels to transact business. Therefore, the secure processing, transmission, and storage of information in connection with Southern States' online banking services are critical elements of its operations. However, Southern States' network could be vulnerable to unauthorized access, computer viruses and other malware, phishing schemes, or other security failures. In addition, customers may use personal smartphones, tablet PCs, or other mobile devices that are beyond Southern States' control systems in order to access Southern States' products and services. Southern States' and its service providers' technologies, systems and networks, and customers' devices, may become the target of cyber-attacks, electronic fraud, or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of Southern States or its customers' confidential, proprietary, and other information, or otherwise disrupt Southern States or its customers' or other third parties' business operations. As cyber threats continue to evolve, Southern States may be required to spend significant capital and other resources to protect against these threats or to alleviate or investigate problems caused by such threats. To the extent that Southern States' activities or the activities of Southern States' customers involve the processing, storage, or transmission of confidential customer information, any breaches or unauthorized access to such information could present significant regulatory costs and expose Southern States to litigation and other possible liabilities. Any inability to prevent these types of security threats could also cause existing customers to lose confidence in Southern States' systems and could adversely affect Southern States' reputation and ability to generate deposits. While Southern States has not experienced any material losses relating to cyber-attacks or other information security breaches to date, Southern States may suffer such losses in the future.

Southern States relies on software and systems developed and/or operated by third-party vendors to process various transactions. These systems include, but are not limited to, general ledger, payroll systems and employee benefits, loan and deposit processing, and securities portfolio accounting. While Southern States reviews the security and controls instituted by the applicable vendors and performs its own testing of user controls, Southern States relies on the continued maintenance of controls and data security by these third-party vendors, including safeguards over the security of customer data.

The increased use of online banking may increase the risks related to our information technology systems, including cyber-attacks and unauthorized access.

The occurrence of any cyber-attack or information security breach could result in potential liability to clients, reputational damage, damage to Southern States' competitive position, and the disruption of Southern States' operations, all of which could adversely affect Southern States' financial condition or results of operations, lead to increased compliance and insurance costs and reduce stockholder value.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. As a result, if future events or regulatory views differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and may require us to revise or restate prior period financial statements or realize losses not previously recognized, cause damage to our reputation and the price of our common stock and adversely affect our business, financial condition and results of operations.

Southern States' financial condition and results of operations are affected by fiscal and monetary policy. Actions by monetary and fiscal authorities, including the Federal Reserve, could lead to inflation, deflation, or other economic impacts that could adversely affect Southern States' financial performance. The primary impact of inflation on Southern States' operations most likely will be reflected in increased operating costs. Conversely, deflation generally will tend to erode collateral values and diminish loan quality. Virtually all of Southern States' assets and liabilities are monetary in nature. As a result, interest rates and the shape of the yield curve have a more significant impact on Southern States' performance than general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or by the same magnitude as the prices of goods and services.

Southern States depends on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, Southern States may rely on information furnished by or on behalf of customers and counterparties, including financial statements and other financial information. Southern States also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit, Southern States may depend upon its customers' representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations, and cash flows of the customer. Southern States also may rely on customer representations and certifications, or other audit or accountants' reports, with respect to the business and financial condition of its clients. Southern States' financial condition, results of operations, financial reporting, and reputation could be negatively affected if Southern States relies on materially misleading, false, inaccurate, or fraudulent information.

As a community bank, Southern States' ability to maintain Southern States' reputation is critical to the success of Southern States' business, and the failure to do so may materially adversely affect Southern States' performance.

Southern States' reputation is one of the most valuable components of its business. As such, Southern States strives to conduct its business in a manner that enhances its reputation. This is done, in part, by recruiting, hiring, and retaining employees who share Southern States' core values of being an integral part of the communities Southern States serves, delivering superior service to customers, and caring about customers and associates and maintaining Southern States' credit culture. If Southern States' reputation is negatively affected, by the actions of Southern States' employees or otherwise, Southern States' business and, therefore, Southern States' operating results may be materially adversely affected.

Southern States historical growth rate and performance may not be indicative of our future growth or financial results.

We may not be able to sustain our past rate of growth or grow our business at all. Consequently, our past results of operations will not necessarily be indicative of our future operations.

If the communities in which Southern States operates do not grow, or if the prevailing economic conditions locally or nationally are less favorable than Southern States has historically realized, then its ability to implement its business strategies may be adversely affected, and its actual growth and financial performance may materially change.

Moreover, Southern States cannot give any assurance that Southern States will benefit from any market growth or favorable economic conditions in its market areas even if they do occur. If Southern States' senior management team is unable to provide the effective leadership necessary to implement Southern States' strategic plan, including the successful integration of any acquisition, Southern States' actual financial performance may be materially adversely different from Southern States' expectations and goals. Additionally, to the extent that any component of Southern States' strategic plan requires regulatory approval, if Southern States is unable to obtain necessary approval without material adverse conditions, Southern States will be unable to completely implement its strategy, which may adversely affect its actual growth and results of operations and financial condition. The inability to successfully implement Southern States' strategic plan could adversely affect the price of Southern States' common stock.

The internal controls that Southern States has implemented in order to mitigate risks inherent to the business of banking might fail or be circumvented.

Management regularly reviews and updates Southern States' internal controls and procedures that are designed to manage the various risks in Southern States' business, including credit risk, operational risk, and interest rate risk. No system of controls, however well-designed and operated, can provide absolute assurance that the objectives of the system will be met. If there were a failure of such a system, or if a system were circumvented, there could be a material adverse effect on Southern States' financial condition and results of operations.

Changes in accounting standards could materially impact Southern States' financial statements.

From time to time, the FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of Southern States' financial statements. Such changes may result in Southern States being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond Southern States' control, can be hard to predict, and can materially impact how Southern States records and reports its financial condition and results of operations. In some cases, Southern States could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in its needing to revise or restate prior period financial statements.

Severe weather, natural disasters, pandemics, epidemics, acts of war or terrorism or other external events could have significant effects on our business.

Severe weather and natural disasters, including hurricanes, tornados, droughts and floods, epidemics and pandemics, acts of war or terrorism or other external events could have a significant effect on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Although management has established disaster recovery and business continuity policies and procedures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. The SEC and federal bank regulators have also recently updated their guidance for pandemics, which may cause us to change our operations and business continuity efforts.

We are monitoring the conflict between Russia and Ukraine. While we do not expect that the conflict will be directly material to us, collateral effects of the geopolitical instability, such as the imposition of sanctions against Russia and Russia's response to such sanctions (including retaliatory acts like cyber-attacks and sanctions against other countries), could adversely affect the global economy or domestic markets, including ours.

The continuation of the COVID-19 pandemic, or other events that could affect the world economy, could have negative effects on our business.

A continuation or resurgence of the COVID-19 pandemic, trade wars, tariffs, inflation, supply chain disruptions, labor and materials shortages, and similar events and disputes, domestic and international, may continue to adversely affect economic activity globally, nationally and locally. Such events also may adversely affect business and consumer confidence, generally. Travel, tourism, hospitality and retail may be especially adversely affected by a continuation or resurgence of the COVID-19 pandemic, which could adversely affect our approximately $181.0 million of hospitality and retail CRE loans outstanding as of December 31, 2022. The recovery from the COVID-19 pandemic has been affected generally by supply chain disruptions and shortages of materials. Any such adverse changes may adversely affect our profitability, growth, asset quality and financial condition.

Southern States is or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations, and proceedings by governmental agencies and third parties that may lead to adverse consequences.

Many aspects of Southern States' business involve substantial risk of legal liability. Southern States is subject to being threatened to be named as a defendant in lawsuits arising from its business activities. In addition, from time to time, Southern States is, or may become, the subject of governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, the SEC, and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which Southern States conducts its business, or reputational harm.

Changes in laws and government regulation may have a material effect on Southern States' results of operations.

Financial institutions have been the subject of significant legislative and regulatory changes and may be the subject of further significant legislation or regulation in the future, none of which is within Southern States' control. New proposals for legislation could be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings, and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Changes to statutes, regulations, or regulatory policies, including changes in their interpretation or implementation by regulators, could affect Southern States in substantial and unpredictable ways.

Such changes could, among other things, subject Southern States to additional costs and lower revenues, limit the types of financial services and products that Southern States may offer, ease restrictions on non-banks and thereby enhance their ability to offer competing financial services and products, increase compliance costs, and require a significant amount of management's time and attention. Failure to comply with statutes, regulations, or policies could result in sanctions by regulatory agencies, civil monetary penalties, or reputational damage, each of which could have a material adverse effect on Southern States' business, financial condition, and results of operations.

The Biden Administration may propose changes to bank regulation and corporate tax changes that could have an adverse effect on our business, results of operations and financial conditions. The Tax Cuts and Jobs Act reduced the federal corporate income tax rate from 35% to 21%. Among other possible changes to federal taxation, in April 2021, the Administration proposed increasing the federal corporate income tax rate to 28%, which, if adopted could adversely affect our net income.

Our profitability and liquidity may be affected by changes in interest rates and interest rate levels, the shape of the yield curve and economic conditions.

Our profitability depends upon net interest income, which is the difference between interest earned on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Net interest income will be adversely affected if market interest rates on the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Interest rates, and consequently our results of operations, are affected by general economic conditions (national, international and local) and fiscal and monetary policies, as well as expectations of these rates and policies and the shape of the yield curve. Our income is primarily driven by the spread between these rates. As a result, a steeper yield curve, meaning long-term interest rates are significantly higher than short-term interest rates, would provide the Bank with a better opportunity to increase net interest income. Conversely, a flattening yield curve could pressure our net interest margin as our cost of funds increases relative to the spread we can earn on our assets. In addition, net interest income could be affected by asymmetrical changes in the different interest rate indexes, given that not all of our assets or liabilities are priced with the same index. The 2022 rate increases by the Federal Reserve have positively affected our net interest margins and net income.

Increases in interest rates may cause consumers to shift their funds to more interest-bearing instruments and to increase the competition for and costs of deposits. If customers move money out of bank deposits and into other investment assets or from transaction deposits to higher interest-bearing time deposits, we could lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income. Increases in market interest rates may reduce demand for loans, including residential mortgage loans originations. At the same time, increases in rates will increase the rates we charge on variable rate loans and may increase our net interest margin. Higher interest rates would decrease the values of our existing fixed rate securities investments and could potentially adversely affect the values and liquidity of collateral securing our loans. The effects of increased rates and the related risks to us depend on the rates of changes in our costs of funds and interest earned on our loans and investments, the shape of the yield curve, and our ability to manage such changes.

Liquidity risks could affect operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, proceeds from loan repayments or sales proceeds from maturing loans and securities, and other sources could have a negative effect on our liquidity. Our funding sources include federal funds purchased, securities sold under repurchase agreements, core and non-core deposits, and short- and long-term debt. We maintain a portfolio of securities that can be used as a source of liquidity. We are also members of the Federal Home Loan Bank ("FHLB") and the Federal Reserve Bank of Atlanta, where we can obtain advances collateralized with eligible assets. There are other sources of liquidity available to the Company or the Bank should they be needed, including our ability to acquire additional non-core deposits. We may be able, depending upon market conditions, to otherwise borrow money or issue and sell debt and preferred or common securities in public or private transactions. Our access to funding sources in amounts adequate to finance or capitalize our activities on terms which are acceptable to us could be impaired by factors that affect us specifically, or the financial services industry or the economy in general. General conditions that are not specific to us, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry could adversely affect us.

Any new activities and expansion plans may require regulatory approvals, and failure to obtain them may restrict our growth.

As part of our growth strategy, we may expand our business by pursuing strategic acquisitions of financial institutions and other closely related businesses. Generally, we must receive regulatory approval before we can acquire a bank holding company, an FDIC-insured depository institution or related businesses. In determining whether to approve a proposed acquisition, banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution's record of compliance under the CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Generally, acquirors must be deemed "well managed" and "well capitalized." The necessary regulatory approvals may not be granted on terms that are acceptable to us, or granted at all. In certain cases, where our resulting market shares raises competitive concerns, we may also be required to sell banking locations as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

In addition to the acquisition of existing financial institutions, as opportunities arise, we may continue *de novo* branching as a part of our expansion strategy. *De novo* branching carries with it numerous risks, including the inability to obtain all required regulatory approvals, which are dependent upon many of the same factors as acquisitions, including our capital management, anti-money laundering and CRA compliance. The failure to obtain these regulatory approvals for potential future strategic acquisitions and *de novo* banking locations could negatively affect our business plans and restrict our growth.

Southern States is subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and limitations on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on Southern States' business, financial condition, results of operations, and future prospects.

Southern States is subject to the Bank Secrecy Act and other anti-money laundering statutes and regulations, and any deemed deficiency by Southern States with respect to these laws could result in significant liability and restrict our potential growth through branching and acquisitions.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports when appropriate. In 2019, the "know your customer" rules were expanded to include inquiries regarding beneficial owners of entities. In addition to other bank regulatory agencies, the federal Financial Crimes Enforcement Network of the Department of the Treasury, or FinCEN, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the state and federal banking regulators, as well as the U.S. Department of Justice, Consumer Financial Protection Bureau, Drug Enforcement Administration, and Internal Revenue Service. Southern States is also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control of the Department of the Treasury, or OFAC, regarding, among other things, the prohibition of transacting business with, and the need to freeze assets of, certain persons and organizations identified as a threat to the national security, foreign policy, or economy of the United States. If Southern States' policies, procedures, and systems are deemed deficient, Southern States would be subject to liability, including fines and regulatory actions, which may include restrictions on Southern States' ability to pay dividends and the necessity to obtain regulatory approvals to proceed with its acquisition and business plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for Southern States. Any of these results could have a material adverse effect on Southern States' business, financial condition, results of operations, and future prospects.

The obligations associated with being a public company require significant resources and management attention.

As a public company, we face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we are no longer an emerging growth company. We are subject to the reporting requirements of the Exchange Act, and other rules and regulations implemented by the SEC, legislation passed by Congress, the PCAOB and NASDAQ, each of which imposes additional reporting and other obligations on public companies. As a public company, we are required to, among other things:

- prepare and distribute periodic and current reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;
- expand the roles and duties of our board of directors and committees thereof;
- institute more comprehensive financial reporting and disclosure compliance procedures;
- establish new internal policies, including those relating to trading in our securities, and internal and disclosure controls and procedures;
- involve and retain to a greater degree outside counsel and accountants in the activities listed above;

- enhance our investor relations function;
- retain additional personnel; and
- comply with the listing standards of NASDAQ.

We expect these rules and regulations and future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, will increase our legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on our business, financial condition or results of operations. These increased costs could require us to expend time and money that we could otherwise use to expand our business and achieve our strategic objectives.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our description of properties is contained in "Part 1—Item 1. & 2. Business and Properties" above.

Item 3. Legal Proceedings

Southern States and Southern States Bank are parties to various legal proceedings in the ordinary course of their respective businesses, including proceedings to collect loans or enforce security interests. In the opinion of management, none of these legal proceedings currently pending will, when resolved, have a material adverse effect on the financial condition or the results of operations of Southern States or Southern States Bank. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business, including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws, we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "SSBK." Our shares have been traded on the Nasdaq Global Select Market since August 12, 2021. Prior to that date, there was no public trading market for our common stock.

Holders of Record

As of March 13, 2023, there were approximately 450 holders of record, excluding stockholders for whom shares are held in nominee or street name.

Dividends and Dividend Policy

Our stockholders are entitled to receive dividends on common stock only if, when and as declared by our board of directors from funds legally available therefor under Alabama corporate law and as limited by our banking regulators. We paid quarterly cash dividends of $0.09 per share on February 15, 2022, May 16, 2022, August 17, 2022 and November 16, 2022, resulting in cash dividends of $0.36 per share for the year ended December 31, 2022. Any future determination relating to dividends will be made at the discretion of our board of directors and will depend on our financial condition, liquidity and results of operations; our capital levels and needs; acquisitions; contractual, statutory and regulatory prohibitions and other limitations; general economic conditions; and other factors deemed relevant by our board of directors. There can be no assurance that in the future we will pay any dividends to holders of our common stock, or as to the amount of any future dividends.

For information on regulatory restrictions on our and the Bank's present and future ability to pay dividends, see "Item 1. & 2. Business & Properties—Supervision and Regulation."

Use of Proceeds

On August 12, 2021, we sold 996,429 new shares of our common stock at a public offering price of $19.00 per share in our initial public offering, and on August 19, 2021, we sold an additional 300,000 at the public offering price pursuant to the exercise of the underwriters' option to purchase additional shares in the offering. In addition, selling stockholders sold 1,003,571 shares of common stock, the proceeds of which went to the selling stockholders. The offering resulted in approximately $21.1 million of net proceeds, after deducting underwriting discounts and commissions, and offering expenses, to us, and approximately $17.7 million to the selling stockholders. We did not receive any proceeds from the sale of common stock by the selling stockholders. The offer and sale of shares in the IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-257915), which the SEC declared effective on August 11, 2021. Keefe, Bruyette & Woods, Inc. and Truist Securities, Inc. acted as underwriters. The offering commenced on July 30, 2021, and did not terminate until the sale of all of the shares offered. During the year ended December 31, 2022, we completed the use of all of the proceeds from the issuance and sale. There was no material change from the planned use of proceeds as described in our Final Prospectus that was filed with the SEC on August 12, 2021, pursuant to Rule 424(b)(4) under the Securities Act.

Issuer Purchases of Equity Securities

Our purchase of shares of common stock made during the year ended December 31, 2022 consisted of stock repurchases made under our publicly announced stock repurchase program (the "Program") and are summarized in the table below.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program[1]
				(dollars in thousands)
January 1 - January 31, 2022	—	$ —	—	$ 10,000
February 1 - February 28, 2022	10,475	20.58	10,475	9,784
March 1 - March 31, 2022	276,769	21.37	276,769	3,869
April 1 - April 30, 2022	—	—	—	3,869
May 1 - May 31, 2022	—	—	—	3,869
June 1 - June 30, 2022	58,258	21.03	58,258	2,643
July 1 - July 31, 2022	—	—	—	2,643
August 1 - August 31, 2022	—	—	—	2,643
September 1 - September 30, 2022	—	—	—	2,643
October 1 - October 31, 2022	—	—	—	2,643
November 1 - November 30, 2022	—	—	—	2,643
December 1 - December 31, 2022	—	—	—	2,643
Total	345,502	$ 21.29	345,502	$ 2,643

(1) On February 16, 2022, we announced that our board of directors approved a Program that authorizes us to repurchase up to $10.0 million of our common stock. The Program was in effect until December 31, 2022. On February 15, 2023, the board of directors announced that it had extended the Program for another $10.0 million to be in effect until December 31, 2023, with the timing of purchases and number of shares repurchased under the Program dependent upon a variety of factors including price, trading volume, corporate and regulatory requirements, and market conditions. We are not obligated to purchase any shares under the Program and the Program may be suspended or discontinued at any time without notice.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the years ended December 31, 2022 and December 31, 2021 included in this Annual Report on From 10-K. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may not be realized. Certain risks, uncertainties and other factors, including those set forth under "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

Southern States Bancshares, Inc. (including its subsidiaries, the "Company," "our" or "we") is a bank holding company headquartered in Anniston, Alabama. We operate primarily through our wholly-owned subsidiary, Southern States Bank (the "Bank"), an Alabama banking corporation. We provide banking services from 13 offices in Alabama and Georgia and two LPOs in Georgia. The Bank is a full service community banking institution, which offers an array of deposit, loan and other banking-related products and services to businesses and individuals in our communities. Our principal business activities include commercial and retail banking.

Our management's discussion and analysis of financial condition and results of operations is intended to provide the reader with information that will assist in the understanding of our business, results of operations, financial condition and financial statements; changes in certain key items in our financial statements from period to period; and the primary factors that we use to evaluate our business.

Overview of 2022 Results

Net income was $27.1 million for the year ended December 31, 2022, compared to $18.6 million for the year ended December 31, 2021. Significant measures for the year included:

- Return on average assets ("ROAA") was 1.43% for the year ended December 31, 2022, compared to 1.23% for the year ended December 31, 2021.

- Return on average equity ("ROAE") was 15.55% for the year ended December 31, 2022, compared to 11.80% for the year ended December 31, 2021.

- Earnings per common share was $3.08 for the year ended December 31, 2022, compared to $2.26 for the year ended December 31, 2021.

- Net interest margin of 3.99% for the year ended December 31, 2022, compared to 3.78% for the year ended December 31, 2021.

- Net interest income increased $18.4 million for the year ended December 31, 2022, representing a 34.8% increase over the year ended December 31, 2021.

- Loans, net of unearned income, were $1.6 billion as of December 31, 2022, a $336.9 million, or 26.9%, increase compared to December 31, 2021.

- Deposits increased $164.3 million, a 10.6% increase, to $1.7 billion as of December 31, 2022 from December 31, 2021.

Primary Factors Used to Evaluate Our Business

The most significant factors we use to evaluate our business and results of operation are net income, return on average assets and return on average equity. We also use net interest income, noninterest income and noninterest expense.

Net Interest Income

Net interest income is our principal source of net income and represents the difference between interest income and interest expense. We generate interest income from interest-earning assets that we own, including loans and investment securities. We incur interest expense from interest-bearing liabilities, including interest-bearing deposits and other borrowings, notably FHLB advances, our subordinated notes (the "Notes") and our Line of Credit.

Changes in the market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities, are usually the largest drivers of periodic changes.

Noninterest Income

Noninterest income primarily consists of: (i) service charges on deposit accounts; (ii) swap fees; (iii) SBA/USDA fees; (iv) bank card services and interchange fees; (v) mortgage banking activities; (vi) benefits from changes in cash surrender value of bank owned life insurance ("BOLI") and (vii) other miscellaneous fees and income.

Our income from service charges on deposit accounts, which includes nonsufficient funds fees, is impacted by several factors, including number of accounts, products utilized and account holder cash management behaviors. These are further impacted by deposit products utilized by customers, marketing of new products and other factors. The income recognized on SBA and USDA loans, mortgage banking and interest rate swaps are impacted by prevailing market conditions and volumes of loans originated.

Noninterest Expense

Noninterest expense primarily consists of: (i) salaries and employee benefits; (ii) equipment and occupancy expenses; (iii) professional and other service fees; (iv) data processing and telecommunication expenses; (v) FDIC deposit insurance and regulatory assessments; and (vi) other operating expenses.

Primary Factors Used to Evaluate Our Financial Condition

The most significant factors we use to evaluate and manage our financial condition include asset quality, capital and liquidity.

Asset Quality

We monitor the quality of our assets based upon factors including level and severity of deterioration in borrower cash flows and asset quality. Problem assets are assessed and reported as delinquent, classified, nonperforming, nonaccrual or troubled debt restructurings. We also monitor credit concentrations. We manage the allowance for loan losses to reflect loan volumes, identified credit and collateral conditions, economic conditions and other qualitative factors.

Capital

We monitor capital using regulatory capital ratios. Factors used other than regulatory rules include overall financial condition, including the trend and volume of problem assets, reserves, risks, level and quality of earnings, and anticipated growth, including acquisitions.

Liquidity

Deposits primarily consist of commercial and personal accounts maintained by businesses and individuals in our primary market areas. We also utilize brokered deposits, Qwickrate certificates of deposits and reciprocal deposits through a third-party network that effectively allows depositors to receive insurance on amounts greater than the FDIC insurance limit, which is currently $250,000. We manage liquidity based on factors that include the amount of core deposits to total deposits, level of non-customer deposits, short-term funding needs and sources, and the availability of unused funding sources.

Results of Operations for the Years Ended December 31, 2022 and 2021

We had net income of $27.1 million for the year ended December 31, 2022, compared to net income of $18.6 million for the year ended December 31, 2021, an increase of $8.5 million, or 45.8%. The increased net income was substantially the result of an increase in net interest income, based on growth, and an increase in the net interest margin plus a net gain of $2.4 million on the sale of two branches during the fourth quarter of 2022. This increase was partially offset by a $2.8 million gain on the sale of a USDA loan that occurred during the first quarter of 2021 and increases in noninterest expenses during the year ended December 31, 2022.

The following table shows the average outstanding balance of each principal category of our assets, liabilities and stockholders' equity, together with the average yields on our assets and average costs of our liabilities for the periods indicated. Yields and costs are calculated by dividing the annualized income or expense by the average daily balances of the corresponding assets or liabilities for the same period.

	For the Years Ended					
	2022			2021		
	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
	(dollars in thousands)					
Assets:						
Interest-earning assets:						
Loans, net of unearned income[1]	$ 1,421,376	$ 74,936	5.27 %	$ 1,118,386	$ 54,709	4.89 %
Taxable securities	122,500	3,622	2.96 %	77,281	1,593	2.06 %
Nontaxable securities	56,255	1,253	2.23 %	45,144	1,023	2.27 %
Other interest-earnings assets	187,263	3,039	1.62 %	158,243	452	0.29 %
Total interest-earning assets	$ 1,787,394	$ 82,850	4.64 %	$ 1,399,054	$ 57,777	4.13 %
Allowance for loan losses	(16,883)			(13,276)		
Noninterest-earning assets	122,535			124,336		
Total Assets	$ 1,893,046			$ 1,510,114		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing transaction accounts	109,786	100	0.09 %	96,503	91	0.09 %
Savings and money market accounts	754,830	5,988	0.79 %	527,484	2,680	0.51 %
Time deposits	263,021	2,818	1.07 %	298,883	1,539	0.51 %
FHLB advances	25,264	291	1.15 %	30,636	143	0.47 %
Other borrowings	51,115	2,315	4.53 %	11,097	411	3.72 %
Total interest-bearing liabilities	$ 1,204,016	$ 11,512	0.96 %	$ 964,603	$ 4,864	0.50 %
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	$ 496,486			$ 378,868		
Other liabilities	18,437			9,366		
Total noninterest-bearing liabilities	$ 514,923			$ 388,234		
Stockholders' Equity	174,107			157,277		
Total Liabilities and Stockholders' Equity	$ 1,893,046			$ 1,510,114		
Net interest income		$ 71,338			$ 52,913	
Net interest spread[2]			3.68 %			3.63 %
Net interest margin[3]			3.99 %			3.78 %

(1) Includes nonaccrual loans.
(2) Net interest spread is the difference between interest rates earned on interest-earning assets and interest rates paid on interest-bearing liabilities.
(3) Net interest margin is a ratio of net interest income to average interest-earning assets for the same period.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates.

The following tables set forth the effects of changing rates and volumes on our net interest income during the periods shown. Information is provided with respect to: (i) effects on interest income attributable to changes in volume (change in volume multiplied by prior rate); and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been proportionately allocated to both volume and rate.

	Year Ended December 31, 2022 vs. Year Ended December 31, 2021		
	Changes due to:		
	Volume	Rate	Total Variance
	(dollars in thousands)		
Interest-earning assets:			
Loans, net of unearned income	$ 15,786	$ 4,441	$ 20,227
Taxable securities	1,337	692	2,029
Nontaxable securities	248	(18)	230
Other interest-earning assets	471	2,116	2,587
Total increase in interest income	$ 17,842	$ 7,231	$ 25,073
Interest-bearing liabilities:			
Interest-bearing transaction accounts	9	—	9
Savings and money market accounts	1,804	1,504	3,308
Time deposits	(384)	1,663	1,279
FHLB advances	(62)	210	148
Other borrowings	1,813	91	1,904
Total increase in interest expense	$ 3,180	$ 3,468	$ 6,648
Increase in net interest income	$ 14,662	$ 3,763	$ 18,425

Net interest income for the year ended December 31, 2022 was $71.3 million compared to $52.9 million for the year ended December 31, 2021, an increase of $18.4 million, or 34.8%. The increase in net interest income was comprised of a $25.1 million, or 43.4%, increase in interest income, net of a $6.6 million, or 136.7%, increase in interest expense. The growth in interest income was primarily attributable to a $303.0 million, or 27.1%, increase in average gross loans outstanding as of December 31, 2022 compared to December 31, 2021, and a 0.38% increase in the yield on gross loans. The increase in average gross loans outstanding was substantially due to organic growth. The $6.6 million increase in interest expense for the year ended December 31, 2022 was primarily related to a 0.46% increase in the rate paid on interest-bearing liabilities plus an increase of $239.4 million, or 24.8%, in average interest-bearing liabilities as of December 31, 2022 compared to December 31, 2021. The increase in average interest-bearing liabilities from December 31, 2021 to December 31, 2022 was due to organic growth. For the year ended December 31, 2022, net interest margin and net interest spread were 3.99% and 3.68%, respectively, compared to 3.78% and 3.63%, respectively, for the same period in 2021.

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2022 was $5.6 million compared to $3.0 million for the year ended December 31, 2021. The provision was recorded primarily based on growth as well as current economic factors. In the year ended December 31, 2022, there were net charge offs of $293,000. In the year ended December 31, 2021, there were net recoveries of $3,000.

The allowance for loan losses as a percentage of gross loans was 1.27% and 1.18% at December 31, 2022 and 2021, respectively. The allowance for loan losses as a percentage of gross loans, without including PPP loans, was 1.27% and 1.19% at December 31, 2022 and 2021, respectively.

Noninterest Income

Noninterest income for the year ended December 31, 2022 was $8.7 million compared to $10.8 million for the year ended December 31, 2021, a decrease of $2.1 million, or 19.7%. The following table sets forth the major components of our noninterest income for the year ended December 31, 2022 and 2021:

| | Years Ended December 31, | | |
	2022	2021	Increase (Decrease)
	(dollars in thousands)		
Service charges on deposit accounts	$ 1,863	$ 1,528	$ 335
Swap fees	49	931	(882)
SBA/USDA fees	646	3,968	(3,322)
Bank card services and interchange fees	1,681	1,591	90
Mortgage banking activities	815	1,465	(650)
Net loss on securities	(632)	(57)	(575)
Gain on the sale of branches	2,600	—	2,600
Other operating income[1]	1,655	1,377	278
Total noninterest income	$ 8,677	$ 10,803	$ (2,126)

(1) Other income and fees include income and fees associated with miscellaneous services, and increases in the cash surrender value of BOLI and BOLI benefit claims.

Income from service charges on deposit accounts includes fees for overdraft privilege charges, insufficient funds charges, account analysis service fees on commercial accounts, and monthly account service fees. These fees increased $335,000, or 21.9%, to $1.9 million for the year ended December 31, 2022 from $1.5 million for the year ended December 31, 2021. The increase was primarily attributed to an increase in insufficient funds fees based on volume, coupled with a new fee from cash intensive businesses that were collected during the year ended December 31, 2022.

Interest rate swap fees represent fees received when the Bank's customer enters into a back-to-back swap agreement. These fees decreased $882,000, or 94.7%, to $49,000 for the year ended December 31, 2022 from $931,000 for the year ended December 31, 2021. The Bank did not participate in any new interest rate swaps during the year ended December 31, 2022, but did realize a small net fair value adjustment as income and a small amount of income from a terminated swap during the third quarter of 2022.

SBA/USDA fees primarily include gains on the sale of loans and servicing of the loans. These fees decreased $3.3 million, or 83.7%, to $646,000 for the year ended December 31, 2022, from $4.0 million for the year ended December 31, 2021. The Bank realized a gain of $2.8 million on the sale of a USDA loan during the first quarter of 2021.

Bank card services and interchange fees are derived from debit cards and foreign ATM transactions. These fees increased $90,000, or 5.7%, to $1.7 million for the year ended December 31, 2022, from $1.6 million for the year ended December 31, 2021. This increase was primarily the result of greater transactional volume that generated additional interchange fees during the year ended December 31, 2022.

Income from mortgage banking activities primarily includes origination fees and gains on the sale of mortgage loans originated for sale in the secondary market. Income from mortgage banking activities decreased $650,000, or 44.4%, to $815,000 for the year ended December 31, 2022 from $1.5 million for the year ended December 31, 2021. This decrease was the result of decreased volumes in the secondary market primarily based on a change in rate environment.

Net loss on securities was $632,000 for the year ended December 31, 2022 as a result of market adjustment losses on equity securities. Net loss on securities was $57,000 for the year ended December 31, 2021 primarily as a result of repositioning a portion of the securities portfolio into tax-exempt municipals, partially offset by market adjustment gains on equity securities.

The Bank completed the sale of two branches during the third quarter of 2022 resulting in a $2.6 million gain.

Other income and fees increased $278,000, or 20.2%, to $1.7 million for the year ended December 31, 2022 from $1.4 million for the year ended December 31, 2021. This increase was primarily due to the Bank receiving dividend income on equity securities and increased cash surrender value on BOLI as a result of additional policies purchased during the first quarter of 2022.

Noninterest Expense

Noninterest expense for the year ended December 31, 2022 was $39.6 million compared to $36.4 million for the year ended December 31, 2021, an increase of $3.2 million, or 8.7%, which primarily resulted from increases in salaries and employee benefits and other operating expenses. The increase was partially offset by decreases in professional fees and occupancy expense.

The following table sets forth the major components of our noninterest expense for the year ended December 31, 2022 and 2021:

	Years Ended December 31,		Increase (Decrease)
	2022	2021	
	(dollars in thousands)		
Salaries and employee benefits	$ 24,597	$ 21,667	$ 2,930
Equipment and occupancy expenses	2,918	3,640	(722)
Professional services	1,775	2,470	(695)
Data processing fees	2,444	2,128	316
Other real estate income	(148)	(147)	(1)
Other operating expenses[1]	8,028	6,677	1,351
Total noninterest expense	$ 39,614	$ 36,435	$ 3,179

(1) Other expenses include items such as FDIC insurance, telephone expenses, marketing and advertising expense, debit card expenses, courier fees, directors' fees, travel and entertainment expenses, insurance, and fraud and forgery losses.

Salaries and employee benefits primarily include: (i) amounts paid to employees for base pay, incentive compensation, and bonuses; (ii) health and other related insurance paid by the Bank on behalf of our employees; and (iii) retirement plans provided for employees, including the 401(k) and non-qualified plans maintained for certain key employees. Salaries and employee benefits increased $2.9 million, or 13.5%, from $21.7 million for the year ended December 31, 2021 to $24.6 million for the year ended December 31, 2022. The increase was primarily due to normal salary adjustments, increases in benefit and incentive costs, an increase in performance-based compensation based on operating results and the addition of support personnel in early 2022.

Equipment and occupancy expenses consist of depreciation on property, premises, equipment and software, rent expense for leased facilities, maintenance agreements on equipment, property taxes, and other expenses related to maintaining owned or leased assets. Equipment and occupancy expense for the year ended December 31, 2022 was $2.9 million compared to $3.6 million for the year ended December 31, 2021, a decrease of $722,000, or 19.8%. The decrease was primarily attributable to accelerated depreciation of our Birmingham branch during 2021 in preparation for the branch moving to a new location in December 2021, coupled with the termination of the lease agreement on the former Birmingham location.

Professional services expenses, which include legal fees, audit and accounting fees, and consulting fees, decreased $695,000, or 28.1%, to $1.8 million for the year ended December 31, 2022 compared to $2.5 million for the year ended December 31, 2021. This decrease was primarily the result of elevated expense from third-parties associated with SBA/USDA loan sales and interest rate swaps during the year ended December 31, 2021.

Data processing fees, which primarily consists of data processing services for core processing from a third-party vendor, increased $316,000, or 14.8%, to $2.4 million for the year ended December 31, 2022 compared to $2.1 million for the year ended December 31, 2021. The increase was primarily the result of additional software and general increases.

Other real estate income increased $1,000, or 0.7%, to a net income of $148,000 for the year ended December 31, 2022, from a net income of $147,000 for the year ended December 31, 2021. This increase was substantially the result of a net loss on the sale of an OREO property during December 2021, net of decreases in OREO expenses and and OREO rental income related to the same property.

Other expenses increased $1.4 million, or 20.2%, to $8.0 million for the year ended December 31, 2022, compared to $6.7 million for the year ended December 31, 2021. The increase was due to several factors, including fraud losses, of which a portion has since been recovered, an increase in overall insurance expense and a full year of other expense as a result of being a public company.

Financial Condition

Total assets grew $262.6 million, or 14.7%, to $2.0 billion at December 31, 2022 from $1.8 billion at December 31, 2021.

Our loans, net of unearned income, increased $336.9 million, or 26.9%, to $1.6 billion at December 31, 2022 from $1.3 billion at December 31, 2021. Not considering the impact of PPP loans, the growth for the year ended December 31, 2022 was $346.1 million, which represents 27.9% growth.

Our securities portfolio increased $23.4 million, or 15.4%, to $175.2 million at December 31, 2022, compared to $151.8 million at December 31, 2021.

Cash and cash equivalents fell $115.5 million, or 40.7%, to $168.5 million at December 31, 2022, from $284.0 million at December 31, 2021. This reduction was primarily due to excess cash and cash equivalents being used to fund loans and investments.

Deposits grew $164.3 million, or 10.6%, to $1.7 billion at December 31, 2022 compared to $1.6 billion at December 31, 2021. The majority of the growth was in money market accounts.

Total stockholders' equity increased $4.5 million, or 2.6%, to $181.7 million at December 31, 2022, compared to $177.2 million at December 31, 2021. This increase was primarily due to earnings growth, and partially offset by a decrease in accumulated other comprehensive income (loss) resulting from changes in the value of the securities portfolio due to increases in interest rates during the year along with the repurchase of common shares.

Loan Portfolio

Loans represent the largest portion of earning assets, greater than the securities portfolio or any other asset category, and the quality and diversification of the loan portfolio is an important consideration when reviewing the Company's financial condition.

The Company originates residential real estate loans for the secondary market. The Company sells the residential real estate loans exclusively to two private investors who solely and independently make the credit decisions and set the closing conditions. The loans are closed in the Company's name but are immediately assigned to the designated investor. These loans have an average turn time to purchase of 30 days or less. These mortgage loans are designated on the Company's balance sheet as held for sale. This segment represents less than 0.074% of total loans based on the latest thirteen-month average.

We have three loan portfolio segments: real estate ("RE") which is divided into three classes, commercial and industrial ("C&I"), and consumer and other. A class is generally determined based on the initial measurement attribute, risk characteristic of the loan, and method for monitoring and assessing credit risk. Classes within the RE portfolio segment include construction and development or ("C&D"), residential mortgages, and commercial mortgages.

Our loan clients primarily consist of small to medium sized business, the owners and operators of these businesses, as well as other professionals, entrepreneurs and high net worth individuals. We believe owner-occupied and investment commercial real estate loans, residential construction loans and commercial business loans provide us with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, and are complemented by our relatively lower risk residential real estate loans to individuals.

The following describes risk characteristics relevant to each of the loan portfolio segments:

Real estate—The Company offers various types of real estate loan products, which are divided into the classes described below. All loans within this portfolio segment are particularly sensitive to the valuation of real estate:

- Construction and development, or C&D, loans include extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral.

- Residential mortgages include 1-4 family first mortgage loans, which are repaid by various means such as a borrower's income, sale of the property, or rental income derived from the property. These include second liens or open-end residential real estate loans, such as home equity lines. These loans are typically repaid by the same means as 1-4 family first mortgages.

- Commercial mortgages include both owner-occupied commercial real estate loans and other commercial real estate loans, such as commercial loans secured by income producing properties. Owner-occupied commercial real estate loans made to operating businesses are long-term financing of land and buildings and are repaid by cash flows generated from business operations. Real estate loans for income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties.

Commercial and industrial—This loan portfolio segment includes loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, leases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the borrowers' business operations.

Consumer and other—This loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

The following table presents the balance and associated percentage of the composition of loans, excluding loans held for sale on the dates indicated:

| | December 31, | | | |
| | 2022 | | 2021 | |
	Amount	% of Total	Amount	% of Total
	(dollars in thousands)			
Real estate mortgages:				
Construction and development	$ 255,736	16.1 %	$ 174,480	13.9 %
Residential	167,891	10.5 %	147,490	11.8 %
Commercial	904,872	56.8 %	716,541	57.1 %
Commercial and industrial	256,553	16.1 %	197,694	15.8 %
PPP Loans	—	— %	9,203	0.7 %
Consumer and other	7,655	0.5 %	8,709	0.7 %
Gross Loans	1,592,707	100.0 %	1,254,117	100.0 %
Deferred loan fees	(5,543)		(3,817)	
Allowance for loan losses	(20,156)		(14,844)	
Loans, net	$ 1,567,008		$ 1,235,456	

Gross loans increased $338.6 million, or 27.0%, to $1.6 billion as of December 31, 2022 as compared to $1.3 billion as of December 31, 2021. The net increase in the Company's gross loans was due to organic growth of $347.8 million and offset by a net decrease of $9.2 million in PPP loans. During the year ended December 31, 2022, the Company's participation in the PPP program resulted in the forgiveness of $9.2 million on existing loans. Portfolio segments and classes remained relatively consistent since December 31, 2021.

The following table details maturities and sensitivity to interest rate changes of our gross loans by category at December 31, 2022:

	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Fifteen Years	Due After Fifteen Years	Total
			(dollars in thousands)		
Real estate mortgages:					
Construction and development	$ 94,639	$ 138,609	$ 22,326	$ 162	$ 255,736
Residential	18,696	70,453	50,980	27,762	167,891
Commercial	78,911	625,858	159,792	40,311	904,872
Commercial and industrial	91,810	124,989	39,754	—	256,553
Consumer and other	2,386	3,813	1,456	—	7,655
Gross Loans	$ 286,442	$ 963,722	$ 274,308	$ 68,235	$ 1,592,707
Amount due after one year at fixed interest rates					
Real estate mortgages:					
Construction and development	$ 76,515				
Residential	77,300				
Commercial	556,993				
Commercial and industrial	87,433				
Consumer and other	3,189				
Gross Loans	$ 801,430				
Amount due after one year at variable interest rates					
Real estate mortgages:					
Construction and development	$ 84,582				
Residential	71,895				
Commercial	268,968				
Commercial and industrial	77,310				
Consumer and other	2,080				
Gross Loans	$ 504,835				

The majority of our fixed rate loans have a one to five-year maturity. This type of loan has historically been about 50% of total loans over the past three years because the majority of our commercial loans are priced with five-year balloons.

We are primarily involved in real estate, commercial, agricultural and consumer lending activities with customers throughout our markets in Alabama and Georgia. About 83.4% of our gross loans were secured by real property as of December 31, 2022, compared to 82.8% as of December 31, 2021. We believe that these loans are not concentrated in any one single property type and that they are geographically dispersed throughout our markets. Our debtors' ability to repay their loans is substantially dependent upon the economic conditions of the markets in which we operate, which consist primarily of wholesale/retail and related businesses.

Commercial real estate loans were 56.8% of total gross loans as of December 31, 2022 and 57.1% of total gross loans as of December 31, 2021. C&D loans were 16.1% of total gross loans as of December 31, 2022, and 13.9% of total gross loans as of December 31, 2021. The regulatory concentration ratio of the Company's commercial real estate loans to total risk-based Bank capital is 283.2% as of December 31, 2022 and 273.8% as of December 31, 2021. C&D loans represented 98.0% of total risk-based Bank capital as of December 31, 2022 as compared to 95.4% as of December 31, 2021. The regulatory concentration ratios of commercial real estate loans and construction and development loans to total risk-based capital as of December 31, 2022 and December 31, 2021 were each below the 300%/100% concentration limits provided in regulatory guidance. Further, these loans are geographically diversified, primarily throughout our markets in Alabama and Georgia.

The Company has established concentration limits in its loan portfolio for commercial real estate loans by loan types, including collateral and industry, among others. The sector concentration is actively managed by the Senior Management team, including the Chief Executive Officer, President, Chief Risk/Credit Officer, and Chief Operating Officer.

The Company requires all business purpose loans to be underwritten by a centralized underwriting department located in Birmingham, Alabama. Industry-tested underwriting guidelines are used to assess a borrower's historical cash flow to determine debt service, and the Company further stress tests the debt service under higher interest rate scenarios. Financial and performance covenants are used in commercial lending to allow us to react to a borrower's deteriorating financial condition, should that occur.

Construction and Development. Loans for residential construction are for single-family properties to developers or investors. These loans are underwritten based on estimates of costs and the completed value of the project. Funds are advanced based on estimated percentage of completion for the project. Performance of these loans is affected by economic conditions as well as the ability to control the costs of the projects. This category also includes commercial construction projects.

Construction and development loans increased $81.3 million, or 46.6%, to $255.7 million as of December 31, 2022 from $174.5 million as of December 31, 2021. The majority of this increase was due to loan growth primarily in the Company's Auburn, Huntsville and Georgia markets.

Residential. We offer one-to-four family mortgage loans on both owner-occupied primary residences and investor-owned residences, which make up approximately 65.7% of our residential loan portfolio. Our residential loans also include home equity lines of credit, which total $17.5 million, or approximately 10.4% of our residential portfolio as of December 31, 2022. By offering a full line of residential loan products, the owners of the small to medium sized businesses that we lend to use us, instead of a competitor, for financing a personal residence. We also offer multi-family loans, which comprise 22.4% of the portfolio. Other residential loans make up the remaining 1.5% of the portfolio.

Residential multi-family loans increased $20.4 million, or 13.8%, to $167.9 million as of December 31, 2022 from $147.5 million as of December 31, 2021. The majority of this increase was due to loan growth in the Company's Georgia markets.

Commercial Real Estate. The Company's commercial real estate loan portfolio includes loans for commercial property that is owned by real estate investors, construction loans to build owner-occupied properties, and loans to developers of commercial real estate investment properties and residential developments. Commercial real estate loans are subject to underwriting standards and processes similar to the Company's commercial loans. These loans are underwritten primarily based on projected cash flows for income-producing properties and collateral values for non-income-producing properties. The repayment of these loans is generally dependent on the successful operation of the property securing the loans or the sale or refinancing of the property. Real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's real estate portfolio are diversified by type and geographic location. The Company believes the diversity helps reduce the exposure to adverse economic events that may affect any single market or industry.

Commercial real estate loans increased $188.3 million, or 26.3%, to $904.9 million as of December 31, 2022 from $716.5 million as of December 31, 2021. The increase in commercial real estate loans during this period was mostly driven by general increases in lending activity, primarily in the Company's Auburn and Georgia markets. As of

December 31, 2022, the Company's commercial real estate portfolio was comprised of $451.8 million in non-owner occupied commercial real estate loans and $110.9 million in commercial construction loans.

Commercial and Industrial. Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably. Underwriting standards have been designed to determine whether the borrower possesses sound business ethics and practices, to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations, and to ensure appropriate collateral is obtained to secure the loan. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as real estate, accounts receivable, or inventory, and typically include personal guarantees. Owner-occupied real estate is included in commercial and industrial loans, as the repayment of these loans is generally dependent on the operations of the commercial borrower's business rather than on income-producing properties or the sale of the properties.

Commercial and industrial loans, excluding PPP loans, increased $58.9 million, or 29.8% to $256.6 million as of December 31, 2022 from $197.7 million as of December 31, 2021. The majority of this increase was due to loan growth primarily in the Company's Atlanta, Georgia market.

Consumer and Other. The Company utilizes the central underwriting department for all consumer loans over $200,000 in total credit exposure regardless of collateral type. Loans below this threshold are underwritten by the responsible loan officer in accordance with the Company's consumer loan policy. The loan policy addresses types of consumer loans that may be originated and the requisite collateral, if any, which must be perfected. We believe the relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers minimize risk.

Consumer and other loans (non-real estate loans) decreased $1.1 million, or 12.1%, to $7.7 million as of December 31, 2022 from $8.7 million as of December 31, 2021.

Loan Participations

In the normal course of business, the Company periodically sells participating interests in loans to other banks and investors. All participations are sold on a proportionate (pro-rata) basis with all cash flows divided proportionately among the participants and no party has the right to pledge or exchange the entire financial asset without the consent of all the participants. Other than standard 90-day prepayment provisions and standard representations and warranties, participating interests are sold without recourse. We also purchase loan participations from time to time.

At December 31, 2022 and December 31, 2021, loan participations sold to third-parties (which are not included in the accompanying consolidated balance sheets) totaled $107.9 million and $81.7 million, respectively. We sell participations to manage our credit exposures to borrowers. At December 31, 2022 and December 31, 2021, we purchased loan participations totaling $114.6 million and $62.1 million, respectively.

Allowance for Loan Losses

The allowance for loan losses is funded as losses are estimated through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Confirmed losses are charged off immediately. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the uncollectibility of loans in light of historical experience, the nature and volume of the loan portfolio, the overall portfolio quality, specific problem loans, current economic conditions that may affect the borrower's ability to pay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Other adjustments may be made to the allowance for loan losses for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when it is probable, based on current information and events, that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Loans, for which the terms have been modified at the borrower's request, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and are classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest when due. Loans that experience insignificant payment delays and payment shortfalls are not generally classified as impaired. Impaired loans are measured by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent, less estimated costs to sell the collateral. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

The Company's homogeneous loan pools include commercial real estate loans, real estate construction and development loans, residential real estate loans, commercial and industrial loans, and consumer loans. The general allocations to these loan pools are based on the historical loss rates for specific loan types and the internal risk grade, if applicable, adjusted for both internal and external qualitative risk factors. The qualitative factors considered by management include, among other factors, (1) changes in local and national economic conditions; (2) changes in asset quality and foreclosure rates; (3) changes in loan portfolio volume; (4) the composition and concentrations of credit; (5) the impact of competition on loan structuring and pricing; (6) the experience and ability of lending personnel and management; (7) the effectiveness of the Company's loan policies, procedures and internal controls; (8) current conditions in the real estate and construction markets; (9) the effect of entrance into new markets or the offering of a new product; and (10) the loan review system and oversight of our board of directors. The total allowance established for each homogeneous loan pool represents the product of the historical loss ratio adjusted for internal and external factors and the total dollar amount of the loans in the pool.

The allowance for loan losses was $20.2 million at December 31, 2022 compared to $14.8 million at December 31, 2021, an increase of $5.3 million, or 35.8%. Additional provisions were recorded primarily based on overall growth in loans and current economic factors.

The following table provides an analysis of the allowance for loan losses as of the dates indicated.

	As of and for the Years Ended December 31,	
	2022	2021
	(dollars in thousands)	
Average loans, net of unearned income	$ 1,421,376	$ 1,118,386
Loans, net of unearned income	$ 1,587,164	$ 1,250,300
Allowance for loan losses at beginning of the period	$ 14,844	$ 11,859
Charge offs:		
Construction and development	66	—
Residential	7	44
Commercial	—	—
Commercial and industrial	479	—
Consumer and other	26	2
Total charge offs	578	46
Recoveries:		
Construction and development	—	—
Residential	50	25
Commercial	—	—
Commercial and industrial	205	15
Consumer and other	30	9
Total recoveries	285	49
Net charge offs (recoveries)	$ 293	$ (3)
Provision for loan losses	$ 5,605	$ 2,982
Balance at end of period	$ 20,156	$ 14,844
Ratio of allowance to end of period loans	1.27 %	1.19 %
Ratio of net charge offs (recoveries) to average loans	0.02 %	0.00 %

Net charge offs for the year ended December 31, 2022 totaled $293,000, an increase of $296,000 compared to net recoveries of $3,000 for the year ended December 31, 2021. During 2021, the extremely low level of credit issues resulted in minimal charge offs, which were more than offset by recoveries.

The following table presents the allocation of net charge offs (recoveries) to average gross loans by major loan category:

	December 31, 2022			December 31, 2021		
	NCO (Recovery)	Average Balance	NCO (Recovery) to Average Loans	NCO (Recovery)	Average Balance	NCO (Recovery) to Average Loans
	(dollars in thousands)					
Real estate mortgages:						
Construction and development	$ 66	$ 197,676	0.03 %	$ —	$ 138,293	0.00 %
Residential	(43)	155,762	(0.03)%	19	141,851	0.01 %
Commercial	—	825,100	0.00 %	—	611,428	0.00 %
Commercial and industrial	274	233,704	0.12 %	(15)	217,726	(0.01)%
Consumer and other	(4)	9,134	(0.04)%	(7)	9,088	(0.08)%
Total average gross loans	$ 293	$1,421,376	0.02 %	$ (3)	$1,118,386	0.00 %

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percentage of loans in each category to total loans:

| | December 31, 2022 | | December 31, 2021 | |
	Amount	Percentage of loans in each category to gross loans	Amount	Percentage of loans in each category to gross loans
	(dollars in thousands)			
Real estate mortgages:				
Construction and development	$ 4,081	16.1 %	$ 1,538	13.9 %
Residential	1,292	10.5 %	1,029	11.8 %
Commercial	9,070	56.8 %	8,987	57.1 %
Commercial and industrial	5,642	16.1 %	3,166	16.5 %
Consumer and other	71	0.5 %	124	0.7 %
Total	$ 20,156	100.0 %	$ 14,844	100.0 %

Nonperforming Loans

Loans are considered delinquent when principal or interest payments are past due 30 days or more. Delinquent loans may remain on accrual status between 30 days and 90 days past due. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.

A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include loans on nonaccrual status and performing restructured loans. Income from loans on nonaccrual status is recognized to the extent cash is received and when the loan's principal balance is deemed collectible. Depending on a particular loan's circumstances, the Company measures impairment of a loan based upon the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to the Company's attention as part of its problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral-dependent loan is charged off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Costs of improvements are capitalized, whereas costs related to holding other real estate owned and subsequent write-downs to the value are expensed. Any gains and losses realized at the time of disposal are reflected in income.

Real estate, which the Company acquires as a result of foreclosure or by deed-in-lieu of foreclosure, is classified as foreclosed assets until sold and is initially recorded at fair value less costs to sell when acquired, establishing a new carrying value. Foreclosed assets totaled $2.9 million at December 31, 2022, consisting substantially of one property, located in Birmingham, Alabama. No loss is anticipated.

Nonperforming loans include nonaccrual loans and loans past due 90 days or more. Nonperforming assets consist of nonperforming loans plus OREO and collateral taken in foreclosure or similar proceedings.

Total nonperforming loans increased approximately $273,000 from December 31, 2021 to December 31, 2022. The net increase was primarily the result of loans being added and removed from nonaccrual status, none of which were significant.

Nonperforming Assets

The following table sets forth the allocation of the Company's nonperforming assets among different asset categories as of the dates indicated. Nonperforming assets consist of nonperforming loans plus OREO and repossessed property. Nonperforming loans include nonaccrual loans and loans past due 90 days or more.

	December 31,	
	2022	2021
	(dollars in thousands)	
Nonaccrual loans	$ 2,245	$ 1,478
Past due loans 90 days or more and still accruing interest	—	494
Total nonperforming loans	2,245	1,972
OREO	2,930	2,930
Total nonperforming assets	$ 5,175	$ 4,902
Troubled debt restructured loans – nonaccrual[1]	832	940
Troubled debt restructured loans – accruing	1,292	1,072
Total troubled debt restructured loans	$ 2,124	$ 2,012
Allowance for loan losses	$ 20,156	$ 14,844
Gross loans outstanding at the end of period	$ 1,592,707	$ 1,254,117
Allowance for loan losses to gross loans	1.27%	1.18%
Allowance for loan losses to nonperforming loans	897.82%	752.74%
Nonperforming loans to gross loans	0.14%	0.16%
Nonperforming assets to gross loans and OREO	0.32%	0.39%
Nonaccrual loans by category:		
Real estate mortgages:		
Construction and development	$ 67	$ 346
Residential	565	167
Commercial	1,278	674
Commercial and industrial	312	285
Consumer and other	23	6
Total	$ 2,245	$ 1,478

(1)   Troubled debt restructured loans are excluded from nonperforming loans unless they otherwise meet the definition of nonaccrual loans or are more than 90 days past due.

Securities Portfolio

The securities portfolio serves the following purposes: (i) it provides liquidity to supplement cash flows from the loan and deposit activities of customers; (ii) it can be used as an interest rate risk management tool since it provides a large base of assets and the Company can change the maturity and interest rate characteristics more readily than the loan portfolio to better match changes in the deposit base and other Company funding sources; (iii) it is an alternative interest-earning asset when loan demand is weak or when deposits grow more rapidly than loans; and (iv) it provides a source of pledged assets for securing certain deposits and borrowed funds, as may be required by law or by specific agreement with a depositor or lender.

The securities portfolio consists of securities classified as available for sale and held to maturity. All available for sale securities are reported at fair value. Securities available for sale consist primarily of state and municipal securities and mortgage-backed securities. All held to maturity securities are recorded at amortized cost. Securities held to maturity consist of state and municipal securities. We determine the appropriate classification at the time of purchase.

The following table summarizes the fair value of the securities portfolio as of December 31, 2022 and December 31, 2021:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022		(dollars in thousands)		
Securities Available for Sale				
U.S. Treasury securities	$ 9,764	$ —	$ (1,180)	$ 8,584
U.S. Government Sponsored Enterprises (GSEs)	2,009	—	(221)	1,788
State and municipal securities	56,204	100	(6,379)	49,925
Corporate debt securities	12,526	—	(899)	11,627
Asset based securities	14,079	—	(742)	13,337
Mortgage-backed GSE residential/multifamily and non-GSE	75,892	3	(5,612)	70,283
Total securities available for sale	$ 170,474	$ 103	$ (15,033)	$ 155,544
Securities Held to Maturity				
State and municipal securities	19,652	—	(4,287)	15,365
Total securities held to maturity	$ 19,652	$ —	$ (4,287)	$ 15,365
Total securities	$ 190,126	$ 103	$ (19,320)	$ 170,909
December 31, 2021				
Securities Available for Sale				
U.S. Treasury securities	$ 7,820	$ 22	$ (20)	$ 7,822
U.S. Government Sponsored Enterprises (GSEs)	9,228	68	(103)	9,193
State and municipal securities	54,236	2,611	(66)	56,781
Corporate debt securities	10,530	289	(35)	10,784
Asset based securities	10,380	116	(24)	10,472
Mortgage-backed GSE residential/multifamily and non-GSE	37,123	185	(188)	37,120
Total securities available for sale	$ 129,317	$ 3,291	$ (436)	$ 132,172
Securities Held to Maturity				
State and municipal securities	19,672	364	(126)	—
Total securities held to maturity	$ 19,672	$ 364	$ (126)	$ 19,910
Total securities	$ 148,989	$ 3,655	$ (562)	$ 152,082

Certain securities have fair values less than amortized cost and, therefore, contain unrealized losses. At December 31, 2022, we evaluated the securities that had an unrealized loss for other-than-temporary impairment and determined all declines in value to be temporary. We anticipate full recovery of amortized cost with respect to these securities by maturity, or sooner in the event of a more favorable market interest rate environment. We do not intend to sell these securities and it is not probable that we will be required to sell them before recovery of the amortized cost basis, which may be at maturity.

The following tables set forth certain information regarding contractual maturities and the weighted average yields of our investment securities as of December 31, 2022 and December 31, 2021. Weighted average yield is calculated by taking the sum of each category of securities multiplied by the respective yield for a given maturity, and dividing by the sum of the securities for the same maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Due in One Year or Less		Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
					(dollars in thousands)					
December 31, 2022										
Securities Available for Sale										
U.S. Treasury securities	$ —	— %	$ 1,992	1.33 %	$ 7,772	1.39 %	$ —	— %	$ 9,764	1.38 %
U.S. Government Sponsored Enterprises (GSEs)	—	—	—	—	1,262	4.63	747	1.54	2,009	3.48
State and municipal securities	—	—	2,093	1.86	3,276	2.10	50,835	2.29	56,204	2.26
Corporate debt securities	—	—	3,022	4.84	9,504	4.94	—	—	12,526	4.92
Asset based securities	—	—	1,231	2.16	2,654	1.65	10,194	4.77	14,079	3.96
Mortgage-backed GSE residential/multifamily and non-GSE	5,768	6.53	27,472	4.83	7,455	4.58	35,197	3.37	75,892	4.26
Total securities available for sale	$ 5,768	6.53 %	$ 35,810	4.37 %	$ 31,923	3.41 %	$ 96,973	2.94 %	$ 170,474	3.45 %
Securities Held to Maturity										
State and municipal securities	—	—	—	—	5,310	2.38	14,342	2.37	19,652	2.37
Total securities held to maturity	$ —	— %	$ —	— %	$ 5,310	2.38 %	$ 14,342	2.37 %	$ 19,652	2.37 %
Total securities	$ 5,768	6.53 %	$ 35,810	4.37 %	$ 37,233	3.27 %	$ 111,315	2.87 %	$ 190,126	3.34 %

	Due in One Year or Less		Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
					(dollars in thousands)					
December 31, 2021										
Securities Available for Sale										
U.S. Treasury securities	$ —	— %	$ —	— %	$ 7,820	1.36 %	$ —	— %	$ 7,820	1.36 %
U.S. Government Sponsored Enterprises (GSEs)	—	—	561	1.94	6,122	0.46	2,545	2.13	9,228	1.01
State and municipal securities	302	0.16	1,175	1.79	3,033	1.95	49,726	2.19	54,236	2.16
Corporate debt securities	—	—	1,030	3.50	9,500	4.89	—	—	10,530	4.75
Asset based securities	—	—	—	—	—	—	10,380	0.94	10,380	0.94
Mortgage-backed GSE residential/multifamily and non-GSE	—	—	15,870	3.02	5,299	1.41	15,954	1.30	37,123	2.05
Total securities available for sale	$ 302	0.16 %	$ 18,636	2.94 %	$ 31,774	2.31 %	$ 78,605	1.84 %	$ 129,317	2.11 %
Securities Held to Maturity										
State and municipal securities	—	—	—	—	1,100	2.36	18,572	2.37	19,672	2.37
Total securities held to maturity	$ —	— %	$ —	— %	$ 1,100	2.36 %	$ 18,572	2.37 %	$ 19,672	2.37 %
Total securities	$ 302	0.16 %	$ 18,636	2.94 %	$ 32,874	2.31 %	$ 97,177	1.94 %	$ 148,989	2.15 %

Bank Owned Life Insurance

We maintain investments in BOLI policies to help control employee benefit costs, as a protection against loss of certain key employees and as a tax planning strategy. We are the sole owner and beneficiary of the BOLI policies. At December 31, 2022, BOLI totaled $29.2 million compared to $22.2 million at December 31, 2021. The increase represents additional insurance policies of $7.0 million.

Deposits

Deposits represent the Company's primary and most vital source of funds. We offer a variety of deposit products including demand deposits accounts, interest-bearing products, savings accounts and certificate of deposits. The Bank also acquires brokered deposits, QwickRate internet certificates of deposit, and reciprocal deposits through the IntraFi network. The reciprocal deposits include both the Certificate of Deposit Account Registry Service ("CDARS") and Insured Cash Sweep program. The Company is a member of the IntraFi network, which effectively allows depositors to receive FDIC insurance on amounts greater than the FDIC insurance limit, which is currently $250,000. IntraFi allows institutions to break large deposits into smaller amounts and place them in a network of other IntraFi institutions to ensure full FDIC insurance is gained on the entire deposit. Generally, internet and reciprocal deposits are not brokered deposits for regulatory purposes.

Our strong asset growth requires us to place a greater emphasis on both interest and noninterest-bearing deposits. Deposit accounts are added by loan production cross-selling, customer referrals, marketing advertisements, mobile and online banking and our involvement within our communities.

Total deposits at December 31, 2022 were $1.7 billion, representing an increase of $164.3 million, or 10.6%, compared to $1.6 billion at December 31, 2021. As of December 31, 2022, 26.8% of total deposits were comprised of noninterest-bearing demand accounts, 51.5% of interest-bearing non-maturity accounts and 21.7% of time deposits.

The following table summarizes our deposit balances as of December 31, 2022 and 2021:

	December 31,			
	2022		2021	
	Amount	Percent of Total	Amount	Percent of Total
	(dollars in thousands)			
Noninterest-bearing transaction	$ 460,977	26.8%	$ 541,546	34.8%
Interest-bearing transaction	837,127	48.6%	704,326	45.3%
Savings	49,235	2.9%	56,715	3.6%
Time deposits, $250,000 and under	307,145	17.8%	224,556	14.4%
Time deposits, over $250,000	66,259	3.9%	29,308	1.9%
Total deposits	$ 1,720,743	100.0%	$ 1,556,451	100.0%

The following tables set forth the maturity of time deposits as of December 31, 2022 and 2021:

	December 31, 2022				
	Maturity Within:				
	Three Months	Three Months Through 12 Months	Over 12 Months Through 3 Years	Over 3 Years	Total
	(dollars in thousands)				
Time deposits, less than $100,000	$ 35,256	$ 78,290	$ 59,178	$ 1,705	$ 174,429
Time deposits, $100,000 through $250,000	15,096	48,578	67,921	1,121	132,716
Time deposits, over $250,000	9,237	28,898	27,823	301	66,259
Total time deposits	$ 59,589	$ 155,766	$ 154,922	$ 3,127	$ 373,404

	December 31, 2021				
		Maturity Within:			
	Three Months	Three Months Through 12 Months	Over 12 Months Through 3 Years	Over 3 Years	Total
			(dollars in thousands)		
Time deposits, less than $100,000	$ 33,061	$ 61,646	$ 29,563	$ 2,832	$ 127,102
Time deposits, $100,000 through $250,000	39,753	51,112	5,464	1,125	97,454
Time deposits, over $250,000	13,238	13,560	1,327	1,183	29,308
Total time deposits	$ 86,052	$ 126,318	$ 36,354	$ 5,140	$ 253,864

Time deposits issued in amounts of more than $250,000 represent the type of deposit most likely to affect the Company's future earnings because of interest rate sensitivity. The effective cost of these funds is generally higher than other time deposits because the funds are usually obtained at premium rates of interest.

The following table presents the average balance and average rate paid on each of the following deposit categories as of December 31, 2022 and 2021:

	December 31,			
	2022		2021	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
		(dollars in thousands)		
Noninterest-bearing transaction	$ 496,486	—%	$ 378,868	—%
Interest-bearing transaction	109,786	0.09%	96,503	0.09%
Money markets	689,217	0.85%	478,277	0.54%
Savings	65,613	0.19%	49,207	0.20%
Time deposits	263,021	1.07%	298,883	0.51%
Total deposits	$ 1,624,123	0.55%	$ 1,301,738	0.33%

Our uninsured deposits, which are the portion of deposit accounts that exceed the FDIC insurance limit of $250,000, were $601.0 million and $623.5 million as of December 31, 2022 and 2021, respectively.

The following table presents the maturities of our time deposits in excess of the insurance limit of $250,000 as of December 31, 2022.

	December 31, 2022
	(dollars in thousands)
Three months	$ 5,713
Over 3 months through 6 months	2,827
Over 6 months through 12 months	24,063
Over 12 months	26,826
Total	$ 59,429

Borrowed Funds

In addition to deposits, we utilize advances from the FHLB and other borrowings as a supplementary funding source to finance our operations.

FHLB Advances. The FHLB allows us to borrow, on both short and long-term, collateralized by a blanket floating lien on first mortgage loans and commercial real estate loans as well as FHLB stock. At December 31, 2022 and December 31, 2021, we had borrowing capacity from the FHLB of $99.5 million and $68.4 million, respectively. We had $31.0 million in short-term FHLB borrowings as of December 31, 2022 and $26.0 million as of December 31, 2021. We had no long-term FHLB borrowings as of December 31, 2022 and December 31, 2021. All our outstanding FHLB advances have fixed rates of interest.

The following table sets forth our FHLB borrowings as of December 31, 2022 and 2021:

| | December 31, | | | |
| | 2022 | | 2021 | |
	(dollars in thousands)			
Amount outstanding at end of period	$	31,000	$	25,950
Weighted average interest rate at end of period		3.43 %		0.34 %
Maximum month-end balance	$	35,000	$	25,950
Average balance outstanding during the period	$	25,264	$	30,636
Weighted average interest rate during the period		1.15 %		0.47 %

Lines of Credit. The Bank has uncollateralized, uncommitted federal funds lines of credit with multiple banks as a source of funding for liquidity management. The total amount of the lines of credit was $87.2 million as of December 31, 2022 and December 31, 2021, all of which was available at these dates.

First Horizon Line of Credit. During 2019, the Company obtained the $25.0 million Line of Credit with First Horizon, which was extended in July 2022 and matures in August 2024. The Line of Credit is collateralized by 100% of the capital stock of the Bank. The Line of Credit includes various financial and nonfinancial covenants. The Line of Credit has a variable interest rate linked to the WSJ Prime Rate with an initial interest rate of 4.75% per annum (but in no event less than 3.00% per annum), and requires quarterly interest payments. The balance outstanding under the Line of Credit as of December 31, 2022 was $0.

Subordinated Debt Securities

In June 2016, the Company issued $4.5 million of Fixed-to-Floating Rate Subordinated Notes due July 2026 (the "2026 Notes"). The 2026 Notes bore interest at 6.625% per annum, payable semiannually in arrears on January 1 and July 1 of each year until July 2021. Thereafter interest was payable quarterly in arrears at an annual floating rate equal to three-month LIBOR as determined for the applicable quarter plus 5.412%. The Company repaid the 2026 Notes in full on June 23, 2021.

On February 7, 2022, the Company issued $48.0 million of Fixed-to-Floating Rate Subordinated Notes due February 2032 (the "Notes"). The Notes bear interest at 3.50% per annum, payable quarterly in arrears. From and including February 7, 2027, to but excluding the maturity date or early redemption date, the interest rate will reset quarterly to a Three-Month Term Secured Overnight Financing Rate plus 205 basis points, payable quarterly in arrears. The Company will be entitled to redeem the Notes, in whole or in part, on any interest payment on or after February 7, 2027, and to redeem the Notes in whole upon certain other events.

On October 26, 2022, the Company issued $40.0 million of Fixed-to-Floating Rate Subordinated Notes due October 2032 (the "2032 Notes"). The 2032 Notes bear interest at 7.0% per annum, payable quarterly in arrears. From and including October 26, 2027, to but excluding the maturity date or early redemption date, the interest rate will reset quarterly to a Three-Month Term Secured Overnight Financing Rate plus 306 basis points, payable quarterly in arrears. The Company will be entitled to redeem the 2032 Notes, in whole or in part, on any interest payment on or after October 26, 2027, and to redeem the 2032 Notes in whole upon certain other events.

Liquidity and Capital Resources

Liquidity

Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Interest rate sensitivity involves the relationships between rate-sensitive assets and liabilities and is an indication of the probable effects of interest rate fluctuations on the Company's net interest income. Interest rate sensitive assets and liabilities are those with yields or rates that are subject to change within a future time period due to maturity or changes in market rates. A model is used to project future net interest income under a set of possible interest rate movements. The Company's Asset Liability Committee, or ALCO, reviews this information to determine if the projected future net interest income levels would be acceptable. The Company attempts to stay within acceptable net interest income levels.

Our liquidity position is supported by management of liquid assets and access to alternative sources of funds. Our liquid assets include cash, interest-bearing deposits in correspondent banks, federal funds sold, and the fair value of unpledged investment securities. Other available sources of liquidity include wholesale deposits, and additional borrowings from correspondent banks, FHLB advances and the Line of Credit.

Our short-term and long-term liquidity requirements are primarily met through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, and increases in customer deposits. Other alternative sources of funds will supplement these primary sources to the extent necessary to meet additional liquidity requirements on either a short-term or long-term basis.

The Company and the Bank are separate corporate entities. The Company's liquidity depends primarily upon dividends received from the Bank and capital and debt issued by the Company. The Company relies on its liquidity to pay interest and principal on Company indebtedness, company operating expenses, and dividends to Company shareholders.

Capital Requirements

We are subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for "prompt corrective action" (described below), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies. The capital amounts and classifications are subject to qualitative judgments by the federal banking regulators about components, risk weightings and other factors.

As of December 31, 2022, both the Company and the Bank exceeded all the minimum bank regulatory capital requirements to be well capitalized to which the Company and the Bank were subject.

The table below summarizes the capital requirements applicable to the Company and the Bank in order to be considered "well capitalized" from a regulatory perspective, as well as the Company's and the Bank's capital ratios as of December 31, 2022 and December 31, 2021. The Federal Deposit Insurance Act requires, among other things, that the federal banking regulators take prompt corrective action with respect to FDIC-insured depository institutions that do not meet certain minimum capital requirements. Under the Federal Deposit Insurance Act, insured depository institutions are divided into five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under applicable regulations, an institution is defined to be well capitalized if it has a common equity tier 1 capital ratio ("CET1 capital") of 6.5%, a leverage ratio of at least 5%, a tier 1 risk-based capital ratio of at least 8%, and a total risk-based capital ratio of at least 10%, and it is not subject to a directive, order or written agreement to meet and maintain specific capital levels.

The Company and the Bank exceeded all regulatory capital requirements under Basel III and the Bank met all the minimum capital adequacy requirements to be considered "well capitalized" as of the dates reflected in the table below. As a bank holding company with less than $3 billion in total consolidated assets, Southern States is eligible to be treated as a "small bank holding company" under the Federal Reserve's Small Bank Holding Company and Savings and Loan Holding Company Policy Statement. As a result, Southern States' capital adequacy is evaluated at the bank level and on a parent-only basis, and it is not subject to consolidated capital standards for regulatory purposes. The ratios set forth below as to Southern States are for illustrative purposes in the event Southern States were to become subject to consolidated capital standards for regulatory purposes. The column styled "Required for Capital Adequacy Purposes" includes the 2.5% capital conservation buffer.

	Actual		Required for Capital Adequacy Purposes		Minimums To Be "Well Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2022						
Tier 1 capital (to average assets)						
Company	$ 174,679	8.82%	$ 79,182	4.00%	$ —	—
Bank	$ 240,815	12.17%	$ 79,182	4.00%	$ 98,977	5.00%
CET 1 capital (to risk-weighted assets)						
Company	$ 174,679	8.86%	$ 138,018	7.00%	$ —	—
Bank	$ 240,815	12.21%	$ 138,018	7.00%	$ 128,160	6.50%
Tier 1 capital (to risk-weighted assets)						
Company	$ 174,679	8.86%	$ 167,593	8.50%	$ —	—
Bank	$ 240,815	12.21%	$ 167,593	8.50%	$ 157,735	8.00%
Total capital (to risk-weighted assets)						
Company	$ 282,835	14.34%	$ 207,027	10.50%	$ —	—
Bank	$ 260,971	13.24%	$ 207,027	10.50%	$ 197,169	10.00%

	Actual		Required for Capital Adequacy Purposes		Minimums To Be "Well Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2021						
Tier 1 capital (to average assets)						
Company	$ 156,723	9.74%	$ 64,376	4.00%	$ —	—
Bank	$ 168,027	10.44%	$ 64,376	4.00%	$ 80,470	5.00%
CET 1 capital (to risk-weighted assets)						
Company	$ 156,723	10.35%	$ 106,019	7.00%	$ —	—
Bank	$ 168,027	11.09%	$ 106,019	7.00%	$ 98,446	6.50%
Tier 1 capital (to risk-weighted assets)						
Company	$ 156,723	10.35%	$ 128,737	8.50%	$ —	—
Bank	$ 168,027	11.09%	$ 128,737	8.50%	$ 121,164	8.00%
Total capital (to risk-weighted assets)						
Company	$ 171,567	11.33%	$ 159,028	10.50%	$ —	—
Bank	$ 182,871	12.07%	$ 159,028	10.50%	$ 151,455	10.00%

Contractual Obligations

The following tables contain supplemental information regarding our total contractual obligations at December 31, 2022.

	Payments Due as of December 31, 2022			
	Within One Year	One to Five Years	After Five Years	Total
	(dollars in thousands)			
Time deposits	$ 215,355	$ 157,908	$ 141	$ 373,404
FHLB advances	21,000	10,000	—	31,000
Subordinated debt borrowings	—	—	86,314	86,314
Short-term borrowings	—	—	(19)	(19)
Total contractual obligations	$ 236,355	$ 167,908	$ 86,436	$ 490,699

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit to our customers is represented by the contractual or notional amount of those instruments. Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised. The contractual or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments. The amount and nature of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the potential borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private short-term borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary.

The following table summarizes commitments we have made as of the dates presented.

	December 31,	
	2022	2021
	(dollars in thousands)	
Commitments to extend credit	$ 550,315	$ 314,194
Standby letters of credit	5,632	3,434
Total	$ 555,947	$ 317,628

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our interest rate risk policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates by adjusting our balance sheet assets and liabilities in the ordinary course of business. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk.

Our exposure to interest rate risk is managed by ALCO in accordance with policies approved by the Bank's board of directors. ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, commitments to originate loans and the maturities of investments and borrowings. Additionally, ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management also employs methodologies to manage interest rate risk, which include an analysis of the relationships between interest-earning assets and interest-bearing liabilities and an interest rate risk simulation model and shock analyses.

We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics.

Contractual maturities and re-pricing opportunities of loans are incorporated in the models. The average lives of non-maturity deposit accounts are based on decay assumptions and are incorporated into the models. All of the assumptions used in our analyses are inherently uncertain and, as a result, the models cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the models' simulated results due to the timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run a simulation model for a static balance sheet and other scenarios. These models test the impact on net interest income from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously and ramped rates change over a 12-month and 24-month horizon based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve. Our internal policy regarding internal rate risk simulations currently specifies that for parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 10% for a 100 basis point shift, 15% for a 200 basis point shift, 20% for a 300 basis point shift, and 25% for a 400 basis point shift.

The following tables summarize the simulated change in net interest income over a 12-month horizon as of the dates indicated:

	Percent Change in Net Interest Income December 31,	
	2022	2021
Change in Interest Rates (Basis Points)		
+400	20.45	33.33
+300	15.30	25.10
+200	10.23	16.72
+100	5.20	8.17
-100	(6.04)	(3.79)
-200	(12.88)	(9.39)
-300	(20.44)	(14.61)
-400	(27.53)	(19.17)

Inflation and increases in interest rates may result from fiscal stimulus and monetary stimulus, and the Federal Reserve has indicated it is willing to permit inflation to run moderately above its 2% target for some time. Increases in interest rates have caused consumers to shift their funds to more interest-bearing instruments and to increase the competition for and costs of deposits. Customers movement of bank deposits and into other investment assets or from transaction deposits to higher interest-bearing time deposits, our funding costs have increased. Additionally, any such loss of funds could result in lower loan originations and growth, which could materially and adversely affect our results of operations and financial condition. Increases in market interest rates may reduce demand for loans, including residential mortgage loan originations. At the same time, increases in rates will increase the rates we charge on variable rate loans and may increase our net interest margin. Higher interest rates would decrease the values of our existing fixed rate securities investments and could potentially adversely affect the values and liquidity of collateral securing our loans. The effects of increased rates will depend on the rates of changes in our costs of funds and interest earned on our loans and investments and the shape of the yield curve.

Impact of Inflation

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with GAAP and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to GAAP and conform to general practices within our industry. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical to understanding our financial statements.

The JOBS Act and our regulators provided us with an extended transition period to January 1, 2023 for complying with CECL accounting standards affecting public companies.

The following is a discussion of the critical accounting policies and significant estimates that we believe require us to make the most complex or subjective decisions or assessments. Additional information about these policies can be found in Note 1 of the Company's consolidated financial statements as of December 31, 2022, included in this Annual Report on Form 10-K.

Basis of Presentation and Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned consolidated subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. The Company includes all cash on hand, balances due from other banks, and federal funds sold, all of which have original maturities within three months, as cash and cash equivalents.

Securities. Investment securities may be classified into trading, held to maturity, or available for sale portfolios. Securities that are held principally for resale in the near term are classified as trading. Securities that management has the ability and intent to hold to maturity are classified as held to maturity and recorded at amortized cost. Securities not classified as trading or held to maturity are available for sale and are reported at fair value with unrealized gains and losses excluded from earnings but included in the determination of other comprehensive income. Management uses these assets as part of its asset/liability management strategy. These securities may be sold in response to changes in liquidity needs, interest rates, resultant prepayment risk changes, and other factors. Management determines the appropriate classification of securities at the time of purchase. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Realized gains and losses and declines in value determined to be other-than-temporary are included in gain or loss on sale of securities. The cost of securities sold is based on the specific identification method.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances net of any unearned income, charge offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the straight-line method, which is not materially different from the effective interest method required by GAAP.

Loans are placed on nonaccrual status when, in management's opinion, collection of interest is unlikely, which typically occurs when principal or interest payments are more than 90 days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. We have elected to take advantage of this extended transition period, which means that the financial statements included in this report, as well as financial statements that we file in the future during the transition period, will not be subject to all new or revised accounting standards generally applicable to public companies for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Confirmed losses are charged off immediately. Subsequent recoveries, if any, are credited to the allowance. The Company's allowance for loan losses consists of specific valuation allowances established for probable losses on specific loans and general valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends, discretionarily adjusted for general economic conditions and other qualitative internal and external risk factors.

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management's review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in economic and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and other business assets.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on various factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. All loans rated substandard or worse and greater than $250,000 are specifically reviewed to determine if they are impaired. Factors considered by management in determining whether a loan is impaired include payment status and the sources, amounts, and probabilities of estimated cash flow available to service debt in relation to amounts due according to contractual terms. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loans that are determined to be impaired are then evaluated to determine estimated impairment, if any. GAAP allows impairment to be measured on a loan-by-loan basis by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if repayment is collateral dependent. Loans that are not individually determined to be impaired or are not subject to the specific review of impaired status are subject to the general valuation allowance portion of the allowance for loan loss.

Loans Held for Sale. Loans held for sale are comprised of residential mortgage loans. Loans that are originated for best efforts delivery are carried at the lower of aggregate cost or fair value as determined by aggregate outstanding commitments from investors or current investor yield requirements. All other loans held for sale are carried at fair value. Loans sold are typically subject to certain indemnification provisions with the purchaser. Management does not believe these provisions will have any significant consequences.

Recently Issued Accounting Pronouncements

The following provides a brief description of accounting standards that have been issued but are not yet adopted that could have a material effect on our consolidated financial statements. Please also refer to the Notes to our consolidated financial statements included in this Annual Report on Form 10-K for a full description of recent accounting pronouncements, including the respective expected dates of adoption and anticipated effects on our results of operations and financial condition.

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, "Leases (Topic 842)" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and by disclosing key information about leasing arrangements. ASU 2016-02 requires organizations that lease assets (lessees) to recognize on the balance sheet the assets and liabilities for the rights and obligations created by the lease for all operating leases under current U.S. GAAP with a term of more than 12 months. The ASU is effective for non-public business entities for fiscal years beginning after December 15, 2021. Early adoption is permitted. The ASU should be applied on a modified retrospective basis, with a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company adopted ASU 2016-02 on June 30, 2021 and there was no material impact on the Company's consolidated financial statements.

In July 2018, the FASB issued ASU 2018-11, "Leases –Targeted Improvements" to provide entities with relief from the costs of implementing certain aspects of the new leasing standard, ASU 2016-02. Specifically, under the amendments in ASU 2018-11: (1) entities may elect not to recast the comparative periods presented when transitioning to the new leasing standard, and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. The amendments have the same effective date as ASU 2016-02 (January 1, 2022 for the Company). The Company adopted ASU 2018-11 on June 30, 2021 and there was no material impact on the Company's consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The guidance will apply to most financial assets measured at amortized cost and certain other instruments including loans, debt securities held to maturity, net investments in leases and off-balance sheet credit exposures. The guidance will replace the current incurred loss accounting model that delays recognition of a loss until it is probable a loss has been incurred with an expected loss model that reflects expected credit losses based upon a broader range of estimates including consideration of past events, current conditions and supportable forecasts. The guidance also eliminates the current accounting model for purchased credit impaired loans and debt securities, which will require re-measurement of the related allowance at each reporting period. The guidance includes enhanced disclosure requirements intended to help financial statement users better understand estimates and judgement used in estimating credit losses. As originally issued, ASU 2016-13 was effective for financial statements issued for fiscal years and for interim periods within those fiscal years beginning after December 15, 2020, with institutions required to apply the changes through a cumulative-effect adjustment to their retained earnings balance as of the beginning of the first reporting period in which the guidance is effective. On October 16, 2019, the FASB approved a delay in the implementation of ASU 2016-13 by two years for non-public business entities, including the Company. Management has been in the process of developing a revised model to calculate the allowance for loan and leases losses upon implementation of ASU 2016-13 in order to determine the impact on the Company's consolidated financial statements and, at this time, expects to recognize a one-time cumulative effect adjustment to the allowance for loan and lease losses as of the beginning of the first reporting period in which the new standard is effective. The impact of adoption on January 1, 2023 was not material.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12). The purpose of this updated guidance is to better align a company's financial reporting for hedging activities with the economic objectives of those activities. ASU 2017-12 is effective for other than public business entities for fiscal years beginning after December 15, 2020, with early adoption, including adoption in an interim period, permitted. ASU 2017-12 requires a modified retrospective transition method in which the Company will recognize the cumulative effect of the change on the opening balance of each affected component of equity in the statement of financial position as of the date of adoption. The amended presentation and disclosure guidance is required only prospectively. The Company did not experience any impact on the Company's consolidated financial position, results of operations or cash flows as a result of ASU 2017-12.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information required for this item is included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Interest Rate Sensitivity and Market Risk" and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Southern States Bancshares, Inc. and Subsidiary
Anniston, Alabama

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Southern States Bancshares,Inc. and Subsidiary (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2007.

Birmingham, Alabama
March 14, 2023

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands, except share amounts)

	December 31, 2022	December 31, 2021
Assets		
Cash and due from banks	$ 15,260	$ 6,397
Interest-bearing deposits in banks	90,198	203,537
Federal funds sold	63,041	74,022
Total cash and cash equivalents	168,499	283,956
Securities available for sale, at fair value	155,544	132,172
Securities held to maturity, at amortized cost	19,652	19,672
Other equity securities, at fair value	4,444	9,232
Restricted equity securities, at cost	3,134	2,600
Loans held for sale	1,047	2,400
Loans, net of unearned income	1,587,164	1,250,300
Less allowance for loan losses	20,156	14,844
Loans, net	1,567,008	1,235,456
Premises and equipment, net	27,345	27,044
Accrued interest receivable	6,963	4,170
Bank owned life insurance	29,186	22,201
Annuities	15,478	12,888
Foreclosed assets	2,930	2,930
Goodwill	16,862	16,862
Core deposit intangible	1,226	1,500
Other assets	25,886	9,509
Total assets	$ 2,045,204	$ 1,782,592
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 460,977	$ 541,546
Interest-bearing	1,259,766	1,014,905
Total deposits	1,720,743	1,556,451
Other borrowings	(19)	12,498
FHLB advances	31,000	25,950
Subordinated notes	86,314	—
Accrued interest payable	584	132
Other liabilities	24,863	10,363
Total liabilities	1,863,485	1,605,394

Stockholders' equity:

Preferred stock, $0.01 par value, 2,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2022 and December 31, 2021	—	—
Common stock, $5 par value, 30,000,000 shares authorized; 8,706,920 and 9,012,857 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	43,714	45,064
Capital surplus	76,785	80,640
Retained earnings	73,764	49,858
Accumulated other comprehensive (loss) income	(11,048)	2,113
Unvested restricted stock	(477)	(477)
Vested restricted stock units	(1,019)	—
Total stockholders' equity	181,719	177,198
Total liabilities and stockholders' equity	$ 2,045,204	$ 1,782,592

See Notes to Consolidated Financial Statements.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	For the Years Ended	
	2022	**2021**
Interest income:		
Loans, including fees	$ 74,936	$ 54,709
Taxable securities	3,622	1,593
Nontaxable securities	1,253	1,023
Other interest and dividends	3,039	452
Total interest income	82,850	57,777
Interest expense:		
Deposits	8,906	4,310
Other borrowings	2,606	554
Total interest expense	11,512	4,864
Net interest income	71,338	52,913
Provision for loan losses	5,605	2,982
Net interest income after provision for loan losses	65,733	49,931
Noninterest income:		
Service charges on deposit accounts	1,863	1,528
Swap fees	49	931
SBA/USDA fees	646	3,968
Mortgage origination fees	815	1,465
Net loss on securities	(632)	(57)
Other operating income	5,936	2,968
Total noninterest income	8,677	10,803
Noninterest expenses:		
Salaries and employee benefits	24,597	21,667
Equipment and occupancy expenses	2,918	3,640
Data processing fees	2,444	2,128
Regulatory assessments	925	952
Other operating expenses	8,730	8,048
Total noninterest expenses	39,614	36,435
Income before income taxes	34,796	24,299
Income tax expense	7,725	5,732
Net income	$ 27,071	$ 18,567
Basic earnings per share	$ 3.08	$ 2.26
Diluted earnings per share	$ 3.02	$ 2.23

See Notes to Consolidated Financial Statements.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the Years Ended	
	2022	**2021**
Net income	$ 27,071	$ 18,567
Other comprehensive loss:		
Unrealized holding losses on securities available for sale arising during the period, net of benefit of $4,624 and $426, respectively	(13,161)	(1,214)
Reclassification adjustment for losses on securities available for sale realized in net income, net of benefit of $0 and $47, respectively	—	133
Other comprehensive loss	(13,161)	(1,081)
Comprehensive income	$ 13,910	$ 17,486

See Notes to Consolidated Financial Statements.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Preferred Stock		Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unvested Restricted Stock	Vested Restricted Stock Units	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value						
Balance, December 31, 2020	—	$ —	7,678,195	$ 38,391	$ 65,327	$ 34,183	$ 3,194	$ (439)	$ —	$ 140,656
Net income	—	—		—	—	18,567	—	—	—	18,567
Issuance of common stock - IPO raise	—	—	1,296,429	6,482	18,150	—	—	—	—	24,632
Issuance of common stock - IPO cost	—	—	—	—	(3,674)	—	—	—	—	(3,674)
Issuance of common stock	—	—	8,240	41	124	—	—	—	—	165
Exercise of common stock options	—	—	5,008	25	(25)	—	—	—	—	—
Issuance of restricted stock	—	—	24,985	125	376	—	—	(501)	—	—
Stock-based compensation	—	—	—	—	362	—	—	463	—	825
Common stock dividends paid	—	—	—	—	—	(2,892)	—	—	—	(2,892)
Other comprehensive loss	—	—	—	—	—	—	(1,081)	—	—	(1,081)
Balance, December 31, 2021	—	$ —	9,012,857	$ 45,064	$ 80,640	$ 49,858	$ 2,113	$ (477)	$ —	$ 177,198
Net income	—	—	—	—	—	27,071	—	—	—	27,071
Exercise of common stock options	—	—	15,300	78	144	—	—	—	—	222
Issuance of restricted stock	—	—	24,265	121	379	—	—	(500)	—	—
Vested restricted stock units	—	—	—	179	840	—	—	—	(1,019)	—
Repurchase of common stock under the stock repurchase program	—	—	(345,502)	(1,728)	(5,630)	—	—	—	—	(7,358)
Stock-based compensation	—	—	—	—	412	—	—	500	—	912
Common stock dividends paid	—	—	—	—	—	(3,165)	—	—	—	(3,165)
Other comprehensive loss	—	—	—	—	—	—	(13,161)	—	—	(13,161)
Balance, December 31, 2022	—	$ —	8,706,920	$ 43,714	$ 76,785	$ 73,764	$ (11,048)	$ (477)	$ (1,019)	$ 181,719

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended	
	2022	2021
OPERATING ACTIVITIES		
Net income	$ 27,071	$ 18,567
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and software amortization	1,252	1,888
Net loss on securities	632	57
Net amortization of securities	905	957
Amortization of core deposit intangible	274	264
Provision for loan losses	5,605	2,982
Deferred income taxes	(2,696)	(973)
Loss on sale of foreclosed assets	—	207
Loss on sale of premises, equipment and software	1,047	—
Stock-based compensation	912	825
Net decrease in loans held for sale	1,353	3,296
Income from bank owned life insurance	(624)	(497)
(Increase) decrease in interest receivable	(2,793)	73
Increase (decrease) in interest payable	452	(146)
Net other operating activities	5,476	2,203
Net cash provided by operating activities	38,866	29,703
INVESTING ACTIVITIES		
Purchase of securities available for sale	(51,797)	(67,887)
Purchase of other equity securities	—	(9,000)
Proceeds from sale of securities available for sale	—	15,759
Proceeds from sale of other equity securities	4,311	4,995
Proceeds from maturities, calls, and paydowns of securities available for sale	9,599	11,601
Net (purchase) redemption of restricted equity securities	(534)	624
Purchase of annuities	(2,622)	—
Purchase of bank owned life insurance	(7,021)	—
Net increase in loans	(337,157)	(220,282)
Proceeds from sale of foreclosed assets	—	7,187
Proceeds from bank owned life insurance	660	755
Purchase of premises, equipment and software	(2,600)	(4,507)
Net cash used in investing activities	(387,161)	(260,755)

FINANCING ACTIVITIES					
Net increase in deposits			164,292		416,790
Net proceeds from issuance of common stock in connection with IPO			—		20,958
Proceeds from issuance of common stock			222		165
Repurchase of common stock			(7,358)		—
Net proceeds (repayment) of FHLB advances			5,050		(4,920)
Net (repayment) proceeds of note payable			(12,517)		4,500
Net proceeds (repayment) of subordinated notes			86,314		(4,500)
Common stock dividends paid			(3,165)		(2,892)
Net cash provided by financing activities			232,838		430,101
Net (decrease) increase in cash and cash equivalents			(115,457)		199,049
Cash and cash equivalents at beginning of year			283,956		84,907
Cash and cash equivalents at end of year	$		168,499	$	283,956
SUPPLEMENTAL DISCLOSURE					
Cash paid during the year for:					
Interest	$		11,060	$	5,010
Income taxes	$		9,516	$	7,082
NONCASH TRANSACTIONS					
Transfers of loans to foreclosed assets	$		—	$	100
Transfer of state and municipal available for sale securities to held to maturity securities	$		—	$	19,684

See Notes to Consolidated Financial Statements.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Southern States Bancshares, Inc. (the "Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Southern States Bank (the "Bank"). The Bank is a commercial bank headquartered in Anniston, Calhoun County, Alabama. The Bank also operates branch offices in Birmingham, Opelika, Auburn, Huntsville, Sylacauga, Wedowee, and Roanoke, Alabama as well as Columbus, Carrollton, Dallas, and Newnan, Georgia. The Bank also has two loan production offices (LPO) located in Atlanta, Georgia. The Bank provides a full range of banking services in its primary market areas and the surrounding areas.

Basis of Presentation and Accounting Estimates

The audited consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed assets, financial instruments, deferred taxes, and other-than-temporary impairment of securities. In connection with the determination of the estimated losses on loans and the valuation of foreclosed assets, management obtains independent appraisals for significant collateral.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions.

The Company's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Cash, Cash Equivalents and Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, cash items in process of collection, amounts due from banks, interest-bearing deposits in banks and federal funds sold. Cash flows from loans held for sale, loans, restricted equity securities, and deposits are reported net.

The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Bank may be required to maintain reserve balances in cash or on deposit with a correspondent bank for the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was $0 at December 31, 2022 and December 31, 2021.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities

The Company classifies its securities into one of two categories based upon management's intent and ability to hold the securities: (i) securities held to maturity or (ii) securities available for sale. Securities classified as held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. The Company has the ability, and it is management's intention, to hold such securities to maturity. Securities classified as available for sale are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss). Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities available for sale are recorded on the trade date and are determined using the specific identification method.

The Company evaluates investment securities for other-than-temporary impairment (OTTI) using relevant accounting guidance on a regular basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer including an evaluation of credit ratings, (3) the impact of changes in market interest rates, (4) the intent of the Company to sell a security, and (5) whether it is more likely than not the Company will have to sell the security before recovery of its cost basis. If the Company intends to sell an impaired security, or if it is more likely than not the Company will have to sell the security before recovery of its cost basis, the Company records an other-than-temporary loss in an amount equal to the entire difference between fair value and amortized cost. Otherwise, only the credit portion of the estimated loss is recognized in earnings, with the other portion of the loss is recognized in other comprehensive income (loss).

Other Equity Securities

The mutual funds owned by the Company are classified as equity securities and are carried at fair value with any periodic changes in value recorded through the statement of income.

Restricted Equity Securities

Restricted equity securities are investments that are restricted in marketability. The Company, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB based upon its assets or outstanding advances. The Company has also purchased stock in First National Banker's Bankshares, Inc. (FNBB), and Pacific Coast Banker's Bank (PCBB), both correspondent banks. These securities are carried at cost and periodically evaluated for impairment based on ultimate recoverability of par value.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value (LOCOM). For loans carried at LOCOM, gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan. The estimated fair value of loans held for sale is based on independent third party quoted prices.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances less deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan, using the straight-line method without anticipating prepayments.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, or at the time the loan is 90 days past due, unless the loan is well-secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal and interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income or charged to the allowance; unless management believes that the accrual of interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cash basis, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and the loan has been performing according to the contractual terms generally for a period of not less than six months.

Certain Purchased Loans

Purchased loans are recorded at their fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an allowance for loan losses is not recorded at the acquisition date. Acquired loans are evaluated upon acquisition and classified as either purchased impaired or purchased non-impaired. Purchased impaired loans reflect credit deterioration since origination such that it is probable at acquisition that the Company will be unable to collect all contractually required payments. The purchased impaired loans acquired are subject to the Company's internal and external credit review and monitoring. If credit deterioration is experienced subsequent to the initial acquisition fair value amount, such deterioration will be measured, and a provision for credit losses will be charged to earnings.

Such purchased loans are accounted for individually. The Company estimates the amount and timing of expected cash flows for each purchased loan, and the expected cash flows in excess of the amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan's contractual principal and interest over expected cash flows is not recorded (nonaccretable difference). Over the life of the loan, expected cash flows will continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income. Purchased impaired loans at the time of acquisition are accounted for under ASC 310-30.

Purchased non-impaired loans are accounted for under ASC 310-20, with the difference between the fair value and unpaid principal balance of the loan at the acquisition date amortized or accreted to interest income over the estimated life of the loans.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Confirmed losses are charged off immediately. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower's ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Loans, for which the terms have been modified at the borrower's request, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest when due. Loans that experience insignificant payment delays and payment shortfalls are not generally classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

The Company's allowance is allocated among commercial real estate loans, real estate construction and development loans, residential real estate loans, commercial and industrial loans, and consumer loans. The general allocations to these loan pools are based on the historical loss rates for specific loan types and the internal risk grade, if applicable, adjusted for both internal and external qualitative risk factors. The qualitative factors considered by management include, among other factors, (1) changes in local and national economic conditions; (2) changes in asset quality and foreclosure rates; (3) changes in loan portfolio volume; (4) the composition and concentrations of credit; (5) the impact of competition on loan structuring and pricing; (6) the experience and ability of lending personnel and management; (7) effectiveness of the Company's loan policies, procedures and internal controls; (8) current conditions in the real estate and construction markets; (9) the effect of entrance into new markets or the offering of a new product; (10) the loan review system and oversight of the Board of Directors. The total allowance established for each homogeneous loan pool represents the product of the historical loss ratio adjusted for internal and external factors and the total dollar amount of the loans in the pool.

Troubled Debt Restructurings

A loan is considered a troubled debt restructuring (TDR) based on individual facts and circumstances. The Company designates loan modifications as TDRs when for economic or legal reasons related to the borrower's financial difficulties, it grants a concession to the borrower that it would not otherwise consider. These concessions may include rate reductions, principal forgiveness, extension of maturity date and other actions intended to minimize potential losses.

In determining whether a borrower is experiencing financial difficulties, the Company considers if the borrower is in payment default or would be in payment default in the foreseeable future without the modification, the borrower declared or is in the process of declaring bankruptcy, the borrower's projected cash flows will not be sufficient to service any of its debt, or the borrower cannot obtain funds from sources other than the Company at a market rate for debt with similar risk characteristics.

In determining whether the Company has granted a concession, the Company assesses, if it does not expect to collect all amounts due, whether the current value of the collateral will satisfy the amounts owed, whether additional collateral or guarantees from the borrower will serve as adequate compensation for other terms of the restructuring, and whether the borrower otherwise has access to funds at a market rate for debt with similar risk characteristics.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are reflected in income. The estimated useful lives are as follows:

	Years
Buildings	10-39
Furniture and equipment	3-7

Leases

The Bank leases various premises and equipment. At the inception of the contract, the Bank determines if an arrangement is or contains a lease and will recognize on the balance sheet a lease asset for its right to use the underlying asset ("ROU") and a lease liability for the corresponding lease obligation for contracts longer than a year. Both the asset and liability are initially measured at the present value of the future minimum lease payments over the lease term. In determining the present value of lease payments, the Bank uses our incremental borrowing rate as the discount rate for the leases.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Costs of improvements are capitalized, whereas costs related to holding foreclosed assets and subsequent write-downs to the value are expensed. Any gains and losses realized at the time of disposal are reflected in income.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of the net assets at the date of acquisition. Goodwill is subject to an annual evaluation of impairment. If desired, the Company can assess qualitative factors to determine if comparing the carrying value of the reporting unit to its fair value is necessary. Should the fair value be less than the carrying value, an impairment write-down would be taken. Based on its assessment of qualitative factors, the Company determined that no impairment exists at December 31, 2022.

Goodwill is not amortized but is evaluated for impairment on a quarterly basis or whenever an event occurs or circumstances change to indicate that it is more likely than not that an impairment loss has been incurred (i.e., a triggering event). The Company performed a goodwill impairment test in December 2022. The qualitative factors considered in determining if fair value of the unit was less than the carrying amount were economic conditions related to the COVID-19 virus and the change in the interest rate environment. A quantitative assessment of goodwill impairment included determining the estimated fair value of Company using a market-based approach. It was determined there was no impairment.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Core Deposit Intangible

A core deposit intangible is initially recognized based on a valuation, of acquired deposits, performed as of the acquisition date. The core deposit intangible is amortized over the average remaining life of the acquired customer deposits, or approximately 7 years. The intangible asset is reviewed annually for events or circumstances that could negatively impact the recoverability of the intangible. These events could include loss of core deposits, increased competition, or adverse changes in the economy. To the extent this intangible asset is deemed unrecoverable, an impairment charge would be recorded. The Company maintains steady deposit growth across our markets and continues to attract new customer deposits. The intangible asset was evaluated for impairment as of December 31, 2022 and based on that evaluation there was no impairment.

Accounting Policy for Derivative Instruments and Hedging Activities

FASB ASC 815, *Derivatives and Hedging* (ASC 815), provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Further, qualitative disclosures are required that explain the Company's objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by ASC 815, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

In accordance with the FASB's fair value measurement guidance in ASU 2011-04, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Income Taxes

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. Management believes that the Company will generate sufficient operating earnings to realize the deferred tax benefits.

Stock Compensation Plans

Stock compensation accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options and warrants, restricted stock plans, performance-based awards, share appreciation rights, and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options, while the estimated market price of the Company's common stock at the date of grant is used for restricted stock awards, restricted stock units and stock grants.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Fair Value of Financial Instruments

Fair values of financial instruments are estimates using relevant market information and other assumptions, as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Revenue Recognition

On January 1, 2019, the Company adopted ASC 606 and all subsequent amendments (collectively ASC 606) which (1) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (2) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as foreclosed assets. The majority of the Company's revenues come from interest income and other sources, including loans and securities that are outside the scope of ASC 606. With the exception of gains/losses on sale of foreclosed assets, the Company's services that fall within the scope of ASC 606 are presented within noninterest income and are recognized as revenue as the Company satisfies its obligations to the customer. Services within the scope of ASC 606 reported in noninterest income include service charges on deposit accounts, bank card services and interchange fees, and ATM fees.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In February 2016 the Financial Accounting Standards Board (FASB) issued ASU 2016-02, "Leases (Topic 842)" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and by disclosing key information about leasing arrangements. ASU 2016-02 requires organizations that lease assets (lessees) to recognize on the balance sheet the assets and liabilities for the rights and obligations created by the lease for all operating leases under current U.S. GAAP with a term of more than 12 months. The ASU is effective for non-public business entities for fiscal years beginning after December 15, 2021. Early adoption is permitted. The ASU should be applied on a modified retrospective basis, with a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company adopted ASU 2016-02 on June 30, 2021 and there was no material impact on the Company's consolidated financial statements.

In July 2018 the FASB issued ASU 2018-11, "Leases – Targeted Improvements" to provide entities with relief from the costs of implementing certain aspects of the new leasing standard, ASU 2016-02. Specifically, under the amendments in ASU 2018-11: (1) entities may elect not to recast the comparative periods presented when transitioning to the new leasing standard, and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. The amendments have the same effective date as ASU 2016-02 (January 1, 2022 for the Company). The Company adopted ASU 2018-11 on June 30, 2021 and there was no material impact on the Company's consolidated financial statements.

In June 2016 the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The guidance will apply to most financial assets measured at amortized cost and certain other instruments including loans, debt securities held to maturity, net investments in leases and off-balance sheet credit exposures. The guidance will replace the current incurred loss accounting model that delays recognition of a loss until it is probable a loss has been incurred with an expected loss model that reflects expected credit losses based upon a broader range of estimates including consideration of past events, current conditions and supportable forecasts. The guidance also eliminates the current accounting model for purchased credit impaired loans and debt securities, which will require re-measurement of the related allowance at each reporting period. The guidance includes enhanced disclosure requirements intended to help financial statement users better understand estimates and judgement used in estimating credit losses. As originally issued, ASU 2016-13 was effective for financial statements issued for fiscal years and for interim periods within those fiscal years beginning after December 15, 2020, with institutions required to apply the changes through a cumulative-effect adjustment to their retained earnings balance as of the beginning of the first reporting period in which the guidance is effective. On October 16, 2019, the FASB approved a delay in the implementation of ASU 2016-13 by two years for non-public business entities and SEC filers that qualify as smaller reporting companies, including the Company. Management has been in the process of developing a revised model to calculate the allowance for loan and leases losses upon implementation of ASU 2016-13 in order to determine the impact on the Company's consolidated financial statements and, at this time, expects to recognize a one-time cumulative effect adjustment to the allowance for loan and lease losses as of the beginning of the first reporting period in which the new standard is effective. The magnitude of any such one-time adjustments is not yet known but is not anticipated to be material.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12). The purpose of this updated guidance is to better align a company's financial reporting for hedging activities with the economic objectives of those activities. ASU 2017-12 is effective for other than public business entities for fiscal years beginning after December 15, 2020, with early adoption, including adoption in an interim period, permitted. ASU 2017-12 requires a modified retrospective transition method in which the Company will recognize the cumulative effect of the change on the opening balance of each affected component of equity in the statement of financial position as of the date of adoption. The amended presentation and disclosure guidance is required only prospectively. The Company did not experience any impact on the Company's consolidated financial position, results of operations or cash flows as a result of ASU 2017-12.

SOUTHERN STATES BANCSHARES, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 2.   EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflect additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options issued and the vesting of restricted stock units, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and restricted stock units.

	For the Years Ended	
	2022	**2021**
Basic Earnings Per Share:		
Net Income	$ 27,071	$ 18,567
Weighted average common shares outstanding	8,774,860	8,198,188
Basic earnings per share	$ 3.08	$ 2.26
Diluted Earnings Per Share:		
Net income allocated to common shareholders	$ 27,053	$ 18,538
Weighted average common shares outstanding	8,774,860	8,198,188
Net dilutive effect of:		
Assumed exercises of stock options and vesting of restricted stock units	174,809	118,348
Average shares and dilutive potential common shares	8,949,669	8,316,536
Dilutive earnings per share	$ 3.02	$ 2.23

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 3.   SECURITIES

The amortized cost and fair value of securities at December 31, 2022 and December 31, 2021 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
Securities Available for Sale				
U.S. Treasury securities	$ 9,764	$ —	$ (1,180)	$ 8,584
U.S. Government Sponsored Enterprises (GSEs)	2,009	—	(221)	1,788
State and municipal securities	56,204	100	(6,379)	49,925
Corporate debt securities	12,526	—	(899)	11,627
Asset based securities	14,079	—	(742)	13,337
Mortgage-backed GSE residential/multifamily and non-GSE	75,892	3	(5,612)	70,283
Total securities available for sale	$ 170,474	$ 103	$ (15,033)	$ 155,544
Securities Held to Maturity				
State and municipal securities	19,652	—	(4,287)	15,365
Total securities held to maturity	$ 19,652	$ —	$ (4,287)	$ 15,365
Total securities	$ 190,126	$ 103	$ (19,320)	$ 170,909

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2021				
Securities Available for Sale				
U.S. Treasury securities	$ 7,820	$ 22	$ (20)	$ 7,822
U.S. Government Sponsored Enterprises (GSEs)	9,228	68	(103)	9,193
State and municipal securities	54,236	2,611	(66)	56,781
Corporate debt securities	10,530	289	(35)	10,784
Asset based securities	10,380	116	(24)	10,472
Mortgage-backed GSE residential/multifamily and non-GSE	37,123	185	(188)	37,120
Total securities available for sale	$ 129,317	$ 3,291	$ (436)	$ 132,172
Securities Held to Maturity				
State and municipal securities	19,672	364	(126)	19,910
Total securities held to maturity	$ 19,672	$ 364	$ (126)	$ 19,910
Total securities	$ 148,989	$ 3,655	$ (562)	$ 152,082

Securities with a carrying value of $32,222 and $46,263 at December 31, 2022 and December 31, 2021, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 3.   SECURITIES (Continued)

The amortized cost and fair value of securities available for sale and securities held to maturity as of December 31, 2022 and December 31, 2021 by contractual maturity are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid with or without penalty. Therefore, these securities are not included by maturity in the following summary:

	December 31,			
	2022		2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities Available for Sale				
Due in less than one year	$ —	$ —	$ 302	$ 302
Due from one year to five years	8,338	7,818	2,766	2,790
Due after five to ten years	24,468	22,047	26,475	26,764
Due after ten years	61,776	55,396	62,651	65,196
Mortgage-backed securities	75,892	70,283	37,123	37,120
Total securities available for sale	$ 170,474	$ 155,544	$ 129,317	$ 132,172
Securities Held to Maturity				
Due in less than one year	$ —	$ —	$ —	$ —
Due from one year to five years	—	—	—	—
Due after five to ten years	5,310	4,255	1,100	1,115
Due after ten years	14,342	11,110	18,572	18,795
Mortgage-backed securities	—	—	—	—
Total securities held to maturity	$ 19,652	$ 15,365	$ 19,672	$ 19,910
Total securities	$ 190,126	$ 170,909	$ 148,989	$ 152,082

Gains and losses on sales and change in value of securities available for sale and other securities held at fair value for the years ended December 31, 2022 and December 31, 2021 consist of the following:

	Years Ended December 31,	
	2022	2021
Gross gains	$ 331	$ 862
Gross losses	(963)	(919)
Net realized losses	$ (632)	$ (57)

Restricted equity securities as of December 31, 2022 and December 31, 2021 consist of the following:

	December 31,	
	2022	2021
Federal Home Loan Bank stock	$ 2,209	$ 1,675
First National Banker's Bankshares, Inc. stock	675	675
Pacific Coast Banker's Bank stock	250	250
Total restricted equity securities	$ 3,134	$ 2,600

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 3. SECURITIES (Continued)

Temporarily Impaired Securities

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2022 and December 31, 2021.

	Less Than Twelve Months		Over Twelve Months		Total Unrealized Losses
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	
December 31, 2022					
Securities Available for Sale					
U.S. Treasury securities	$ (119)	$ 1,873	$ (1,061)	$ 6,711	$ (1,180)
U.S. Government Sponsored Enterprises (GSEs)	—	—	(221)	1,788	(221)
State and municipal securities	(2,561)	26,504	(3,818)	19,012	(6,379)
Corporate debt securities	(507)	8,497	(392)	3,130	(899)
Asset based securities	(178)	6,497	(564)	6,840	(742)
Mortgage-backed GSE residential/ multifamily and non-GSE	(3,598)	52,260	(2,014)	16,107	(5,612)
Total securities available for sale	$ (6,963)	$ 95,631	$ (8,070)	$ 53,588	$ (15,033)
Securities Held to Maturity					
State and municipal securities	(2,072)	8,153	(2,215)	7,211	(4,287)
Total securities held to maturity	$ (2,072)	$ 8,153	$ (2,215)	$ 7,211	$ (4,287)
Total securities	$ (9,035)	$ 103,784	$ (10,285)	$ 60,799	$ (19,320)

	Less Than Twelve Months		Over Twelve Months		Total Unrealized Losses
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	
December 31, 2021					
Securities Available for Sale					
U.S. Treasury securities	$ (20)	$ 5,347	$ —	$ —	$ (20)
U.S. Government Sponsored Enterprises (GSEs)	(57)	1,946	(46)	1,899	(103)
State and municipal securities	(66)	6,270	—	—	(66)
Corporate debt securities	(35)	2,995	—	—	(35)
Asset based securities	(21)	2,842	(3)	879	(24)
Mortgage-backed GSE residential/ multifamily and non-GSE	(158)	16,226	(30)	2,749	(188)
Total securities available for sale	$ (357)	$ 35,626	$ (79)	$ 5,527	$ (436)
Securities Held to Maturity					
State and municipal securities	(126)	6,450	—	—	(126)
Total securities held to maturity	$ (126)	$ 6,450	$ —	$ —	$ (126)
Total securities	$ (483)	$ 42,076	$ (79)	$ 5,527	$ (562)

The unrealized losses on 224 securities at December 31, 2022 were caused by interest rate changes. Because the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before recovery of the amortized cost bases, at maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2022.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 3.   SECURITIES (Continued)

Other-Than-Temporary Impairment

The Company routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an other-than-temporary impairment has occurred. Factors included in the evaluation process may include geographic concentrations, credit ratings, and other performance indicators of the underlying asset. As of December 31, 2022 and December 31, 2021, no securities within the Company's investment securities portfolio was considered other-than-temporarily impaired.

NOTE 4.   LOANS

Portfolio Segments and Classes

The composition of loans, excluding loans held for sale, is summarized as follows:

| | December 31, | | | |
| | 2022 | | 2021 | |
	Amount	% of Total	Amount	% of Total
	(dollars in thousands)			
Real estate mortgages:				
Construction and development	$ 255,736	16.1%	$ 174,480	13.9%
Residential	167,891	10.5%	147,490	11.8%
Commercial	904,872	56.8%	716,541	57.1%
Commercial and industrial	256,553	16.1%	206,897	16.5%
Consumer and other	7,655	0.5%	8,709	0.7%
Gross Loans	1,592,707	100.0%	1,254,117	100.0%
Deferred loan fees	(5,543)		(3,817)	
Allowance for loan losses	(20,156)		(14,844)	
Loans, net	$ 1,567,008		$ 1,235,456	

For purposes of the disclosures required pursuant to ASC 310, the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. There are three loan portfolio segments that include real estate, commercial and industrial, and consumer and other. A class is generally determined based on the initial measurement attribute, risk characteristic of the loan, and an entity's method for monitoring and assessing credit risk. Commercial and industrial is a separate commercial loan class. Classes within the real estate portfolio segment include construction and development, residential mortgages, and commercial mortgages. Consumer loans and other are a class in itself.

In light of the U.S. and global economic crisis brought about by the COVID-19 pandemic, the Company has prioritized assisting its clients through this troubled time. The CARES Act provides for Paycheck Protection Plan (PPP) loans to be made by banks to employers with less than 500 employees if they continue to employ their existing workers. As of December 31, 2022, the Company does not have any loans outstanding under the PPP program. As of December 31, 2021, the Company had 36 loans outstanding for a total amount of $9,203 under the PPP program. At December 31, 2022, PPP loan origination fees recorded as an adjustment to loan yield for the year ended was $298. These PPP loans are included within the commercial and industrial loan category in the table above.

The following describe risk characteristics relevant to each of the portfolio segments and classes:

Real estate - As discussed below, the Company offers various types of real estate loan products. All loans within this portfolio segment are particularly sensitive to the valuation of real estate:

- Loans for real estate construction and development are repaid through cash flow related to the operations, sale or refinance of the underlying property. This portfolio class includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 4.   LOANS (Continued)

Portfolio Segments and Classes (Continued)

- Residential mortgages include 1-4 family first mortgage loans which are repaid by various means such as a borrower's income, sale of the property, or rental income derived from the property. Also included in residential mortgages are real estate loans secured by farmland, second liens, or open end real estate loans, such as home equity lines. These loans are typically repaid in the same means as 1-4 family first mortgages.

- Commercial real estate mortgage loans include both owner-occupied commercial real estate loans and other commercial real estate loans such as commercial loans secured by income producing properties. Owner-occupied commercial real estate loans made to operating businesses are long-term financing of land and buildings and are repaid by cash flows generated from business operations. Real estate loans for income-producing properties such as apartment buildings, hotels, office and industrial buildings, and retail shopping centers are repaid by cash flows from rent income derived from the properties.

Commercial and industrial - The commercial loan portfolio segment includes commercial and industrial loans. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, leases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the borrowers' business operations.

Consumer and other - The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures which affects borrowers' incomes and cash for repayment.

Credit Risk Management

The Chief Credit Officer, Officers Loan Committee and Directors Loan Committee are each involved in the credit risk management process and assess the accuracy of risk ratings, the quality of the portfolio and the estimation of inherent credit losses in the loan portfolio. This comprehensive process also assists in the prompt identification of problem credits. The Company has taken a number of measures to manage the portfolios and reduce risk, particularly in the more problematic portfolios.

The Company employs a credit risk management process with defined policies, accountability and routine reporting to manage credit risk in the loan portfolio segments. Credit risk management is guided by a comprehensive Loan Policy that provides for a consistent and prudent approach to underwriting and approvals of credits. Within the Board approved Loan Policy, procedures exist that elevate the approval requirements as credits become larger and more complex. All loans are individually underwritten, risk-rated, approved, and monitored.

Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in each portfolio segment. For the consumer portfolio segment, the risk management process focuses on managing customers who become delinquent in their payments. For the commercial and real estate portfolio segments, the risk management process focuses on underwriting new business and, on an ongoing basis, monitoring the credit of the portfolios. To ensure problem credits are identified on a timely basis, several specific portfolio reviews occur each year to assess the larger adversely rated credits for proper risk rating and accrual status.

Credit quality and trends in the loan portfolio segments are measured and monitored regularly. Detailed reports, by product, collateral, accrual status, etc., are reviewed by the Chief Credit Officer and reported to the Board of Directors.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 4.   LOANS (Continued)

Credit Risk Management (Continued)

A description of the general characteristics of the risk categories used by the Company is as follows:

- **Pass** - A pass loan is a strong credit with no existing or known potential weaknesses deserving of management's close attention.

- **Special Mention** - A loan that has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the institution's credit position at some future date. These loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

- **Substandard** - Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

- **Doubtful** - Loans classified Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

- **Loss** - Loans classified Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

The following tables summarize the risk category of the Company's loan portfolio based upon the most recent analysis performed as of December 31, 2022 and December 31, 2021:

	Pass	Special Mention	Substandard	Doubtful	Total
			(dollars in thousands)		
As of December 31, 2022					
Real estate mortgages:					
Construction and development	$ 251,130	$ 4,539	$ 67	$ —	$ 255,736
Residential	165,388	1,787	716	—	167,891
Commercial	883,082	18,532	3,258	—	904,872
Commercial and industrial	247,948	8,322	283	—	256,553
Consumer and other	7,604	28	23	—	7,655
Total	$ 1,555,152	$ 33,208	$ 4,347	$ —	$ 1,592,707
As of December 31, 2021					
Real estate mortgages:					
Construction and development	$ 168,751	$ 388	$ 5,341	$ —	$ 174,480
Residential	142,782	3,554	1,154	—	147,490
Commercial	691,863	16,371	8,307	—	716,541
Commercial and industrial	203,630	2,960	73	234	206,897
Consumer and other	8,682	21	6	—	8,709
Total	$ 1,215,708	$ 23,294	$ 14,881	$ 234	$ 1,254,117

Table of Contents
SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS*(in thousands, except per share amounts)*

NOTE 4. LOANS (Continued)

Past Due Loans

A loan is considered past due if any required principal and interest payments have not been received as of the date such payments were required to be made under the terms of the loan agreement. Generally, management places a loan on nonaccrual when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. The following tables present the aging of the recorded investment in loans as of December 31, 2022 and December 31, 2021:

		Past Due Status (Accruing Loans)					
	Current	30-59 Days	60-89 Days	90+ Days	Total Past Due	Nonaccrual	Total
As of December 31, 2022							
Real estate mortgages:							
Construction and development	$ 255,575	$ —	$ 94	$ —	$ 94	$ 67	$ 255,736
Residential	167,108	147	72	—	219	564	167,891
Commercial	900,895	2,634	65	—	2,699	1,278	904,872
Commercial and industrial	254,824	1,379	38	—	1,417	312	256,553
Consumer and other	7,570	62	—	—	62	23	7,655
Total	$ 1,585,972	$ 4,222	$ 269	$ —	$ 4,491	$ 2,244	$ 1,592,707
As of December 31, 2021							
Real estate mortgages:							
Construction and development	$ 173,027	$ 62	$ 746	$ 299	$ 1,107	$ 346	$ 174,480
Residential	146,871	129	128	195	452	167	147,490
Commercial	714,092	1,775	—	—	1,775	674	716,541
Commercial and industrial	206,027	99	486	—	585	285	206,897
Consumer and other	8,673	30	—	—	30	6	8,709
Total	$ 1,248,690	$ 2,095	$ 1,360	$ 494	$ 3,949	$ 1,478	$ 1,254,117

Allowance for Loans Losses

The following tables detail activity in the allowance for loan losses by portfolio segment as of December 31, 2022 and December 31, 2021. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 4.   LOANS (Continued)

	Real Estate	Commercial	Consumer	Total
Allowance for loan losses:				
Balance at December 31, 2021	$ 11,554	$ 3,166	$ 124	$ 14,844
Provision (credit) for loan losses	2,912	2,750	(57)	5,605
Loans charged off	(73)	(479)	(26)	(578)
Recoveries of loans previously charged off	50	205	30	285
Ending balance at December 31, 2022	$ 14,443	$ 5,642	$ 71	$ 20,156
Ending balance - individually evaluated for impairment	$ 258	$ 248	$ 8	$ 514
Ending balance - collectively evaluated for impairment	14,148	5,394	63	19,605
Ending balance - loans acquired with deteriorated credit quality	37	—	—	37
Total ending balance at December 31, 2022	$ 14,443	$ 5,642	$ 71	$ 20,156
Loans:				
Ending balance - individually evaluated for impairment	$ 8,652	$ 313	$ 34	$ 8,999
Ending balance - collectively evaluated for impairment	1,318,705	256,240	7,621	1,582,566
Ending balance - loans acquired with deteriorated credit quality	1,142	—	—	1,142
Total ending balance at December 31, 2022	$ 1,328,499	$ 256,553	$ 7,655	$ 1,592,707

	Real Estate	Commercial	Consumer	Total
Allowance for loan losses:				
Balance at December 31, 2020	$ 8,057	$ 3,609	$ 193	$ 11,859
Provision (credit) for loan losses	3,516	(458)	(76)	2,982
Loans charged off	(44)	—	(2)	(46)
Recoveries of loans previously charged off	25	15	9	49
Ending balance at December 31, 2021	$ 11,554	$ 3,166	$ 124	$ 14,844
Ending balance - individually evaluated for impairment	$ 340	$ 292	$ 3	$ 635
Ending balance - collectively evaluated for impairment	11,145	2,874	121	14,140
Ending balance - loans acquired with deteriorated credit quality	69	—	—	69
Total ending balance at December 31, 2021	$ 11,554	$ 3,166	$ 124	$ 14,844
Loans:				
Ending balance - individually evaluated for impairment	$ 14,742	$ 307	$ 26	$ 15,075
Ending balance - collectively evaluated for impairment	1,022,497	206,590	8,683	1,237,770
Ending balance - loans acquired with deteriorated credit quality	1,272	—	—	1,272
Total ending balance at December 31, 2021	$ 1,038,511	$ 206,897	$ 8,709	$ 1,254,117

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 4.   LOANS (Continued)

Impaired Loans

A loan held for investment is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. The following tables detail our impaired loans, by portfolio class as of December 31, 2022 and December 31, 2021.

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Average Recorded Investment		Interest Income Recognized
December 31, 2022									
With no related allowance recorded:									
Real estate mortgages:									
Construction and development	$	372	$	372	$	—	$	397	$	21
Residential		1,129		1,129		—		1,169		59
Commercial		7,323		7,323		—		7,282		622
Commercial and industrial		36		36		—		42		3
Consumer and other		18		18		—		24		1
Total with no related allowance recorded		8,878		8,878		—		8,914		706
With an allowance recorded:									
Real estate mortgages:									
Construction and development		92		92		39		95	$	6
Residential		255		326		90		265		12
Commercial		623		623		166		630		21
Commercial and industrial		277		277		248		298		14
Consumer and other		16		16		8		16		1
Total with an allowance recorded		1,263		1,334		551		1,304		54
Total impaired loans	$	10,141	$	10,212	$	551	$	10,218	$	760

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 4.   LOANS (Continued)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2021					
With no related allowance recorded:					
Real estate mortgages:					
Construction and development	$ 5,258	$ 5,258	$ —	$ 5,261	$ 205
Residential	1,081	1,081	—	1,090	90
Commercial	7,992	7,992	—	7,993	440
Commercial and industrial	22	22	—	25	3
Consumer and other	15	15	—	16	1
Total with no related allowance recorded	14,368	14,368	—	14,385	$ 739
With an allowance recorded:					
Real estate mortgages:					
Construction and development	370	370	148	370	$ 10
Residential	633	704	125	636	27
Commercial	680	680	136	682	32
Commercial and industrial	285	285	292	289	18
Consumer and other	11	11	3	11	1
Total with an allowance recorded	1,979	2,050	704	1,988	88
Total impaired loans:	$ 16,347	$ 16,418	$ 704	$ 16,373	$ 827

Troubled Debt Restructurings

As of December 31, 2022, and 2021, impaired loans included $2,124 and $2,012, respectively, in loans that were classified as Troubled Debt Restructurings (TDRs). The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the Company has granted a concession.

In assessing whether a borrower is experiencing financial difficulties, the Company considers information currently available regarding the financial condition of the borrower. This information includes, but is not limited to, whether (i) the borrower is currently in payment default on any of its debt; (ii) a payment default is probable in the foreseeable future without the modification; (iii) the borrower has declared or is in the process of declaring bankruptcy and (iv) the borrower's projected cash flow is sufficient to satisfy contractual payments due under the original terms of the loan without a modification.

The Company considers all aspects of the modification to loan terms to determine whether or not a concession has been granted to the borrower. Key factors considered by the Company include the borrower's ability to access funds at a market rate for debt with similar risk characteristics, the significance of the modification relative to unpaid principal balance or collateral value of the debt, and the significance of a delay in the timing of payments relative to the original contractual terms of the loan. The most common concessions granted by the Company generally include one or more modifications to the terms of the debt, such as (i) a reduction in the interest rate for the remaining life of the debt, (ii) an extension of the maturity date at an interest rate lower than the current market rate for new debt with similar risk, (iii) a temporary period of interest-only payments, and (iv) a reduction in the contractual payment amount for either a short period or remaining term of the loan.

As of December 31, 2022, and 2021, the Company had $1,292 and $1,072, respectively, in loans considered restructured that are not on nonaccrual status. Of the nonaccrual loans at December 31, 2022 and 2021, $832 and $940, respectively, met the criteria for a TDR. A loan is placed back on accrual status when both principal and interest are current, and it is probable that the Company will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

Table of Contents
SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS*(in thousands, except per share amounts)*

NOTE 4. LOANS (Continued)

Troubled Debt Restructurings (Continued)

Recorded investment prior to modification reflects the Company's recorded investment immediately before the modification. Recorded investment after modification represents the Company's recorded investment at the end of the year. The following table summarizes the loans that were modified as a TDR during the years ended December 31, 2022 and 2021.

	Troubled Debt Restructurings			
	Number of Loans	Recorded Investment Prior to Modification	Recorded Investment After Modification	Impact on the Allowance for Loan Losses
December 31, 2022				
Real estate mortgages:				
Construction and development	—	$ —	$ —	$ —
Residential	2	170	164	—
Commercial	1	359	352	116
Commercial and industrial	1	11	11	—
Consumer and other	—	—	—	—
Total	4	$ 540	$ 527	$ 116
December 31, 2021				
Real estate mortgages:				
Construction and development	2	$ 189	$ 178	$ 63
Residential	1	3	—	—
Commercial	2	537	510	—
Commercial and industrial	—	—	—	—
Consumer and other	—	—	—	—
Total	5	$ 729	$ 688	$ 63

The Company considers a loan to have defaulted when it becomes 90 or more days delinquent under the modified terms, has been transferred to nonaccrual status subsequent to the modification or has been transferred to foreclosed assets. As of December 31, 2022, no loans modified in a TDR during the twelve months, subsequently defaulted. As of December 31, 2021, three loans modified in a TDR during the twelve months, subsequently defaulted.

NOTE 5. FORECLOSED ASSETS

A summary of foreclosed assets is presented as follows:

	December 31,	
	2022	**2021**
Balance, beginning of year	$ 2,930	$ 10,224
Acquired through settlement of loans	—	100
Sales proceeds	—	(7,187)
Net loss on sales of foreclosed assets	—	(207)
Balance, end of year	$ 2,930	$ 2,930

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 5.   FORECLOSED ASSETS (Continued)

Net expenses related to foreclosed assets include the following:

	December 31,	
	2022	**2021**
Net loss on sales of foreclosed assets	$ —	$ 207
Operating expenses, net of rental income	(148)	(366)
Net expense	$ (148)	$ (159)

The carrying amount of other real estate owned categorized as residential real estate at December 31, 2022 and 2021 was $60.

NOTE 6.   PREMISES AND EQUIPMENT

Premises and equipment is summarized as follows:

	December 31,	
	2022	**2021**
Land and land improvements	$ 8,720	$ 8,169
Building	23,090	22,604
Furniture and equipment	5,163	4,785
	36,973	35,558
Accumulated depreciation	(9,628)	(8,514)
Total premises and equipment	$ 27,345	$ 27,044

NOTE 7.   LEASES

The Company leases certain office facilities under long-term operating lease agreements. The leases expire at various dates through 2028 and some include renewal options. Many of these leases require the payment of property taxes, insurance premiums, maintenance, utilities and other costs. In many cases, rentals are subject to increase in relation to a cost-of-living index. The Company accounts for lease and non-lease components together as a single lease component. The Company determines if an arrangement is a lease at inception. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Future minimum lease payments, as of December 31, 2022, on the leases described above, excluding any renewal options, are summarized as follows:

2023	$ 248
2024	142
2025	81
2026	84
2027	86
Thereafter	7
Total	$ 648

Rental expense included in the consolidated statements of income for the years ended December 31, 2022 and 2021 is $252 and $488, respectively.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 7.   LEASES (Continued)

The Company determines if an arrangement is a lease at inception of the contract and assesses the appropriate classification as operating or financing. Operating leases with terms greater than one year are included in right-of-use assets and lease liabilities on the Company's consolidated balance sheets. Agreements with both lease and non-lease components are accounted for as a single lease component, with only the lease component capitalized. Operating right-of-use assets and lease liabilities are included on the balance sheet in premises and equipment and other liabilities, respectively, and are recognized at the commencement date based on the present value of lease payments over the term using the interest rate implicit in the contract, when available, or the Company's incremental collateralized borrowing rate with similar terms.

The table below summarizes information related to the Company's operating leases as of and for the year ended December 31, 2022:

Operating lease right-of-use assets	$	561
Operating lease liabilities	$	563
Weighted average remaining operating lease term (in years)		2.5
Weighted average operating lease discount rate		4.5 %

Future obligations over the primary and renewal option terms of the Company's long-term operating leases as of December 31, 2022, were as follows:

2023	$	220
2024		137
2025		81
2026		84
2027		86
Thereafter		7
Total Lease Payments		615
Less: Interest		(52)
Operating Lease Liability	$	563

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 8 .   DEPOSITS

Major classifications of deposits are as follows:

	December 31,	
	2022	**2021**
Noninterest-bearing transaction	$ 460,977	$ 541,546
Interest-bearing transaction	837,127	704,326
Savings	49,235	56,715
Time deposits, $250,000 and under	307,145	224,556
Time deposits, over $250,000	66,259	29,308
Total	$ 1,720,743	$ 1,556,451

Brokered deposits totaled $110,503 at December 31, 2022 and $34,110 at December 31, 2021. The scheduled maturities of time deposits at December 31, 2022 are as follows:

2023	$ 215,355
2024	142,012
2025	12,910
2026	893
2027	2,093
Thereafter	141
Total	$ 373,404

At December 31, 2022 and December 31, 2021, overdrawn transaction accounts reclassified to loans totaled $137 and $208, respectively.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 9.   BORROWINGS

Borrowings consist of the following:

	December 31,	
	2022	**2021**
Short-term variable $25.0 million line of credit with interest due quarterly at the WSJ Prime Rate, maturity August 2024.	$ (19)	$ 12,498
Short-term fixed rate Federal Home Loan Bank advances with interest and principal payments due at various maturity dates through 2024 and interest rates ranging from 0.31% to 4.57%.	31,000	25,950
Subordinated notes with interest due quarterly at an initial fixed rate of 3.5% until February 7, 2027, then will reset quarterly to a Three-Month Term Secured Overnight Financing Rate plus 205 basis points through maturity on February 7, 2032.	47,097	—
Subordinated notes with interest due quarterly at an initial fixed rate of 7.0% until October 26, 2027, then will reset quarterly to a Three-Month Term Secured Overnight Financing Rate plus 306 basis points through maturity on October 26, 2032.	39,217	—
	$ 117,295	$ 38,448

Contractual maturities of other borrowings as of December 31, 2022 are as follows:

2023	$ 21,000
2024	9,981
2025	—
2026	—
2027	—
Thereafter	86,314
Total	$ 117,295

The short-term variable $25.0 million line of credit from First Horizon Bank is collateralized by 100% of the capital stock of the Bank.

Advances from the Federal Home Loan Bank of Atlanta are secured by a blanket floating lien on qualifying commercial mortgages of $90,978, residential mortgages of $34,166, and on qualifying home equity lines of credit of $5,393. At December 31, 2022, the Company had $31,000 in outstanding advances and approximately $99,537 was available for borrowing on lines with the FHLB.

At December 31, 2022, the Company has accommodations which allow the purchase of federal funds from several correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid in less than a month. At December 31, 2022 and 2021, the Company had $0 outstanding under these arrangements. The Company may borrow up to $87,200 under these arrangements as of December 31, 2022.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 9.   BORROWINGS (Continued)

Subordinated Notes

On June 23, 2016, the Company issued $4,500 of Fixed-to-Floating Rate Subordinated Notes due July 2026 (the "2026 Notes"). The 2026 Notes initially bore interest at 6.625% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, commencing on January 1, 2017 until July 1, 2021. Thereafter and to, but excluding, the maturity date or earlier redemption, interest was payable quarterly in arrears, at an annual floating rate equal to three-month LIBOR as determined for the applicable quarterly period, plus 5.412%. On June 23, 2021, the Company redeemed all of the outstanding 2026 Notes.

On February 7, 2022, the Company issued $48,000 of Fixed-to-Floating Rate Subordinated Notes due February 2032 (the "Notes"). The Notes bear interest at 3.50% per annum, payable quarterly in arrears. From and including February 7, 2027, to but excluding the maturity date or early redemption date, the interest rate will reset quarterly to a Three-Month Term Secured Overnight Financing Rate plus 205 basis points, payable quarterly in arrears. The Company will be entitled to redeem the Notes, in whole or in part, on any interest payment on or after February 7, 2027, and to redeem the Notes in whole upon certain other events. Issuance costs related to the Notes totaled $1,093 and have been netted against the subordinated notes liability on the balance sheet. At December 31, 2022, the remaining balance of the debt issuance cost was $903. The debt issuance costs are being amortized using the straight line method over sixty months and are recorded as a component of interest expense.

On October 26, 2022, the Company issued $40,000 of Fixed-to-Floating Rate Subordinated Notes due October 2032 (the "2032 Notes"). The 2032 Notes bear interest at 7.0% per annum, payable quarterly in arrears. From and including October 26, 2027, to but excluding the maturity date or early redemption date, the interest rate will reset quarterly to a Three-Month Term Secured Overnight Financing Rate plus 306 basis points, payable quarterly in arrears. The Company will be entitled to redeem the 2032 Notes, in whole or in part, on any interest payment on or after October 26, 2027, and to redeem the 2032 Notes in whole upon certain other events. Issuance costs related to the 2032 Notes totaled $810 and have been netted against the subordinated notes liability on the balance sheet. At December 31, 2022, the remaining balance of the debt issuance cost was $783. The debt issuance costs are being amortized using the straight line method over sixty months and are recorded as a component of interest expense.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 10.   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates.

Non-designated Hedges

Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting derivatives that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate derivatives associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer derivatives and the offsetting derivatives are recognized directly in earnings.

Tabular Disclosure of Fair Values of Derivative Instruments on the Balance Sheet

The table below presents the fair value of the Company's derivative financial instruments including the effects of offsetting as well as their classification on the consolidated balance sheets as of December 31, 2022 and December 31, 2021. As of December 31, 2022, the Company has posted cash collateral of $8,950. The amount of loss recognized in income on derivatives as a fair value adjustment and fee income, for the year ended December 31, 2022, were $47 and $3, respectively.

	December 31, 2022				December 31, 2021			
Derivatives not Designated as Hedging Instruments	Notional Amount	Balance Sheet Location	Fair Value		Derivatives not Designated as Hedging Instruments	Notional Amount	Balance Sheet Location	Fair Value
Interest Rate Products	$ 73,631	Other Assets	$ 8,870		Interest Rate Products	$ 77,534	Other Assets	$ 1,784
Interest Rate Products	73,631	Other Liabilities	(8,882)		Interest Rate Products	77,534	Other Liabilities	(1,843)

Credit-risk-related Contingent Features

Applicable for OTC derivatives with dealers

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

The Company has agreements with certain of its derivative counterparties that contain a provision where if the company fails to maintain its status as a well / adequate capitalized institution, then the Company could be required to post additional collateral.

As of December 31, 2022, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $9,018. If the Company had breached any of these provisions at December 31, 2022, it could have been required to settle its obligations under the agreements at their termination value of $9,018, less the required collateral of $8,950.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 11.   EMPLOYEE AND DIRECTOR BENEFITS

Incentive Stock Compensation

The Company maintains the 2017 Incentive Stock Compensation Plan which allows for the grants to directors and employees of incentive and nonqualified stock options depending on the eligibility of the recipient. In addition, it allows for the grants of restricted stock and restricted stock units. The grants, including the terms of the award, are determined by the Compensation Committee, and approved by the Board of Directors. As of December 31, 2022, there are 310,860 equity units available to be granted.

Incentive Stock Options

Pertinent information related to the options is as follows:

	Number	Weighted Average Exercise Price
Year Ended December 31, 2022		
Options outstanding, beginning of year	501,492	$ 15.37
Granted	32,067	20.61
Exercised	(15,300)	14.43
Forfeited	—	—
Options outstanding, end of year	518,259	$ 15.72
Weighted average remaining contractual life		5.72 years
Exercisable, end of year	405,125	$ 14.66
Year Ended December 31, 2021		
Options outstanding, beginning of year	480,478	$ 14.95
Granted	33,294	20.03
Exercised	(10,000)	10.00
Forfeited	(2,280)	20.10
Options outstanding, end of year	501,492	$ 15.37
Weighted average remaining contractual life		6.46 years
Exercisable, end of year	327,526	$ 13.79

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 11.   EMPLOYEE AND DIRECTOR BENEFITS (Continued)

Incentive Stock Options (Continued)

Exercisable options at December 31, 2022 were as follows:

Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(dollars in thousands)
$ 10.00	115,000	$ 10.00	3.06	$ 2,179
14.00	28,000	14.00	4.30	419
14.00	9,000	14.00	4.63	135
14.00	5,000	14.00	4.97	75
14.50	67,200	14.50	5.06	971
14.50	10,500	14.50	5.38	152
14.50	6,400	14.50	5.92	92
16.00	75,392	16.00	6.07	976
22.75	9,000	22.75	6.80	56
20.10	41,034	20.10	7.07	363
20.10	19,501	20.10	7.12	173
14.98	4,000	14.98	7.77	56
18.34	4,000	18.34	7.98	42
20.03	11,098	20.03	8.12	99
	405,125	$ 14.66	5.12	$ 5,788

During 2021 and 2022, there were no vested stock options exchanged in a cashless exercise.

For the years ended December 31, 2022 and 2021, the Company recognized $412 and $362, respectively, in stock-based compensation expense related to stock option awards. As of December 31, 2022 and 2021, there is $513 and $587, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. The cost is expected to be recognized over a weighted average period of 1.51 years.

The fair value of each stock option award is estimated on the date of grant using a Black-Scholes-Merton valuation model that uses the assumptions noted in the following table. Expected volatilities are based on an average of traded community banks. The Company considers historical data and peer group data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is based on the short-cut method and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following weighted average assumptions were used in the calculations for 2022 and 2021 as follows:

	December 31,	
	2022	**2021**
Dividend yield	1.75%	2.50%
Weighted average volatility	77.33%	65.43%
Expected life in years	6.50 years	6.50 years
Risk-free interest rate	1.93%	0.81%
Weighted average grant-date fair value	$ 12.47	$ 9.77

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 11.   EMPLOYEE AND DIRECTOR BENEFITS (Continued)

Restricted Stock

The Company awarded 24,265 shares of restricted stock during 2022 and 24,985 in 2021. The restriction is based upon continuous service and the shares will vest equally over three to five years. Nonvested restricted stock consists of the following:

	Number	Weighted Average Grant Date Fair Value
Year Ended December 31, 2022		
Nonvested, beginning of year	39,314	$ 19.50
Granted	24,265	20.61
Forfeited	—	—
Vested	(24,284)	19.71
Nonvested, end of year	39,295	$ 20.05
Year Ended December 31, 2021		
Nonvested, beginning of year	39,169	$ 17.80
Granted	24,985	20.03
Forfeited	—	—
Vested	(24,840)	17.36
Nonvested, end of year	39,314	$ 19.50

As of December 31, 2022, there was $477 of unrecognized compensation cost related to nonvested restricted stock awards. Expense for restricted stock awards of $500 and $463 was recorded for the years ended December 31, 2022 and 2021, respectively.

Restricted Stock Units

On December 21, 2022, the Company amended the 2017 Incentive Stock Compensation Plan to allow for the grant of restricted stock units. The Company awarded 107,144 units of restricted stock during 2022. The restriction is based upon continuous service until retirement and the units will vest over three years. Nonvested restricted stock units consists of the following:

	Number	Weighted Average Grant Date Fair Value
Year Ended December 31, 2022		
Nonvested, beginning of year	—	$ —
Granted	107,144	28.52
Vested	(35,715)	28.52
Nonvested, end of year	71,429	$ 28.52

As of December 31, 2022, there was $2,283 of unrecognized compensation cost related to nonvested restricted stock units. Expense for restricted stock units of $773 was recorded for the year ended December 31, 2022.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 11.   EMPLOYEE AND DIRECTOR BENEFITS (Continued)

Supplemental Executive Retirement Plan

The Company sponsors a supplemental executive retirement plan (SERP) providing for death and retirement benefits for certain executive officers. In connection with the SERP plan, the Company has purchased annuity contracts and bank owned life insurance from various insurance entities. The Company is the annuity owner throughout the term of the contract and as such, the annuity payments are paid directly to the Company. The Company in turn will make the benefit payments to the executives upon retirement over the executives' life using the funds received from the annuity contracts. The Company will accrue the total obligation under the SERP over the executive's future service period to the date full eligibility for the benefit is attained. The amounts to be accrued shall result in an accrued amount at the full eligibility date equal to the then present value of all of the future benefits expected to be paid.

The Company has recorded a liability as of December 31, 2022 and 2021, amounting to $4,399 and $3,578, respectively, for the present value of the future benefits to be paid under the SERP, which is recorded in other liabilities on the consolidated balance sheets. Expense related to the SERP totaled $821 and $589 for the years ended December 31, 2022 and 2021, respectively.

Bank Owned Life Insurance

Investments in bank owned life insurance programs are recorded at their respective cash surrender values. The cash surrender value and net interest earned on the related policies amounted to $29,186 and $624, respectively, as of and for the year ended December 31, 2022 and $22,201 and $497, respectively, as of and for the year ended December 31, 2021.

NOTE 12.   INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,			
	2022		**2021**	
Current	$	10,421	$	6,705
Deferred		(2,696)		(973)
Income tax expense	$	7,725	$	5,732

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences as of December 31, 2022 and 2021 is as follows:

	Years Ended December 31,			
	2022		**2021**	
Income tax expense at federal statutory rate	$	7,307	$	5,102
State income tax		1,268		879
Tax exempt income		(253)		(210)
Investment tax credit		(675)		—
Other		78		(39)
Income tax expense	$	7,725	$	5,732

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 12. INCOME TAXES (Continued)

The components of deferred income taxes are as follows:

	December 31,		
	2022		**2021**
Deferred income tax assets:			
Loan loss reserves	$ 5,268	$	3,812
Pre-opening and organization expenses	—		15
Deferred compensation	1,269		1,055
Intangible assets created from asset purchase	28		34
Loans purchased at a premium	34		68
Restricted stock	248		40
Deferred origination fees	1,348		795
Net loss on fair market adjustments	130		—
Unrealized loss on securities available for sale	3,882		—
	12,207		5,819
Deferred income tax liabilities:			
Loans purchased at a discount	96		136
Depreciation	239		325
Intangible assets created from stock purchase	321		393
Investment tax credit	142		—
Other	27		161
Unrealized gain on securities available for sale	—		743
	825		1,758
Net deferred income tax asset	$ 11,382	$	4,061

The Company and its subsidiary are subject to U.S. federal income tax, as well as income tax within the States of Alabama and Georgia. The Company is no longer subject to examination by taxing authorities for years before 2018.

The deferred income tax asset is recorded in "Other assets" on the consolidated balance sheets.

NOTE 13. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit and standby letters of credit are variable rate instruments.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 13.   COMMITMENTS AND CONTINGENCIES (Continued)

Loan Commitments (Continued)

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. A summary of the Company's commitments is as follows:

	December 31,			
	2022		2021	
Commitments to extend credit	$	550,315	$	314,194
Standby letters of credit		5,632		3,434
Total	$	555,947	$	317,628

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies and is required in instances which the Company deems necessary.

The Company has not been required to perform on any standby letters of credit, and the Company has not incurred any losses on financial standby letters of credit for the twelve months ended December 31, 2022 and December 31, 2021.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 14.   CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, commercial real estate, residential real estate, and consumer loans to customers in Alabama and Georgia. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Eighty-three percent of the Company's loan portfolio is concentrated in real estate. A substantial portion of these loans are secured by real estate in the Company's primary market area. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of the loan portfolio and the recovery of the carrying amount of the other real estate owned are susceptible to changes in market conditions in the Company's primary market area. The other concentrations of credit by type of loan are set forth in Note 4.

The Company, according to regulatory restrictions, may not generally extend credit to any single borrower or group of related borrowers on a secured basis in excess of 20% of capital, as defined, or approximately $51,855 or on an unsecured basis in excess of 10% of capital, as defined, or approximately $25,928.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 15.   STOCKHOLDERS' EQUITY

As of December 31, 2022, the Company had 8,706,920 shares of common stock issued and outstanding and does not have any non-voting shares issued and outstanding.

As of December 31, 2021, the Company had 9,012,857 shares of common stock issued and outstanding and does not have any non-voting shares issued and outstanding.

NOTE 16.   REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2022, approximately $51,951 of retained earnings was available for dividend declaration without regulatory approval.

The Bank is also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. In addition, the Bank is subject to an institution-specific capital buffer, which must exceed 2.50% to avoid limitations on distributions and discretionary bonus payments. Management believes, as of December 31, 2022 and December 31, 2021, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2022, the Company and the Bank believe they are each well capitalized on a consolidated basis for bank regulatory purposes as their respective capital ratios exceed minimum total Tier 1 and CET1 risk-based capital ratios and Tier 1 leverage capital ratios as set forth in the following table. As a bank holding company with less than $3 billion in total consolidated assets, the Company is eligible to be treated as a "small bank holding company" under the Federal Reserve's Small Bank Holding Company and Savings and Loan Holding Company Policy Statement. As a result, the Company's capital adequacy is evaluated at the bank level and on a parent-only basis, and it is not subject to consolidated capital standards for regulatory purposes. The ratios set forth below as to the Company are for illustrative purposes in the event it were to become subject to consolidated capital standards for regulatory purposes. The column styled "Required for Capital Adequacy Purposes" includes the 2.5% capital conservation buffer.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 16.   REGULATORY MATTERS (Continued)

	Actual		Required for Capital Adequacy Purposes		Minimums To Be "Well Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022						
Tier 1 capital (to average assets)						
Company	$ 174,679	8.82 %	$ 79,182	4.00 %	$ —	—
Bank	$ 240,815	12.17 %	$ 79,182	4.00 %	$ 98,977	5.00 %
CET 1 capital (to risk-weighted assets)						
Company	$ 174,679	8.86 %	$ 138,018	7.00 %	$ —	—
Bank	$ 240,815	12.21 %	$ 138,018	7.00 %	$ 128,160	6.50 %
Tier 1 capital (to risk-weighted assets)						
Company	$ 174,679	8.86 %	$ 167,593	8.50 %	$ —	—
Bank	$ 240,815	12.21 %	$ 167,593	8.50 %	$ 157,735	8.00 %
Total capital (to risk-weighted assets)						
Company	$ 282,835	14.34 %	$ 207,027	10.50 %	$ —	—
Bank	$ 260,971	13.24 %	$ 207,027	10.50 %	$ 197,169	10.00 %

	Actual		Required for Capital Adequacy Purposes		Minimums To Be "Well Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2021						
Tier 1 capital (to average assets)						
Company	$ 156,723	9.74 %	$ 64,376	4.00 %	$ —	—
Bank	$ 168,027	10.44 %	$ 64,376	4.00 %	$ 80,470	5.00 %
CET 1 capital (to risk-weighted assets)						
Company	$ 156,723	10.35 %	$ 106,019	7.00 %	$ —	—
Bank	$ 168,027	11.09 %	$ 106,019	7.00 %	$ 98,446	6.50 %
Tier 1 capital (to risk-weighted assets)						
Company	$ 156,723	10.35 %	$ 128,737	8.50 %	$ —	—
Bank	$ 168,027	11.09 %	$ 128,737	8.50 %	$ 121,164	8.00 %
Total capital (to risk-weighted assets)						
Company	$ 171,567	11.33 %	$ 159,028	10.50 %	$ —	—
Bank	$ 182,871	12.07 %	$ 159,028	10.50 %	$ 151,455	10.00 %

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 17. FAIR VALUE OF ASSETS AND LIABILITIES

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the *Fair Value Measurements and Disclosures* topic (FASB ASC 820), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amounts of cash and due from banks, interest-bearing deposits in banks, and federal funds sold make up cash and cash equivalents. The carrying amount of these short-term instruments approximate fair value.

Securities and Other Equity Securities: Where quoted prices are available in an active market, management classifies the securities within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds and exchange-traded equities.

113

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 17.   FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Fair Value Hierarchy (Continued)

If quoted market prices are not available, management estimates fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include GSE obligations, and state and municipal securities. Mortgage-backed securities are included in Level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, those securities would be classified in Level 3.

Restricted Equity Securities: The carrying amount of restricted equity securities with no readily determinable fair value approximates fair value based on the redemption provisions of the issuers which is cost.

Loans Held for Sale: The carrying amounts of loans held for sale approximates fair value.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair values of fixed rate loans is estimated based on discounted contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Bank Owned Life Insurance: The carrying amount of bank owned life insurance approximates fair value.

Annuities: The carrying amounts of annuities approximate their fair values.

Deposits: The fair values disclosed for transaction deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowings: The fair value of fixed rate other borrowings is based on discounted contractual cash flows using interest rates currently being offered for borrowings of similar maturities. The fair values of the Company's variable rate other borrowings approximate their carrying values.

Subordinated Notes: The carrying amounts of the subordinated notes approximate fair value.

Accrued Interest: The carrying amounts of accrued interest approximate fair value.

Trading Assets and Liabilities: The Company has derivative instruments in the form of interest rate swap agreements accounted for as trading assets and liabilities and carried at fair value. The fair value of these instruments is based on information obtained from a third party financial institution. The Company reflects these instruments within Level 2 of the valuation hierarchy.

Off-Balance Sheet Credit-Related Instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Assets Measured at Fair Value on a Recurring Basis

The only assets and liabilities measured at fair value on a recurring basis are our securities available for sale and swaps. There were no transfers between levels during the period. Information related to the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2022 and December 31, 2021 is as follows:

Table of Contents
SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS*(in thousands, except per share amounts)*

NOTE 17. FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Assets Measured at Fair Value on a Recurring Basis (Continued)

	Fair Value Measurements At Reporting Date Using:			
	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022				
U.S. Treasury securities	$ 8,584	$ —	$ 8,584	$ —
U.S. Government Sponsored Enterprises (GSEs)	1,788	—	1,788	—
State and municipal securities	49,925	—	49,925	—
Corporate debt securities	11,627	—	11,627	—
Asset based securities	13,337	—	13,337	—
Mortgage-backed GSE residential/multifamily and non-GSE	70,283	—	70,283	—
Other equity securities	4,444	3,674	—	770
Interest Rate Products - asset	8,870	—	8,870	—
Interest Rate Products - liabilities	(8,882)	—	(8,882)	—
December 31, 2021				
U.S. Treasury securities	$ 7,822	$ —	$ 7,822	$ —
U.S. Government Sponsored Enterprises (GSEs)	9,193	—	9,193	—
State and municipal securities	56,781	—	56,781	—
Corporate debt securities	10,784	—	10,784	—
Asset based securities	10,472	—	10,472	—
Mortgage-backed GSE residential/multifamily and non-GSE	37,120	—	37,120	—
Other equity securities	9,232	4,985	—	4,247
Interest Rate Products - asset	1,784	—	1,784	—
Interest Rate Products - liabilities	(1,843)	—	(1,843)	—

Assets Measured at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measure at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below as of December 31, 2022 and December 31, 2021:

	Fair Value Measurements At Reporting Date Using:			
	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022				
Impaired loans	$ 1,020	$ —	$ —	$ 1,020
Foreclosed assets	2,930	—	—	2,930
Totals	$ 3,950	$ —	$ —	$ 3,950

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 17.   FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2021				
Impaired loans	$ 7,718	$ —	$ —	$ 7,718
Foreclosed assets	2,930	—	—	2,930
Totals	$ 10,648	$ —	$ —	$ 10,648

Impaired Loans

Loans considered impaired under ASC 310-10-35, *Receivables*, are loans for which, based on current information and events, it is probable that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans can be measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral less estimated selling costs if the loan is collateral dependent.

The fair value of impaired loans were primarily measured based on the value of the collateral securing these loans. Impaired loans are classified within Level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory, and/or accounts receivable. The Company generally determines the value of real estate collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraised values are discounted for estimated costs to sell and may be discounted further based on management's historical knowledge, changes in market conditions from the date of the most recent appraisal, and/or management's expertise and knowledge of the customer and the customer's business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors discussed above.

Impaired loans, which are usually measured for impairment using the fair value of collateral, had a carrying amount of $10,141 and $16,347 with a specific valuation allowance of $551 and $704 at December 31, 2022 and December 31, 2021, respectively. Of the $10,141 and $16,347 impaired loan portfolio, $1,571 and $8,422 were carried at fair value as a result of charge offs, specific valuation allowances, and the fair market adjustments at December 31, 2022 and December 31, 2021, respectively. The remaining $8,570 and $7,925 was carried at cost, as the fair value of the collateral on these loans exceeded the book value for each individual credit at December 31, 2022 and December 31, 2021, respectively. Charge offs and changes in specific valuation allowances at December 31, 2022 and December 31, 2021 on impaired loans carried at fair value resulted in additional provision for loan losses of $215 and $40, respectively.

Foreclosed Assets

Foreclosed assets, consisting of properties/assets obtained through foreclosure or in satisfaction of loans, are initially recorded at fair value less estimated costs to sell upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value less estimated costs to sell. Fair values are generally based on third party appraisals of the property/assets and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes further discounted based on management's historical knowledge, and/or changes in market conditions from the date of the most recent appraisal, and/or management's expertise and knowledge of the customer and the customer's business. Such discounts are typically significant unobservable inputs for determining fair value. In cases where the carrying amount exceeds the fair value, less estimated costs to sell, a loss is recognized in noninterest expense.

Quantitative Disclosures for Level 3 Fair Value Measurements

The table below includes a rollforward of the balance sheet amounts for the year ended December 31, 2022 and 2021 (including the change in fair value) for financial instruments classified by the Company within Level 3 of the valuation hierarchy measured at fair value on a recurring basis.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 17.   FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

	December 31,	
	2022	**2021**
Carrying value, beginning of period	$ 4,247	$ —
Purchases	—	4,000
Reinvestments	150	98
Redemptions	(3,306)	—
Net realized gains	(321)	149
Carrying value, end of period	$ 770	$ 4,247

For Level 3 assets measured at fair value on a recurring basis as of December 31, 2022, the significant unobservable inputs used in the fair value measurements are presented below.

	Carrying Amount	Valuation Technique	Significant Unobservable Input	Weighted Average of Input
Recurring:				
Other equity securities	$ 770	Discounted cash flow	Discount rate (%)	N/A

For Level 3 assets measured at fair value on a recurring basis as of December 31, 2021, the significant unobservable inputs used in the fair value measurements are presented below.

	Carrying Amount	Valuation Technique	Significant Unobservable Input	Weighted Average of Input
Recurring:				
Other equity securities	$ 4,247	Discounted cash flow	Discount rate (%)	N/A

For Level 3 assets measured at fair value on a nonrecurring basis as of December 31, 2022, the significant unobservable inputs used in the fair value measurements are presented below.

	Carrying Amount	Valuation Technique	Significant Unobservable Input	Weighted Average of Input
Nonrecurring:				
Impaired loans	$ 1,020	Appraisal	Appraisal discounts (%)	15-20%
Foreclosed assets	$ 2,930	Appraisal	Appraisal discounts (%)	10-15%

For Level 3 assets measured at fair value on a nonrecurring basis as of December 31, 2021, the significant unobservable inputs used in the fair value measurements are presented below.

	Carrying Amount	Valuation Technique	Significant Unobservable Input	Weighted Average of Input
Nonrecurring:				
Impaired loans	$ 7,718	Appraisal	Appraisal discounts (%)	15-20%
Foreclosed assets	$ 2,930	Appraisal	Appraisal discounts (%)	10-15%

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 17.   FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Fair Value of Financial Instruments

The carrying amount and estimated fair value of the Company's financial instruments were as follows:

| | December 31, 2022 | | | |
| | | Estimated Fair Value | | |
	Carrying Amount	Level 1	Level 2	Level 3
Financial assets:				
Cash and cash equivalents	$ 168,499	$ 168,499	$ —	$ —
Securities available for sale	155,544	—	155,544	—
Other equity securities	4,444	3,674	—	770
Loans held for sale	1,047	—	1,047	—
Trading assets	8,870	—	8,870	—
Loans, net	1,567,008	—	1,529,646	1,020
Bank owned life insurance	29,186	—	29,186	—
Annuities	15,478	—	15,478	—
Accrued interest receivable	6,963	—	6,963	—
Restricted equity securities	3,134	—	—	3,134
Financial liabilities:				
Deposits	$ 1,720,743	$ —	$ 1,714,249	$ —
Trading liabilities	8,882	—	8,882	—
FHLB advances	31,000	—	30,788	—
Other borrowings	(19)	—	(19)	—
Subordinated notes	86,314	—	86,314	—
Accrued interest payable	584	—	584	—

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 17.   FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Fair Value of Financial Instruments (Continued)

			December 31, 2021			
				Estimated Fair Value		
	Carrying Amount		Level 1	Level 2		Level 3
Financial assets:						
Cash and cash equivalents	$ 283,956	$	283,956	$ —	$	—
Securities available for sale	132,172		—	132,172		—
Other equity securities	9,232		4,985	—		4,247
Loans held for sale	2,400		—	2,400		—
Trading assets	1,784		—	1,784		—
Loans, net	1,235,456		—	1,237,491		7,718
Bank owned life insurance	22,201		—	22,201		—
Annuities	12,888		—	12,888		—
Accrued interest receivable	4,170		—	4,170		—
Restricted equity securities	2,600		—	—		2,600
Financial liabilities:						
Deposits	$ 1,556,451	$	—	$ 1,507,190	$	—
Trading liabilities	1,843		—	1,843		—
FHLB advances	25,950		—	25,926		—
Other borrowings	12,498		—	12,498		—
Subordinated notes	—		—	—		—
Accrued interest payable	132		—	132		—

NOTE 18.   REVENUE FROM CONTRACTS WITH CUSTOMERS

The majority of revenue-generating transactions are excluded from the scope of ASC 606, including revenue generated from financial instruments, such as securities and loans; SBA fees; and gains on sales of mortgage loans. Revenue-generating transactions that are within the scope of ASC 606, classified within noninterest income, are described as follows:

Service charges on deposit accounts – represent service fees for monthly activity and maintenance on customer accounts. Attributes can be transaction-based, item-based or time-based. Revenue is recognized when the Company's performance obligation is completed which is generally monthly for maintenance services or when a transaction is processed. Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

Interchange Income – bank card related fees primarily includes interchange income from client use of consumer and business debit cards. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. This income is included in other noninterest income on the consolidated statements of income.

Gains and Losses from the Sale of Foreclosed Assets – the performance obligation in the sale of foreclosed assets typically will be the delivery of control over the asset to the buyer. If the Company is not financing the sale, the transaction price is typically identified in the purchase and sale agreement. However, if the Company provides seller financing, the Company must determine a transaction price, depending on if the sale contract is at market terms and taking into account the credit risk inherent in the arrangement.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 18. REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

Other non-interest income primarily includes income on bank owned life insurance contracts, both transaction-based fees and account maintenance fees. Transaction based fees are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Other account maintenance fees are recognized over time, usually on a monthly basis, as the Company's performance obligation for services is satisfied.

NOTE 19. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets of Southern States Bancshares, Inc. as of December 31, 2022 and 2021, and the condensed statements of income and cash flows for the years then ended.

CONDENSED BALANCE SHEET	December 31, 2022	December 31, 2021
Assets:		
Cash	$ 19,405	$ 399
Investment in subsidiary	247,856	188,503
Other assets	1,529	794
Total assets	268,790	189,696
Liabilities and stockholders' equity:		
Other borrowings	$ (19)	$ 12,498
Subordinated debt	86,314	—
Other liabilities	776	—
Total liabilities	87,071	12,498
Stockholders' equity	181,719	177,198
Total liabilities and stockholders' equity	$ 268,790	$ 189,696

CONDENSED STATEMENTS OF INCOME	For the Years Ended	
	2022	2021
Income		
Dividend income from subsidiary	$ 3,167	$ 2,826
Dividend income from equity securities	136	—
	3,303	2,826
Expense		
Interest expense	2,315	412
Other	2,258	1,054
	4,573	1,466
(Loss) income before income tax benefits and equity in undistributed earnings of subsidiary	(1,270)	1,360
Income tax benefits	827	294
(Loss) income before equity in undistributed earnings of subsidiary	(443)	1,654
Equity in undistributed earnings of subsidiary	27,514	16,913
Net income	$ 27,071	$ 18,567

120

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 19.   PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOW	For the Years Ended	
	2022	2021
OPERATING ACTIVITIES		
Net income	$ 27,071	$ 18,567
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of subsidiary	(27,514)	(16,913)
Stock-based compensation	912	825
(Decrease) increase in accrued interest payable	3	(27)
Net other operating income (expenses)	275	(85)
Net cash provided by operating activities	747	2,367
INVESTING ACTIVITIES		
Investment in equity securities	(237)	(360)
Net cash used in investing activities	(237)	(360)
FINANCING ACTIVITIES		
Net (repayment) proceeds of note payable	(12,517)	4,500
Net proceeds (repayment) of subordinated notes	86,314	(4,500)
Issuance of common stock	222	21,123
Purchase of common stock	(7,358)	—
Capital contribution to subsidiary	(45,000)	(20,000)
Common stock dividends paid	(3,165)	(2,892)
Net cash provided by (used in) financing activities	18,496	(1,769)
Net increase in cash	19,006	238
Cash at beginning of year	399	161
Cash at end of year	$ 19,405	$ 399

NOTE 20.   RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company conducts transactions with its directors and executive officers, including companies in which such directors and executive officers have a beneficial interest. It is the Company's policy to comply with federal regulations that require that loan and deposit transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans and deposits to other persons.

Deposits from related parties held by the Company at December 31, 2022 and 2021 totaled $10,586 and $8,678, respectively.

SOUTHERN STATES BANCSHARES, INC. AND SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE 20.   RELATED PARTY TRANSACTIONS (Continued)

Changes in related party loans for the years ended December 31, 2022 and 2021 are as follows:

	December 31,			
	2022		2021	
Balance, beginning of year	$	7,323	$	8,041
Advances		625		2,176
Repayments		(2,257)		(2,894)
Balance, end of year	$	5,691	$	7,323

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

As of the end of the period covered by this report, an evaluation was performed by the Company, under the supervision and with the participation of its management, including its Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), of the effectiveness of the design and operation of its disclosure controls and procedures. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) were effective as of the end of the period covered by this report.

Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control system is a process designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations and can only provide reasonable assurance with respect to financial reporting.

As of December 31, 2022, management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in 2013. Based on the assessment management determined that we maintained effective internal control over financial reporting as of the end of the period covered by this report.

Mauldin & Jenkins, LLC, an independent registered public accounting firm, audited our consolidated financial statements for the years ended December 31, 2022 and 2021, included in this Report. Their report is included in "Item 8. Financial Statements and Supplementary Data." This Report does not include an attestation report of Mauldin & Jenkins, LLC on our internal control over financial reporting due to a transition period established by rules of the SEC for an Emerging Growth Company.

Changes in internal control over financial reporting

There were no changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference from our Definitive Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the end of the fiscal year ended December 31, 2022.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference from our Definitive Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the end of the fiscal year ended December 31, 2022.

Equity Compensation Plan Information

The following table shows information about our common stock that may be issued under the 2017 Incentive Stock Compensation Plan, as amended (the "Incentive Plan") as of December 31, 2022.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (3)
Equity compensation plans approved by the security holders	664,698	$ 18.04	310,860
Equity compensation plans not approved by the security holders	—	—	—
Total	664,698	$ 18.04	310,860

(1) This column reflects the maximum number of shares of common stock that may be issued under outstanding and unvested options, restricted stock and restricted stock units at December 31, 2022.

(2) This column reflects the weighted-average exercise price of outstanding options granted under the Incentive Plan as of December 31, 2022.

(3) This column reflects the total number of shares of common stock remaining available for issuance under the Incentive Plan.

The Incentive Plan is the only plan under which our equity securities are authorized for issuance. The Incentive Plan was approved by our shareholder prior to our initial public offering. Please read Note 11 to our consolidated financial statements, entitled "Employee and Director Benefits" for a description of the Incentive Plan.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference from our Definitive Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the end of the fiscal year ended December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference from our Definitive Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the end of the fiscal year ended December 31, 2022.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference from our Definitive Proxy Statement for our 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the end of the fiscal year ended December 31, 2022.

The Independent Registered Public Accounting Firm is Mauldin & Jenkins, LLC (PCAOB Firm ID NO. 669) located in Birmingham, Alabama.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

(1) The following consolidated financial statements are incorporated by reference from "Item 8. Financial Statements and Supplementary Data":

Consolidated Balance Sheets as of December 31, 2022 and 2021
Consolidated Statements of Income for the Years Ended December 31, 2022 and 2021
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022 and 2021
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2022 and 2021
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022 and 2021
Notes to the Consolidated Financial Statements

(2) All supplemental financial statement schedules are omitted because they are either not applicable or not required, or because the required information is contained in the consolidated financial statements or the notes thereto which is included in Part II, Item 8 of this Annual Report on Form 10-K.

(3) Exhibits required to be filed are included in Item 15(b) below.

NUMBER   DESCRIPTION

2.1#	Agreement and Plan of Merger by and between Southern States Bancshares, Inc. and East Alabama Financial Group, Inc., dated as of May 7, 2019 (incorporated by reference to Exhibit 2.1 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
3.1	Certificate of Incorporation of Southern States Bancshares, Inc., as amended (incorporated by reference to Exhibit 3.1 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
3.2	Amended and Restated Bylaws of Southern States Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15,2021, file number 333-257915).
4.1	Description of Capital Stock (incorporated by reference to Exhibit 4.1 to Southern States Bancshares, Inc.'s Annual Report on Form 10-K filed with the SEC on March 18, 2022, file number 001-40727).
4.2	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
4.3	Indenture, dated February 7, 2022, by and between Southern States Bancshares, Inc. and UMB Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Southern States Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on February 8, 2022, file number 001-40727).
4.4	Form of 3.50% Fixed-to-Floating Rate Subordinated Note due February 7, 2032 (included as Exhibit A-1 and Exhibit A-2 to the Indenture filed as Exhibit 4.3 hereto) (incorporated by reference to Exhibit 4.1 to the Southern States Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on February 8, 2027, file number 001-40727).
4.5	Form of Indenture for Senior Indebtedness (incorporated by reference to Exhibit 4.7 to Southern States Bancshares, Inc.'s Registration Statement on Form S-3 filed with the SEC on October 7, 2022, file number 333-267772).
4.6	Form of Indenture for Subordinated Indebtedness (incorporated by reference to Exhibit 4.8 to Southern States Bancshares, Inc.'s Registration Statement on Form S-3 filed with the SEC on October 7, 2022, file number 333-267772).

4.7	Indenture, dated October 26, 2022, by and between Southern States Bancshares, Inc. and UMB Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Southern States Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on October 27, 2022, file number 001-40727).
4.8	Form of 7.00% Fixed-to-Floating Rate Subordinated Note due October 26, 2032 (included as Exhibit A-1 and Exhibit A-2 to the Indenture filed as Exhibit 4.7 hereto) (incorporated by reference to Exhibit 4.2 to the Southern States Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on October 27, 2022, file number 001-40727).
10.1#	Loan Agreement, dated August 20, 2019, between Southern States Bancshares, Inc. and First Horizon Bank (formerly First Tennessee Bank National Association), and related Revolving Credit Note (incorporated by reference to Exhibit 10.1 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.2#	First Amendment to Loan Agreement, dated November 6, 2020, between Southern States Bancshares, Inc. and First Horizon Bank, and related Amended and Restated Revolving Credit Note (incorporated by reference to Exhibit 10.1 to Southern States Bancshares, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2022, file number 001-4027).
10.3#	Second Amendment to Loan Agreement, dated July 20, 2022, between Southern States Bancshares, Inc. and First Horizon Bank (formerly First Tennessee Bank National Association), and related Second Amended and Restated Revolving Credit Note (incorporated by reference to Exhibit 10.2 to Southern States Bancshares, Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2022, file number 001-4027).
10.4†	2017 Incentive Stock Compensation Plan (incorporated by reference to Exhibit 10.2 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.5*†	Amendment No. 1 to the 2017 Incentive Stock Compensation Plan.
10.6*†	Southern States Bancshares, Inc. Executive Deferred Restricted Stock Unit Plan.
10.7†	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.8	Form of Option Award Agreement (incorporated by reference to Exhibit 10.4 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.9*†	Form of Restricted Stock Unit Award Agreement.
10.10†	Employment Agreement, dated March 24, 2010, by and between Stephen W. Whatley and Southern States Bank (incorporated by reference to Exhibit 10.5 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.11†	First Amendment to Employment Agreement, dated September 21, 2016, by and between Stephen W. Whatley and Southern States Bank (incorporated by reference to Exhibit 10.6 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.12†	Confidentiality, Non-Competition Agreement and Non-Solicitation Agreement, dated September 21, 2016, by and between Stephen W. Whatley and Southern States Bank (incorporated by reference to Exhibit 10.7 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.13†	Employment Agreement, dated February 5, 2001, by and between Mark Chambers and NAB, LLC (incorporated by reference to Exhibit 10.8 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.14†	First Amendment to Employment Agreement, dated April 13, 2021, by and between Mark Chambers and Southern States Bank (incorporated by reference to Exhibit 10.9 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.15†	Employment Agreement, dated February 19, 2013, by and between Lynn Joyce and Southern States Bank (incorporated by reference to 10.10 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).

10.16†	First Amendment to Employment Agreement, dated April 13, 2021, by and between Lynn Joyce and Southern States Bank (incorporated by reference to Exhibit 10.11 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.17†	Employment Agreement, dated March 24, 2010, by and between James W. Swift and Southern States Bank (incorporated by reference to Exhibit 10.12 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.18†	First Amendment to Employment Agreement, dated April 13, 2021, by and between James W. Swift and the Company (incorporated by reference to Exhibit 10.13 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.19†	Employment Agreement, dated March 24, 2010, by and between Greg Smith and Southern States Bank (incorporated by reference to Exhibit 10.14 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.20†	First Amendment to Employment Agreement, dated April 13, 2021, by and between Greg Smith and the Company (incorporated by reference to Exhibit 10.15 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.21	Registration Rights Agreement, dated as of December 28, 2016, by and among Southern States Bancshares, Inc. and the purchasers party thereto (incorporated by reference to Exhibit 10.16 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.22	Stock Purchase Agreement by and among Southern States Bancshares, Inc. and the purchasers identified on the signature pages thereto, dated as of December 27, 2016 (incorporated by reference to Exhibit 10.17 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
10.23#	Form of Subordinated Note Purchase Agreement, dated February 7, 2022, by and among Southern States Bancshares, Inc. and each Purchaser (incorporated by reference to Exhibit 10.1 to Southern States Bancshares, Inc.'s Current Report on From 8-K filed with the SEC on February 8, 2022, file number 001-40727).
10.24	Form of Registration Rights Agreement, dated February 7, 2022, by and among Southern States Bancshares, Inc. and each Purchaser (incorporated by reference to Exhibit 10.2 to Southern States Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on February 8, 2022, file number 001-40727).
10.25#	Form of Subordinated Note Purchase Agreement, dated October 26, 2022, by and among Southern States Bancshares, Inc. and each Purchaser (incorporated by reference to Exhibit 10.1 to Southern States Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on October 27, 2022, file number 001-40727).
10.26	Form of Registration Rights Agreement, dated October 26, 2022, by and among Southern States Bancshares, Inc. and each Purchaser (incorporated by reference to Exhibit 10.2 to Southern States Bancshares, Inc.'s Current Report on Form 8-K filed with the SEC on October 27, 2022, file number 001-40727).
21.1	Subsidiaries of Southern States Bancshares, Inc. (incorporated by reference to Exhibit 21.1 to Southern States Bancshares, Inc.'s Registration Statement on Form S-1 filed with the SEC on July 15, 2021, file number 333-257915).
23.1*	Consent of Mauldin & Jenkins, LLC
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - Formatted as Inline XBRL and contained within the Inline XBRL Instance Document in Exhibit 101.

*	Filed herewith
**	These exhibits are furnished herewith and shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act.
†	Indicates a management contract or compensatory plan.
#	Certain schedules, exhibits and appendices have been omitted pursuant to Item 601(a)(5). We will furnish the omitted schedules exhibits and appendices to the Securities and Exchange Commission upon request by the Commission.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHERN STATES BANCSHARES, INC.

Date: March 14, 2023   By: /s/ Stephen W. Whatley

Stephen W. Whatley
Chairman and Chief Executive Officer, and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Date: March 14, 2023   By: /s/ Stephen W. Whatley

Stephen W. Whatley
Chairman and Chief Executive Officer, and Director
(Principal Executive Officer)

Date: March 14, 2023   By: /s/ Lynn Joyce

Lynn Joyce
Senior Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: March 14, 2023   By: /s/ Mark Chambers

Mark Chambers
President and Director

Date: March 14, 2023   By: /s/ Lewis Beavers

Lewis Beavers
Director

Date: March 14, 2023   By: /s/ Daniel A. Cummings

Daniel A. Cummings
Director

Date: March 14, 2023   By: /s/ Alfred Hayes, Jr.

Alfred Hayes, Jr.
Director

Date: March 14, 2023   By: /s/ Jonathan W. Hinton

Jonathan W. Hinton
Director

Date: March 14, 2023	By:	/s/ Brent David Hitson
		Brent David Hitson
		Director
Date: March 14, 2023	By:	/s/ Brian Stacy Holmes
		Brian Stacy Holmes
		Director
Date: March 14, 2023	By:	/s/ Christine Hunsaker
		Christine Hunsaker
		Director
Date: March 14, 2023	By:	/s/ Cynthia S. McCarty
		Cynthia S. McCarty
		Director
Date: March 14, 2023	By:	/s/ Jay Florey Pumroy
		Jay Florey Pumroy
		Director
Date: March 14, 2023	By:	/s/ J. Henry Smith, IV
		J. Henry Smith, IV
		Director
Date: March 14, 2023	By:	/s/ Henry A. Turner
		Henry A. Turner
		Director

CORPORATE INFORMATION

Board of Directors

Lewis C. Beavers	Brian Stacy Holmes
Mark A. Chambers	Cynthia S. McCarty
D. Andrew Cummings	Jay Florey Pumroy
Alfred J. Hayes Jr.	J. Henry Smith, IV
Jonathan W. Hinton	Henry A. Turner
Brent David Hitson	Stephen W. Whatley
Christine Hunsaker	

Executive Management

Stephen W. Whatley	Chairman of the Board and CEO
Mark A. Chambers	President and Director
Lynn J. Joyce	Senior Executive Vice President and Chief Financial Officer
Greg B. Smith	Senior Executive Vice President and Chief Risk Officer
Jack W. Swift	Senior Executive Vice President and Chief Operating Officer

Corporate Offices

Southern States Bank
615 Quintard Avenue
Anniston, AL 36201

Investor Relations

Financial Profiles
Kevin Dobbs
ssbankir@finprofiles.com

Transfer Agent

Computershare
www.computershare.com/us

Stock Information

NASDAQ Global Select Market
SSBK



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